Exhibit 99.1

PETAQUILLA MINERALS LTD.

A TECHNICAL REPORT ON THE BOTIJA ABAJO PROJECT
A SATELLITE DEPOSIT OF THE
MOLEJÓN MINE

DONOSO DISTRICT, COLON PROVINCE
REPUBLIC OF PANAMÁ

80° 37 27 114 W LONGITUDE
8° 49 23 339 N LATITUTDE
(975,321N, 541,326E UTM)

PREPARED FOR:

PETAQUILLA MINERALS LTD.
410-475 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA, CANADA V6B 4M9

24 SEPTEMBER 2012

PREPARED BY:

ROBERT CAMERON, PH.D., MMSA 01357QP
RICHARD S. KUNTER, PH.D
MICHAEL D. MARTIN, B.Sc.
BALTAZAR SOLANO-RICO, B.S., MSC.,

BEHRE DOLBEAR & COMPANY (USA), INC.
999 Eighteenth Street, Suite 1500
Denver, Colorado 80202
(303) 620-0020

A Member of the Behre Dolbear Group Inc.
© 2012, Behre Dolbear Group Inc. All Rights Reserved.
www.dolbear.com

Botija Abajo Project – Molejón Mine
September 2012

1.0	SUMMARY			1
	1.1	GENERAL		1
	1.2	ENVIRONMENTAL		1
	1.3	GEOLOGY		2
	1.4	ABBREVIATIONS		2
	1.5	UNITS OF MEASUREMENT AND CURRENCY		3
	1.6	EXPLORATION		3
	1.7	DRILLING		3
	1.8	SAMPLING PROCEDURES		3
	1.9	MINERAL RESOURCES		4
	1.10	ORE RESERVES		5
	1.11	MINING AND PROCESSING OPERATIONS		5
	1.12	PROCESS-RELATED STUDY RECOMMENDATIONS		6
	1.13	MINERAL RESOURCE AND RESERVE RECOMMENDATIONS		6
	1.14	CONCLUSIONS		6
2.0	INTRODUCTION			7
	2.1	GENERAL INFORMATION		7
	2.2	TERMS OF REFERENCE		7
	2.3	MAIN SOURCES OF INFORMATION		7
		2.3.1	Main Sources of Information by the Authors	7
		2.3.2	Main Sources of Information by Area	8
			2.3.2.1 Geology	8
			2.3.2.2 Drilling	8
			2.3.2.3 Data Handling – QA/QC	8
			2.3.2.4 Environmental	8
			2.3.2.5 Operations	9
3.0	RELIANCE ON OTHER EXPERTS			10
	3.1	NI 43-101 REPORT PARTICIPANTS		10
	3.2	DISCLAIMER		11
4.0	PROPERTY DESCRIPTION AND LOCATION			12
	4.1	MINERAL PROPERTY DESCRIPTION		12
		4.1.1	Mineral Property Location	14
		4.1.2	Mineral Concessions and Obligations	17
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			21
	5.1	ACCESSIBILITY		21
	5.2	PHYSIOGRAPHY		22
	5.3	VEGETATION AND LAND USE		22
	5.4	CLIMATE		23
	5.5	LOCAL RESOURCES		24
	5.6	INFRASTRUCTURE		24
6.0	HISTORY			27
	6.1	HISTORICAL RESOURCE AND RESERVE ESTIMATES		31
		6.1.1	H. A. Simons 1998 Report/Adrian Resources	31
		6.1.2	AAT Mining Services Estimate of Resources	31

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Botija Abajo Project – Molejón Mine
September 2012

(CONTINUED)

7.0	GEOLOGICAL SETTING AND MINERALIZATION				32
	7.1	REGIONAL GEOLOGY			32
	7.2	LOCAL GEOLOGY			34
	7.3	STRUCTURAL GEOLOGY			36
	7.4	STRUCTURAL CONTROL OF MINERALIZATION			37
	7.5	LITHOLOGY AND ALTERATION			38
	7.6	MINERALIZATION			40
		7.6.1	Mineralization Zones		40
		7.6.2	Weathered Zone – Saprolite		40
		7.6.3	Weathered Zone – Oxide-transition Zone		40
		7.6.4	Primary Sulfides Zone		40
		7.6.5	Mineralogy		41
		7.6.6	Mineral Deposits		42
			7.6.6.1	Botija Abajo Mineral Deposit	42
			7.6.6.2	Botija Abajo West Mineral Deposit	45
			7.6.6.3	Geological Considerations in the Metallurgical Treatment of the Ore	47
8.0	DEPOSIT TYPES				48
9.0	EXPLORATION				52
	9.1	ADRIAN RESOURCES EXPLORATION ACTIVITIES AND RESULTS			52
	9.2	PETAQUILLA MINERALS EXPLORATION ACTIVITIES AND RESULTS			52
		9.2.1	Trenching Programs		52
	9.3	PML DRILLING CAMPAIGNS AND RESULTS			53
10.0	DRILLING				55
	10.1	DRILLING SUPERVISION, SAMPLING, AND RECOVERY			61
	10.2	CORE RECOVERY VERIFICATION			61
	10.3	DRILL HOLE SURVEYING			62
	10.4	CONCLUSIONS			63
11.0	SAMPLE PREPARATION, ANALYSIS, AND SECURITY				64
	11.1	PML SAMPLING PROTOCOL			64
	11.2	PML SAMPLE PREPARATION PROCEDURES			64
	11.3	QUALITY CONTROL (QC), ASSAY PROCEDURES, AND SECURITY			65
	11.4	ALS CHEMEX LABORATORIES ASSAY AND QUALITY ASSURANCE (QA) PROCEDURES			65
12.0	DATA VERIFICATION				67
	12.1	AAT MINING SERVICES QA/QC (2006-2007)			67
	12.2	QA/QC PROCESS			67
	12.3	AUTHORS VERIFICATION OF PML DATA			69
	12.4	VERIFICATION OF PML DATA HANDLING			69
	12.5	CHECK SAMPLING			70
		12.5.1	Drill Hole Core Sampling Verification		70
		12.2.1	Verification of Pulps in ALS Chemex Labs		74
	12.6	ASSAY VERIFICATION CONCLUSIONS			77

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Botija Abajo Project – Molejón Mine
September 2012

(CONTINUED)

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			78
	13.1	INTRODUCTION		78
		13.1.1	Metallurgical Testing Discussion and Results	79
		13.1.2	Mineral Processing	82
	13.2	METALLURGICAL TEST WORK		83
		13.2.1	Sample Preparation	84
			13.2.1.1Total Copper and Total Gold Analysis	84
		13.2.2	Comments on Results	84
	13.3	CONCLUSION AND SUMMARY		84
	13.4	CAPITAL COST ESTIMATE		84
	13.5	OPERATING COST ESTIMATE		85
		13.5.1	Botija Abajo Operating Costs	86
14.0	MINERAL RESOURCE ESTIMATE			87
	14.1	INTRODUCTION		87
	14.2	RESOURCE MODEL ESTIMATION		87
		14.2.1	Estimation Procedures	87
		14.2.2	Electronic Database	88
		14.2.3	Statistics and Grade Capping	88
		14.2.4	Variography	89
		14.2.5	Mineralized Envelopes	92
		14.2.6	Bulk Density	92
		14.2.7	Grade Estimation	92
		14.2.8	Block Model Validation	93
	14.3	RESOURCE CATEGORIZATION		93
	14.4	RESOURCE CONCLUSIONS AND RECOMMENDATIONS		95
15.0	MINERAL RESERVE ESTIMATE			96
	15.1	INTRODUCTION		96
		15.1.1	Summary of Reserve Estimation Procedures	96
	15.2	ECONOMIC BLOCK MODEL		96
	15.3	PIT DESIGN		97
	15.4	PRODUCTION SCHEDULE		100
	15.5	RESERVE DEFINITIONS		102
	15.6	RISKS TO RESERVES		103
	15.7	RESERVES CONCLUSIONS AND RECOMMENDATIONS		104
16.0	MINING METHODS			105
	16.1	MINING OPERATIONS		105
	16.2	MINE PLANNING AND DESIGN		105
	16.3	FINAL PIT DESIGN		106
17.0	RECOVERY METHODS			108
	17.1	PRIMARY AND SECONDARY CRUSHING		108
	17.2	GRINDING		108
	17.3	HYDROCYCLONES		108
	17.4	FLOTATION CIRCUIT		109
	17.5	THROUGHPUT AND AVAILABILITY		109
	17.6	HEAD GRADE CONTROL		109

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Botija Abajo Project – Molejón Mine
September 2012

(CONTINUED)

18.0	PROJECT INFRASTRUCTURE			110
	18.1	MINE INFRASTRUCTURE AND SUPPORT FACILITIES		110
19.0	MARKET STUDIES AND CONTRACTS			113
	19.1	MARKETS		113
20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			114
	20.1	CURRENT ENVIRONMENTAL PERMITTING STATUS AND ISSUES		114
	20.2	CURRENT ENVIRONMENTAL AND ISSUES		117
21.0	CAPITAL AND OPERATING COSTS			118
	21.1	OPERATING COSTS		118
		21.1.1	Mining	118
		21.1.2	Milling	118
		21.1.3	Heap Leaching	118
		21.1.4	General and Administration (G&A)	118
		21.1.5	Smelting, Refining, and Freight Costs for the Gold/Copper Concentrates	118
		21.16	Operating Cost Summary	119
	21.2	CAPITAL COSTS		119
22.0	ECONOMIC ANALYSIS			121
	22.1	MINE LIFE		121
	22.2	CASH FLOW SPREADSHEET MODEL		122
23.0	ADJACENT PROPERTIES			123
	23.1	MINA DE COBRE PANAMÁ PROJECT		123
	23.2	PML CONCESSIONS		123
	23.3	BOCA DE HIQUI		123
24.0	OTHER RELEVANT DATA AND INFORMATION			124
25.0	INTERPRETATION AND CONCLUSIONS			125
	25.1	INTERPRETATION		125
26.0	RECOMMENDATIONS			127
	26.1	MINERAL RESOURCE AND RESERVE RECOMMENDATIONS		127
	26.2	EXPLORATION PROJECT RECOMMENDATIONS		127
27.0	REFERENCES			128
APPENDIX 1.0			CONCESSIONS	A1-1
APPENDIX 2.0			ALS MINERALS CERTIFICATES	A2-1
APPENDIX 3.0			QA/QC SAMPLE LOGGING AND SAMPLE PREPARATION (PROTOCOL)	A3-1
APPENDIX 4.0			BOTIJA ABAJO CASH FLOW SPREADSHEET	A4-1

Project 12-208 (NI 43-101)	iv	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

LIST OF TABLES

Table 1.1	Measured and Indicated Mineral Resources within the Final Pit Design	4
Table 1.2	Proven and Probable Mineral Reserves within the Final Pit Design	5
Table 3.1	Metallic Mineral Concessions	10
Table 4.1	Molejón Mine Area Titled Mining Concessions (Ley Petaquilla)	13
Table 4.2	Mineral Production Taxes and Royalties under the Petaquilla Law	19
Table 4.3	Surface Taxes under the Petaquilla Law	20
Table 6.1	Summary of Exploration History and Ownership	28
Table 7.1	Mineral Specimens Identified at Botija Abajo	41
Table 7.2	Mineral Composition of Weathered Zone at Botija Abajo	42
Table 9.1	PML Botija Abajo and Botija Abajo West 2006–2008 Core Drilling Summary	53
Table 10.1	PML Botija Abajo and Botija Abajo West 2006-2008 Core Drilling	56
Table 10.2	Core Recovery Verification – Botija Abajo Project	62
Table 12.1	Standard Samples Used at Molejón	68
Table 12.2	Behre Dolbear Core Check Sample Location	71
Table 12.3	Core Sample Verification – Behre Dolbear PML Assay Comparison	72
Table 12.4	Behre Dolbear-PML Drill Core Sampling Correlation	74
Table 12.5	Pulp Sampling Verification	75
Table 12.6	Behre Dolbear-MLN Laboratory Pulp Assay Correlation	77
Table 13.1	Botija Abajo Project – Drill Hole Samples for Composite Metallurgical Testing	79
Table 13.2	Botija Abajo Capex	85
Table 14.1	Composite Statistics	89
Table 14.2	Variography and Search Ellipsoid Parameters	91
Table 14.3	Measured and Indicated Mineral Resources within the Final Pit Design	95
Table 15.1	Economic Parameters Used for Pit Optimization	97
Table 15.2	Pit Design Parameters	97
Table 15.3	Botija Abajo and Botija Abajo West – LOM Production Schedule	101
Table 15.4	Proven and Probable Mineral Reserves within the Final Pit Design	103
Table 15.5	Proven and Probable Mineral Reserves by Processing Stream	103
Table 16.1	Economic Parameters Used for Pit Optimization	105
Table 16.2	Pit Design Parameters	106
Table 21.1	Smelting, Refining, and Freight Charges per Pound of Saleable Copper	119
Table 21.2	Botija Abajo Operating Costs	119
Table 21.3	Botija Abajo Capex	120

Project 12-208 (NI 43-101)	v	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

LIST OF FIGURES

Figure 4.1.	Petaquilla Concessions and Botija Abajo location and access map (2009)	14
Figure 4.2.	Botija Abajo Location map (2009)	15
Figure 4.3.	Mineral concessions granted by Law Number 9 (Ley Petaquilla) (1997)	17
Figure 5.1.	Molejón Mine-Botija Abajo Project access map (2007)	21
Figure 5.2.	Botija Abajo physiography	22
Figure 5.3.	Botija Abajo vegetation	23
Figure 5.4.	Molejón-Botija Abajo area infrastructure map (2012)	25
Figure 7.1.	Tectonic map of Central America	32
Figure 7.2.	Regional geology and location map	33
Figure 7.3.	Epithermal deposits in Central America	34
Figure 7.4.	Regional geological map and structural interpretation	35
Figure 7.5.	District geology and structural lineaments	36
Figure 7.6.	Botija Abajo – district geology and structural lineaments	39
Figure 7.7.	Botija Abajo interpretation of gold mineralization boundaries	43
Figure 7.8.	Botija Abajo – cross Section 0E looking west	44
Figure 7.9.	Botija Abajo West – cross Section 1050W looking west	46
Figure 8.1.	Conceptual model for styles of magmatic arc epithermal gold-silver and porphyry gold-copper mineralization	49
Figure 8.2.	Idealized section of a Bonanza Epithermal deposit	51
Figure 9.1.	Location and drill sites of the Botija Abajo and Botija Abajo West areas (2008)	54
Figure 10.1.	Botija Abajo Project drill hole location map (2008)	60
Figure 12.1.	Digital flow diagram of the QA/QC process at Molejón and followed at Botija Abajo	67
Figure 12.2.	Drill core check assay correlations: Au, Ag, Cu	73
Figure 12.3.	Behre Dolbear-PML pulp check assay correlations: Au, Ag, Cu	76
Figure 13.1.	Metal recoveries versus P80 (µ m)	81
Figure 14.1	Gold variogram at Botija Abajo	89
Figure 14.2	Copper variogram at Botija Abajo	90
Figure 14.3	Copper variogram at Botija Abajo West	91
Figure 14.4.	3D solids for Botija Abajo and Botija Abajo West	92
Figure 15.1	Botija Abajo final pit design (2012)	98
Figure 15.2	Botija Abajo West final pit design (2012)	99
Figure 16.1.	Botija Abajo final pit design (2012)	107
Figure 16.2.	Botija Abajo West final pit design (2012)	107
Figure 18.1.	Local project infrastructure	111
Figure 18.2.	Molejón gold plant aerial view	112

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Botija Abajo Project – Molejón Mine
September 2012

1.0 SUMMARY

1.1	GENERAL

The Botija Abajo gold and copper deposit is a satellite deposit of the Molejón gold deposit and operation, and is located within the same block of Claims granted by the Petaquilla Law; therefore, all rights, permits, and environmental liabilities are contained within those of the Molejón deposit, currently in operation.

Southwest of the Petaquilla batholith, that hosts such deposits as the Petaquilla, Botija and Valle Grande copper deposits, are a series of intrusives that follow a northeast structural trend from the Molejón gold deposit. Three mineralized areas have been identified in the El Real trend known as the Brazo, Botija Abajo West, and Botija Abajo deposits. While the Molejón gold deposit lies on the same northeast lineament as the El Real Trend as these three deposits, a genetic connection to the Brazo, Botija Abajo, and Botija Abajo West has not yet been established.

Originally drilled in the mid-1990s after soil sampling, these El Real deposits are currently being evaluated by a combination of in-fill drilling, delineation drilling, and surface mapping.

Botija Abajo is located in the Donoso District, Colon Province, Republic of Panamá. The site is roughly 130 kilometers (km) west of Panamá City, Panamá and approximately centered at 80º 37 27 114 W Longitude and 8º 49 23 339 N Latitude (975,321N, 541,326E UTM).

The property is accessed through the Molejón Gold Mine property, via a well-maintained gravel road passing through La Pintada, a town of 5,000 people and Coclecito, which is the closest settlement to the project area, approximately 4 km to the southeast of the center of the project area, and thence via an approximately 5 km dirt access road to the Botija Abajo pits.

Since commercial production commenced at the Molejón Mineon (January 8, 2010), gold has been produced at a rate of approximately 6,000 ounces per month.

1.2	ENVIRONMENTAL

The National Authority of the Environment (ANAM) on November 26, 2008, issued Resolution DIEORA IA-809-2008, approving the EIS Type III of reference (Appendix 1.0). In accordance with Contract Law Number 9 of February 26, 1997 (a copy is available in the PML files), the Ministry of Commerce and Industry of the Government of Panamá issued a letter to the Company dated November 18, 2009, authorizing Petaquilla Minerals Ltd (PML)’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejón gold mine. This authorization includes 13 conditions and 27 recommendations. PML has reportedly responded with action on all these conditions and recommendations. This resolution also covers the satellite operations of Botija Abajo.

Section 20.0 provides a detailed account of all environmental issues, permits and potential risks relating mainly to the Molejón operation but also applicable to satellite deposits (Botija Abajo) and future operations.

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Botija Abajo Project – Molejón Mine
September 2012

1.3	GEOLOGY

The Botija Abajo gold deposit is within a thick, undifferentiated sequence of andesites, andesitic basalts, and tuffs intruded by a quartz-feldspar porphyry and other feldspar porphyries. On a district-wide scale, several major structures are evident, a northeast-southwest fracture trend that seems to control the main Molejón quartz breccia connecting with the Brazo, Botija Abajo West, and Botija Abajo zones and a north-northwest/south-southeast structural feature that seems to connect the Faldalito, Vega, and Molejón areas.

In general terms, Botija Abajo is an epitermal structure apparently superposed to a porphyry copper-type body. The epithermal structure is related to a “stockwork” of vuggy quartz that seems to be controlled by the “Real Corridor” structural trend. Gold-copper mineralization in the Botija Abajo area is associated to three distinct zones: Weathered - including saprolite, oxide-transition, and primary sulfide.

1.4	ABBREVIATIONS

A	annum (year)
%	percent
°	degree
°C	degree Celsius
cm	centimeters
dwt	deadweight tonnes
g	grams
g/cm3	grams per cubic centimeter
g/m3	grams per cubic meter
g/t	grams per metric tonne
h	hour(s)
ha	hectares (10,000 square meters)
HP	horsepower
kg	kilograms
klm[3]	thousands of loose cubic meters
km	kilometers
km2	square kilometers
KN	kilo Newtons
k oz	thousand ounces
kW	kilowatts
LOM	life-of-mine
m	millions
m	meter
m3	cubic meters
masl	meters above sea level
mm	millimeters
million m3	million cubic meters
million N/m2	million Newtons per square meter
Mt	million tonnes
Mt/yr	million tonnes per year
MW	megawatts
ppm	parts per million
st	short tons

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Botija Abajo Project – Molejón Mine
September 2012

t	tonnes (metric)
t/h	tonnes per hour
t/a	tonnes per year
tpd	tonnes (metric) per day
CDN$M	million Canadian Dollars
US$M	million US Dollars
CDN$/t	Canadian Dollars per tonne
US$/t	US Dollars per tonne
US$/st	US Dollars per short ton
wt %	weight percent

1.5	UNITS OF MEASUREMENT AND CURRENCY

The metric system is used throughout this report and the currency used is the United States dollar (US$), unless specifically stated otherwise.

1.6	EXPLORATION

Exploration in the subject property area dates back to the UNDP campaign of 1968, and later activities by Minnova and Geotec and Adrian Resources, later to become Petaquilla Minerals Ltd. (PML). Mapping and sampling of quartz vein and quartz breccias outcrops in the Molejón area resulted in the discovery of a significant deposit of epithermal gold, silver mineralization hosted predominantly within quartz breccia, and altered feldspar-quartz porphyry intrusive. It also resulted in the identification or investigation of several other targets (Botija Abajo, Brazo, Faldalito, Cuatro Crestas, and Lata, Orca).

A total of 9,608.3 meters of trenching was undertaken in 2006 followed by more than 19,000 meters of core drilling in 2006 and 2007 (161 holes).

1.7	DRILLING

Core of the Adrian 1994 campaigns was lost during the period that the project was idle, and most of the 2006-2008 drilling campaigns by PML was stored in the then PML’s Petaquilla facilities based at the Botija and Petaquilla camps and the core boxes remained in the local shacks, unavailable now for review or re-sampling. Core handling, sampling and security followed protocols established by PML. A review of core recovery by the authors found that the overall core recovery obtained was 81% with 80% in oxidized material and 87% in the primary, fresh rock.

It is the authors’ opinion that drilling procedures and control during the PML 2006-2008 campaigns followed Industry Standards and are reliable for the purpose of Resource and Reserve estimates.

1.8	SAMPLING PROCEDURES

In order to verify the reliability and compliance with Canadian National Instrument (NI) 43-101 standards of the early drilling campaigns at Molejón, PML hired AAT Mining Services to ensure that PML drilling, trenching, and survey activities were conducted to standards suitable for NI 43-101 reporting. AAT concluded that the 1990s drilling program was adequately validated by a drill hole twining campaign in 2006 and that 2007 drill core samples were analyzed to Industry Standards with minimal variance of protocols or analytical results. A Quality Assurance/Quality Control (QA/QC) protocol was established by PML at Molejón with the insertion of standard, blank, and duplicate samples with the objective of

Project 12-208 (NI 43-101)	3	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

providing credibility to the database. During the site visit, the authors had the opportunity to review all the process from drilling being done at the Palmilla property northwest of Molejón and held discussions with several of PML geologists. It was found that the procedures as established in the protocol were being followed.

It is the authors’ opinion that sampling procedures and control during the PML 2006 and 2007 campaigns followed Industry Standards and provided reliable samples and assay results for the purpose of Resource and Reserve estimates following NI 43-101 standards.

1.9	MINERAL RESOURCES

AAT Mining Services (AAT) completed a geologic model and a NI 43-101 compliant resource estimate in December 2007. The authors were provided with the digital geological database and a geologic block model that was developed by AAT for their work.

The authors reviewed the mineralization block model developed by AAT and found that the estimates conformed to CIM guidelines for mineral resource and was appropriate and sufficient for a pre-feasibility level economic pit design and mineral reserve estimate. The mineralization block model however covers more than just the Botija Abajo and Botija Abajo West area. However, the in-situ resource summary presented in this report is limited to the mineralization at these two deposits. The author delineated the appropriate extent of the potential mineral resource by using floating cone with delineated projected project economics for these areas. Only that portion of the resource block model contained within an optimized pit shell was utilized for reporting the in-situ Mineral Resource.

The author estimates that the Botija Abajo and Botija Abajo West areas contain resources of approximately 4.5 Mt of Measured and 1.8 Mt of Indicated Mineral Resources averaging 0.54 grams of gold per tonne and approximately 1.7 Mt of Measured and 3.0 Mt of Indicated copper Mineral Resources averaging 0.49% copper per tonne, as shown in Table 1.1. As Inferred Mineral Resources within a final pit design have no economic value and cannot be considered part of a Mineral Reserve under the CIM reporting guidelines, any Inferred Resource contained within the pit was treated as waste and was not considered or reported as part of the Mineral Resource.

The resources as shown in Table 1.1 are an in-situ mineral resource. The Mineral Resources stated in Table 1.1 are inclusive of the Mineral Reserves discussed in this report.

TABLE 1.1 MEASURED AND INDICATED MINERAL RESOURCES WITHIN THE FINAL PIT DESIGN (AS OF SEPTEMBER 1, 2012)
	Au			Cu
	Kt	Contained		Kt	Contained
		g/t	oz		%	Klbs
Measured	4,454	0.572	81,906	1,705	0.487	18,295
Indicated	1,846	0.474	28,136	2,981	0.486	31,929

Total	6,300	0.543	110,042	4,687	0.486	50,225
Slight numerical differences may exist in table values due to rounding

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Botija Abajo Project – Molejón Mine
September 2012

1.10	ORE RESERVES

To estimate the potential mineral reserves at the Botija Abajo property, the author used the resource block model summarized above. This work involved creating an economic block model from the model, using the floating cone pit optimization algorithm to develop an economic pit shell, designing a final pit, and producing a mine production schedule to determine the economically extractable portion of the original block model.

The author estimates that the Botija Abajo and Botija Abajo West areas have Mineral Reserves that were estimated from a pre-feasibility level pit design work which includes allowances for 3% mining losses and 10% dilution.

It is estimated that there are approximately 6.7 Mt of gold reserves averaging 0.49 grams of gold per tonne and 5.0 Mt of copper reserves averaging 0.44% copper per tonne, so containing approximately 106,000 ounces of gold and 48.7 million pounds of copper. The reserves were estimated based on a $1,600 per troy ounce selling price for gold and a $3.54 per pound selling price for copper. The Proven and Probable Mineral Reserves, at the Botija Abajo and Botija Abajo West areas, are summarized in Table 1.2.

TABLE 1.2 PROVEN AND PROBABLE MINERAL RESERVES WITHIN THE FINAL PIT DESIGN (AS OF SEPTEMBER 1, 2012)
	Au					Cu
	Kt	Contained		Recovered		Kt	Contained		Recovered
		g/t	oz	g/t	oz		%	Klbs	%	Klbs
Proven	4,753	0.55	79,448	0.438	60,524	1,820	0.44	17,747	0.32	12,640
Probable	1,970	0.25	27,291	0.201	20,642	3,181	0.44	30,971	0.32	22,156

Total	6,723	0.49	106,739	0.376	81,166	5,001	0.44	48,718	0.32	34,796
Numerical differences may exist in table values due to rounding Reserves include 3% Mining Losses and 10% Dilution

Based on the metallurgical test work and design, Petaquilla is expected to recover and produce approximately 81,000 ounces of gold and 34.8 million pounds of copper from these reserves. The Mineral Resources are inclusive of the Mineral Reserves and there are no estimated Measured and Indicated Mineral Resources in addition to the above stated Reserves at the present time.

The author affirms that the reserve estimate and summary presented is in accordance with NI 43-101 technical standards.

1.11	MINING AND PROCESSING OPERATIONS

Mining, using open pit methodology, will be undertaken by the same mining contractor who is currently mining at the adjacent Molejón mine. Minimum stripping is necessary as the gold only section of the ore body surface outcrops.

The upper, gold only orebody section, that approximates 1.5 million tonnes (Mt) and has a copper grade of less than 0.05% copper will be trucked to one of the existing Molejón crushers, and then heap leached in new heaps alongside existing Molejón heap leach pads. The resulting pregnant solution will be piped to

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the Molejón gold mill and treated separately in a new ADR plant. The underlying gold/copper zone of some 5.23 Mt will be trucked to the Molejón mill and treated through its own dedicated circuit comprised of crushing, grinding, and flotation to produce concentrates containing gold and copper. Under this scenario, the heap leach operation would have a life of approximately 15 months and the milling operation a life of approximately 6 years. The LOM (including the subsequent copper production) stripping ratio is 1.46 to 1 (waste to ore). Based on Molejón test work on similar type ore, heap leach recoveries are forecast to be 80%. Metallurgical data obtained from new flotation test work indicates gold and copper recoveries of 75% and 72%, respectively.

1.12	PROCESS-RELATED STUDY RECOMMENDATIONS

Care will be needed to ensure that any oxidation of the sulfides in the fresh material will not provide any acid solutions at the end of the heap leach. The preponderance of highly alkaline oxide leached material should be sufficient to ensure that there is more than sufficient chemical capacity to neutralize any acid generated by subsequent oxidation of the low-grade sulfuric material. It is recommended that this issue be given further study to confirm this conclusion during the heap leach planning phase.

1.13	MINERAL RESOURCE AND RESERVE RECOMMENDATIONS

The authors recommend that, for the subsequent feasibility level review, the resource and reserve model is further refined using specific data obtained from the Botija Abajon and Botija Abajo West properties.

1.14	CONCLUSIONS

The authors have made use of abundant information provided by PML, previous owners and operators, consultants, PML internal files, public information, and Behre Dolbear’s files and reports on Molejón. This information covered concession, environmental, geology, exploration, drilling, core and data handling, sampling preparation and assaying procedures, QA/QC protocols, historic resource estimates, current resource and reserve estimates, and mine planning.

The authors have no reason to believe that the information used in the preparation of the report is invalid or contains misrepresentations.

The authors, by virtue of their review and estimate of the project resources and reserves, affirm that the resource and reserve estimates are in accordance with CIMM Definition Standards. The authors have no reason to infer that the information used in the preparation of the report is invalid or contains misrepresentations. The technical program recommended herein is based on the project technical data that has been judged appropriate.

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2.0 INTRODUCTION

2.1	GENERAL INFORMATION

Petaquilla Minerals Ltd. (PML) PML commissioned Behre Dolbear to undertake the preparation of the NI 43-101 Technical Report. Behre Dolbear then assigned the authors of this report to undertake this commission.

2.2	TERMS OF REFERENCE

This report was prepared to demonstrate the economic viability of the gold only mineralization for which production PML is the beneficiary and the gold/copper mineralization in the Botija Abajo main and west deposits using pre-feasibility study analysis levels of estimated capital and operating costs, metallurgical recoveries, pit design, mine planning and scheduling, and financial analysis

2.3	MAIN SOURCES OF INFORMATION

2.3.1	Main Sources of Information by the Authors

Information provided in this report comes from different sources that are listed in Section 27.0. However, a short list of documents that constitute the principal source of information follows.

  AAT Mining Services, 2007, Data Usability Assessment. Petaquilla, Botija & Valle Grande Copper Deposits. Colon Province, Panamá. Prepared for Petaquilla Copper Ltd., February 2007.

  AAT Mining Services, 2007, Data Usability Assessment. Resource Estimate of the Molejón Gold Deposit through September 2007. Colon Province, Panamá. Prepared for: Petaquilla Gold Ltd. October 2007. Prepared by Sean C. Muller, P.G., AAT Mining Services, Centennial, Colorado.

  AAT Mining Services,2007, Technical Report on the Gold and Copper Resources Contained at the Botija Abajo and Brazos Deposits, Colon Province, Panama July 2007, AAT Mining Services, Centennial, CO, USA

  AAT Mining Services, 2007, Copper and Gold Resources along the El Real Corridor, Colon Province, Panama Prepared for Petaquilla Minerals, Ltd. AAT Mining Services Centennial, CO, USA. December 2007

  AMEC Americas Ltd., 2007, Petaquilla Project Panamá, NI 43-101 Report, Prepared for Teck Cominco Ltd., Inmet Mining Corporation and Petaquilla Minerals, Ltd. Effective Date November 30, 2007.

  Behre Dolbear & Company, Inc., 2012, Mine Design and Mine Plan.

  Behre Dolbear & Company (USA), Inc., Molejón Project NI 43-101 Technical Report, May 2012.

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  Fluor Daniel Wright, Ltd., 1997, Adrian Resources Ltd., Petaquilla Project, Scoping Study and Valuation, February 1997.

  Petaquilla Minerals, Ltd., 2007-2009, Molejón Deposit Databases. Drill Hole and Map Compilation.

  Petaquilla Minerals, Ltd., 2006-200u, Botija Abajo and Botija Abajo West Deposit Databases. Drill Hole and Map Compilation.

  Teck Corporation – Simons Mining Group, 1998, Petaquilla Project Feasibility Study, January 1998.

2.3.2	Main Sources of Information by Area

2.3.2.1	Geology

Abundant geological information is available in a number of reports, including the 1997 Fluor Daniel, 1998 Simons, 2007 AMEC, and 2007 AAT reports. Most of this information is based on the original work carried out by UNDP (1969), PMRD (1969-1980), Inmet and Adrian (1990-1995), and Teck (1994-1997) and by PML between 1996 and 2012.

2.3.2.2	Drilling

The 2007-2009 PML Data Base of drill surveying, sampling, assaying, core logging, geotechnical information etc., is the main and most complete source of information as regards the different exploration campaigns carried out at Molejón, Botija Abajo, and Botija Abajo West through 2009, with summary tables and a short description of activities for each of the drilling campaigns.

2.3.2.3	Data Handling – QA/QC

Petaquilla Gold Ltd. commissioned Sean Muller of AAT Mining Services to make a thorough review and a Resource Estimate through September 2007 at Molejón and through December 2007 at Botija Abajo and Botija Abajo West, including the evaluation of data collected during the drilling campaigns, and to verify that the data would be suitable for NI 43-101 resource and reserve estimates and mine planning.

The AAT reports conclude that the 2006-2007 drill core samples were analyzed to Industry Standards with minimal variance of protocols or analytical results and where variance in 2007 data were obvious; these variances were investigated and resolved in all instances. The variances were usually due to transcription errors.

2.3.2.4	Environmental

In order to comply with all requirements for the environmental approval process for the proposed mine, Petaquilla Gold, S.A, submitted an Environmental Impact Study Category III, for the implementation of the Molejón Mining Project adding other measures mandated by the ANAM. The ANAM on November 26, 2008, issued Resolution DIEORA IA-809-2008, approving the EIS of reference. In accordance with Contract Law Number 9 of February 26, 1997, the Ministry of Commerce and Industry of the Government of Panamá issued a letter to the Company dated November 18, 2009,

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authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejón gold mine.

2.3.2.5	Operations

Behre Dolbear has performed a series of studies for PML, including the Petaquilla Copper report, precious metal and aggregate resources, mine design and mine plan for high-grade, low-grade, and aggregate resources, and reserve/resource estimates at Molejón (BDCI, MO 2011).

Between 2010 and 2012, several site visits to the Botija Abajo property and the adjacent Molejón mine have been made by the Behre Dolbear professionals in the areas of geology, mining, and metallurgical process.

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3.0 RELIANCE ON OTHER EXPERTS

Technical data were supplied by Petaquilla Minerals and its agents and drawn from other public and technical information sources. The authors reviewed and appraised these data and information sources and believe that the information used in the preparation of this report and in its conclusions and recommendations is valid and appropriate considering the status of the project and the purpose for which the report has been prepared.

3.1	NI 43-101 REPORT PARTICIPANTS

The authors conducted an independent technical review of Petaquilla Mineral’s Molejón gold project in the Province of Cocle, Panamá. Several site visits were made to the property during the period 2007 through 2010 and during 2011 by Behre Dolbear’s Qualified Persons, as defined in NI 43-101. These Qualified Persons are:

  Michael D. Martin, Project Manager, (Mine Design – Mine Planning)

  Baltazar Solano-Rico (Geology, Environmental, Coordination)

  Richard S. Kunter (Heap Leach Analysis)

The following authors also participated in the development of the present document but did not make a site visit.

  Dr. Robert Cameron (Reserve/Resource Estimates, Mine Design, Mine Plan)

The authors reviewed technical data, reports, and studies as well as information provided by Petaquilla Minerals, inspected the subject mineral concessions, and reviewed the technical data derived at the properties by Petaquilla Minerals and others during their tenure of the concessions. The author’s review was conducted on a reasonableness basis and it has been noted herein where such provided information engendered questions. Except for the instances in which we have noted questions, the authors have relied upon the information provided as being accurate and suitable for use in this report.

Information provided by Petaquilla indicates that the rights to the mining concessions have been established by the enactment of the “Ley Petaquilla,” a contract with the Government of Panamá that guarantees land tenure and the right to develop and exploit of the mineral deposits.

The authors obtained public information from the “Dirección Nacional de Recursos Minerales” (DNRM) indicating that the concession is included in the list of Concessions of Metallic Minerals and granted by Contract No. 9 of February 26, 1997 or “Ley Petaquilla” (Table 3.1).

TABLE 3.1
METALLIC MINERAL CONCESSIONS
(DNRM, NOVEMBER 30, 2008)

No	EXP.	EMPRESA	MINERAL	CORREGI MIENTOS	DISTRITOS	PROVINCIAS	ZONAS	HAS	STATUS
17	Contrato Ley	MINERA PETAQUILLA, S.A.	cobre, oro y otros	San Jose del General y Cocle del Norte	Donoso	Colon	4	13,600	Contrato No 9 del 26/02/97 Gaceta 23,235 de 28 feb. 97

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Copies of the official documentation are in the files of PML.

3.2	DISCLAIMER

The authors did not conduct a due diligence review of legal, land tenure, or concessions information, and we are not qualified to express a legal opinion with respect to the property titles and the status of current ownership and possible encumbrances.

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4.0 PROPERTY DESCRIPTION AND LOCATION

4.1	MINERAL PROPERTY DESCRIPTION

The subject area of this report is located within the so-called El Real northeast-trending structural lineament where the Molejón, Brazo, Botija Abajo West, and Botija Abajo mineral deposits have been located.

The Botija Abajo deposit is fully contained within the Petaquilla Zone 4 Concession, of 1,800 hectares, part of the Petaquilla block of claims granted to of Minera Petaquilla, S.A. (MPSA) by enactment of the February 26, 1997 Law Number 9 or “Ley Petaquilla.” This area is located at 80° 37 27 114 W longitude and 8° 49 23 339 N Latitude.

On October 12, 2004, the Company changed its name from Adrian Resources Ltd. to PML to correspond with the Company’s Petaquilla project in Panamá. On June 1, 2005, the Company entered into the Molejón Gold Project Agreement with Teck, Inmet, and MPSA. Under the agreement, PML has the exclusive right to develop any gold deposits in the remainder of the MPSA concessions, provided that such right does not impair or impede MPSA’s interest or ability to exploit copper deposits on the concession remainder. A deposit is a gold deposit if more than 50% of its net present value, as a developed mine, would derive from its gold or other precious metals content.

The original concession area contains several known mineral deposits, including the Petaquilla, Botija, Valle Grande, and Molejón deposits. Copper interests (Petaquilla, Botija, and Valle Grande) were passed to Petaquilla Copper and eventually to Minera Panamá (Inmet) and gold interests, including the Molejón gold deposit and other satellite deposits, such as Botija Abajo, were retained by Petaquilla Gold, S.A. (part of PML). Property history details are included in Section 6.0 and Mineral Concessions information in Table 4.1 and Figure 4.1. Molejón is the only operating mine in the region. It was developed by PML and has a current operating rate in the order of 3,000 tonnes per day (tpd), including an opencast mine operation and a cyanide gold-processing plant. Commercial production began on January 8, 2010.

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TABLE 4.1 MOLEJÓN MINE AREA TITLED MINING CONCESSIONS (LEY PETAQUILLA)
	Concession Name	Date Granted	Expiration Date	Hectares	Concessionaire
1	Petaquilla Zona 1	February 26, 1997	February 25, 2017	4,000	Minera Petaquilla, S.A.
2	Petaquilla Zona 2	February 26, 1997	February 25, 2017	6,600	Minera Petaquilla, S.A.
3	Petaquilla Zona 3	February 26, 1997	February 25, 2017	1,200	Minera Petaquilla, S.A.
4	Petaquilla Zona 4	February 26, 1997	February 25, 2017	1,800	Minera Petaquilla, S.A.

	Subtotal			13,600

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Figure 4.1.	Petaquilla Concessions and Botija Abajo location and access map (2009)

4.1.1	Mineral Property Location

The Botija Abajo gold exploration property is located in the Donoso District, Colon Province, Republic of Panamá in the Petaquilla Concession. The site is roughly 130 km west of Panamá City (Figure 4.2).

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Caribbean Sea
Botija Abajo Project
PANAMA
COSTA RICA
COLOMBIA
PACIFIC OCEAN
Gulf of Panama
Golfo de Chiriquí
Golfo del Darién
Golfo de Urabá
Limón
Bocas del Toro
BOCAS DEL TORO
Colón
COLÓN
El Porvenir
Ticantiquí
San Miguelito
Panama City
La Chorrera
PANAMÁ
Boquete
CHIRIQUÍ
David
Golfito
PUNTARENAS
Corregimiento La Concepción
Puerto Armuelles
Tole
VERAGUAS
Santiago
COCLÉ
Penonomé
Antón
Aguadulce
Chitré
Las Tablas
HERRERA
LOS SANTOS
Cerro Cambutal
ISLA DE COIBA
San Miguel
La Palma
Chepigana
Zapzurro
Turbo
Apartadó
ANTIOQUIA
DARIÉN
PARQUE NACIONAL DEL DARIÉN
PARQUE NACIONAL CHAGRES
CHOCÓ
N
83°
82°
79°
78°
77°
© 1988-2000 Microsoft and/or its suppliers. All rights reserved.

Figure 4.2.	Botija Abajo Location map (2009)

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The Petaquilla Zone 4 Concession, of 1,800 hectares, is part of the Petaquilla Block of claims originally in the hands of Minera Petaquilla, S.A. (MPSA), 100%-owned by Adrian Resources (later Petaquilla Minerals Ltd., PML), Teck Corp., and Inmet Mining Corp. Minera Petaquilla, S.A., by enactment of the February 26, 1997 Law Number 9 or “Ley Petaquilla” as commonly known, and as published in the Official Gazette February 28, 1997. MPSA was granted four mining concession comprising 13,600 hectares (ha) divided in 4 different contiguous concessions in the Jurisdictions of Northern Coclé and San José del General in the Donoso District, Province of Colon.

Table 4.1 shows the characteristics of titled mining concessions as granted by the Ley Petaquilla, for a period of 20 years (due February 25, 2017), that can be renewed twice for a total of 60 years, as long as a formal request is submitted 120 days before expiry.

PML is at various stages of the process of applying for and being granted rights in respect of additional claims in the San Juan, Río Belencillo, Esperanza, Rio Petaquilla, and Oro Norte areas, located in the surroundings of Botija Abajo. Figure 4.3 shows the location of these claims (in green).

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N
W
E
S
COCLE DEL NORTE
CARIBBEAN SEA
PUNTA RINCON
RESERVA FORESTAL DONOSO
PETAQUILLA
BOTIJA
BOTIJA ABAJO
COCLESITO
VALLE GRANDE
BRAZO
MOLEJON
4
SCALE: 1:250,000
Legend
Towns
Proposed Roads
Concessions
National Park
Donoso District
Explored Area
Reserve Area
Projected Coordinate System: NAD_1927_UTM_Zone_17N
Projection: Transverse_Mercator

Figure 4.3.	Mineral concessions granted by Law Number 9 (Ley Petaquilla) (1997)

4.1.2	Mineral Concessions and Obligations

Minera Petaquilla, S.A. is a Panamanian Company established in 1997 to acquire the rights of the mineral concession in the subject area. This concession was granted by the Government of Panamá through a Contract Law named “Ley Petaquilla, Contrato N° 9 del 26/02/97” published in the National Gazette 23,235 – February 28, 1997 and approved by the National Assembly. A copy of the same can be

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found in the files of PML and at http://docs.panama.justia.com/federales/leyes/9-de-1997-feb-28-1997.pdf (Figure 4.3).

The Botija Abajo deposit is fully contained within the Petaquilla Zone 4 Concession, of 1,800 hectares, part of the Petaquilla Block of claims that is bound by PML’s San Juan Zona 2 to the North, Santa Lucía Zona 2 to the East, San Juan Zone 5 to the South, and MP’s Petaquilla Zone 3 and Petaquilla Zone 1 to the West. Other deposits with gold mineralization identified in the area include the Botija Abajo and Brazo mineralized zones (Figure 4.3).

Ley Petaquilla
This Law gives the land tenure, property rights, and a special tax regime for the development and operation of the project. Some of the most important rights and conditions established by this Law are:

  The mineral concession is granted for a period of 20 years with two renewal periods of 20 years each for a total of 60 years.

  Construction of the mine should start within three years of submission of a feasibility study to the state with allowance to delays, if copper prices are below a certain limit.

  An environmental bond must be provided before starting production.

  The Company will be granted rights of way for the construction of access roads to the Caribbean Sea.

  Taxes on interest will not be retained to international lenders nor retained to foreign stockholders in profit sharing revenues.

  The owners will be exonerated of paying the income tax (except for royalties on mineral production) until construction financing has been completed.

  The Company will be able to carry forward incurred losses for up to five years.

  Taxes will not be paid on retained earnings.

  There will be a government income tax credit upon all expenditures made to construct the required infrastructure although no depreciation on these will be allowed.

  Most goods and supplies required by the project will be exempt of import duties.

  There will be a government income tax credit upon all tax payments of more than US$100,000 to any municipality in any year.

  A ruling for tax payment stability was designed to protect the Company from any increase in taxes and/or new taxes, but it will be able to take advantage of any tax reduction.

  Future changes in the legislation will be applied to the owners except when these are contrary, inconsistent, or incompatible with the “Ley Petaquilla.”

The Company will pay to the state, subject to some deductions established in Clause 10 of the Petaquilla Law Number 9, the following mining taxes per hectare (ha) of those zones included as Project Areas, according to Clause 4th of the Petaquilla Law and annual royalties on extracted minerals according to Table 4.2.

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TABLE 4.2 MINERAL PRODUCTION TAXES AND ROYALTIES UNDER THE PETAQUILLA LAW
Type of Mineral		First Five Years (B)	From 6th to 10th Year (B)	11th Year Onward (B)	Royalty (%)
I	Industrial Minerals Construction Materials Excluded	0.75	1.25	2.00	2
II	Metallic Minerals Precious Metals Excluded	1.00	2.00	3.00	2
III	Precious Metals (Alluvial)	1.00	2.00	3.00	4
IV	Precious Metals Alluvial excluded	1.00	2.50	3.50	2
V	Fuel Minerals, Hydrocarbons Excluded	0.50	1.00	1.00	2
VI	Reserve Minerals	1.50	3.00	4.00	2

Taxes are calculated by the Ministry of Economy and requested from the company (in this case, Petaquilla Gold, S.A.). As an example of tax calculations for 2008 were:

February 2008 to February 2009 Period
1,185.35 ha at $3.50 per ha	B.	$4,184.72
Less 15% according to Law 32 of 9/02/06	B.	$622.30
Total	B.	$3,526.42

(Reference: Ministerio de Comercio e Industria, 2008, Comunicación DNRM-DN-312. Cánones Superficiales, Appendix 3.0)

In relation to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panamá, Minera Petaquilla, S.A. through Petaquilla Minerals, S.A. delivered a multiphase Mine Development Plan to the Government of Panamá that was approved in September and November of 2005.

The first phase in the plan was the development of the Molejón Gold Deposit by Minera Petaquilla commencing in 2006. The development of the Petaquilla copper deposit is included in subsequent phases of the plan, and will be the responsibility of Minera Petaquilla, S.A., the joint venture company previously owned by Petaquilla Minerals, Teck, and Inmet (before September 19, 2008) and currently 100%-controlled by Inmet.

Under Panamanian Ley Petaquilla or Law Number 9, 1997, the concession rights to the Mina de Cobre Panamá (then Petaquilla) property were granted to Minera Petaquilla, S.A. (now Minera Panamá, S.A.). This project-specific law gave Minera Petaquilla rights over the gold, copper, and other mineral deposits for the purposes of exploring, extracting, processing, transporting, and marketing of all base or precious minerals located in the 13,600 ha Concession Area. The Molejón Gold Project Agreement, executed 1 June 2005 by and between Teck Cominco Limited, PML, Inmet Mining Corporation, and Minera Petaquilla, S.A. (now Minera Panamá, S.A.), assigns to PML the surface and mineral rights over 1,186 ha located within the Concession Area (Molejón Concession) to permit PML to independently develop the Molejón gold deposit as the first phase of a multiphase development of the Concession Area. PML was also given the right to explore and mine gold deposits in the larger Concession Area, while Minera

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Petaquilla retains the right to develop any copper deposits on the Molejón Concession (PML Communication, L. de Carrizo, 19-04-11).

The map of Figure 4.3 (UTM NAD 27 coordinates) shows the boundaries of the concession and surface rights (in red) as granted by Petaquilla Law Number 9. Topographic control was based on surveyed targets that were identified on the 1978 1:60,000 scale photograph. Absolute accuracy to the UTM NAD 27 coordinate system was reported to be ±12 meters and relative accuracy is ±3 meters on clear ground (AMEC, 2007). This map also shows the location of the three main subject deposits, namely Botija Abajo within the Petaquilla Zona 4 concession, Botija Abajo West and Brazo (Petaquilla Zona 1) and also the Molejón operation within the Petaquilla Zona 1 concessions.

We were informed that PML is at various stages of the process of applying for and being granted rights in respect of claims in excess of 850 km2 in the area.

According to Ley Petaquilla, land tenure, property rights, and a special tax regime for the development and operation of the project were granted.The Company will pay to the state, subject to some deductions established in Clause 10 of the Petaquilla Law Number 9, the following annual surface taxes (Table 4.3).

TABLE 4.3 SURFACE TAXES UNDER THE PETAQUILLA LAW
Years	US$ per Hectare
1st and 2nd	$0.50
3rd and 4th	$1.00
5th and Onwards	$1.50

Outside of the concessions granted by the Petaquilla Law, in order to purchase or rent any private land property, PML is subject to the regular procedures for acquisition between particulars, including a purchase-sale contract, transfer of property rights, and registration on the National Public Registry as established by corresponding Laws and Regulations. Private property purchases information is in the files of PML.

It is important to note, as described above, that according to the Molejón Gold Project Agreement dated June 1, 2005 between Teck, Inmet, MPSA, and PML, PML retained the rights to those targets and mineral deposits with predominant gold mineralization, such as Molejón and Botija Abajo within the Petaquilla block of concessions granted by the Petaquilla Law, shown in Table 4.1 and a copy of which is available from PML.

It can be considered that the Brazo, Botija Abajo West, and Botija Abajo are satellite deposits of the Molejón gold deposit and operation, and are located, as previously established, within the same block of Claims granted by the Petaquilla Law; therefore, all rights, permits, and environmental liabilities are contained within those of the Molejón deposit, currently in operation.

Section 20.0 provides a detailed account of all environmental issues, permitting and potential risks related mainly to the Molejón operation but also applicable to satellite deposits and future operations.

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5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	ACCESSIBILITY

The Botija Abajo mineral deposit is located in the Donoso District, Colon Province. It is 130 km west of Panamá City and 45 km northwest of the city of Penonomé, a service center of some 105,000 inhabitants on the Pan American Highway. Access to the general Molejón area, from Panamá City, is west along the Pan-American Highway to km 149.7 at Penonomé (a service center of some 105,000 inhabitants on the Pan American Highway), then 13 km, by paved road, to La Pintada (5000 inhabitants), and 41 km by a well-maintained gravel road, that was constructed in 2006 to the Molejón mine, process plant, camps, and offices. The road passes through La Pintada, a town of 5,000 people and Coclecito (approximately 700 inhabitants), which is the closest settlement to the project area, approximately 7.35 km to the east-southeast of the center of the Botija Abajo (Figure 5.1).

Figure 5.1.	Molejón Mine-Botija Abajo Project access map (2007)

From Molejón, currently there is no access to the general Botija Abajo area, 4 km to the northeast and access is made along creeks and jungle trails walking, or by helicopter to several pads that have been kept and originally serviced drilling stations of the different exploration campaigns.

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Currently, Minera Panamá, S.A. is in the process of realigning the road through the Molejón property, around the mine workings for use during the initial construction phase of the copper project, until a permanent Eastern Access Road is ready for use. This road will be roughly 12.6 km long, starting approximately 5.2 km west of the town of Coclecito. A bridge has been installed across Río Botija to allow the road to continue north. During late 2010 and early 2011, Minera Panamá constructed two concrete bridges across the Molejón and San Juan de Turbe rivers facilitating access to the properties.

Although access to the area is difficult due to the heavy rains in the region, permanent running rivers, heavy forests, and deep clayey soil, the preliminary activities for the construction of the Petaquilla Copper mine and operations at Molejón, with the construction of bridge/culverts and gravel cover have resulted in a serviceable road that allows the continuous access to the Molejón mine.

5.2	PHYSIOGRAPHY

Physiography of the area is juvenile in nature with strong, locally rugged and steep slope topography and deepy incised creeks. The area is located on the southern slope of the easternmost extension of the Central American Volcanic Belt, within the Northern Lowlands of Panamá, below 150 meters above sea level (masl).

Topographic relief shows elongated ridges running northwest and northeast. Locally the Botija Abajo hills are characterized by an elongated northwest-southeast-trending ridge dissected by two northeast-trending creeks, which join another structurally-controlled stream that limits the ridge to the north. Elevations vary between 80 masl at the northwestern end of the mineralized ridge to about 150 masl at the southeastern corner. Topography is moderately rugged, although heavily covered with jungle and deeply incised streams (Figure 5.2). Morphology shows a marked structural grid controlled by major geological features and defined by a major series of northwest-southeast and northeast-southwest creeks dissected in the rocks flowing generally to the north.

Figure 5.2.	Botija Abajo physiography

5.3	VEGETATION AND LAND USE

Vegetation is classified as lowland tropical rain forest. The project is located within one of the few remaining intact tracts of primary rainforest near the Mesoamerican Biological corridor in a relatively

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pristine environment. Most of the concession area is covered with evergreen forest, either primary or secondary, with very little human-induced change. Land uses are limited to predominant cattle grazing, subsistence agriculture, and other rural activities, very localized to small areas in the southern section of the Petaquilla Concession area in the vicinity of Coclecito and a number of small farms along the access road. Local substantial deforestation is only observed occurring along major drainages near small population centers. There is no commercial timber extraction in the Coclé Province; however, local substantial deforestation is observed occurring along major drainages near small communities (Figure 5.3).

Figure 5.3.	Botija Abajo vegetation

5.4	CLIMATE

The general climate in the northern region of Panamá is tropical monsoon, characterized by high humidity and rainfall with a rainy season from April to November and maximum rainfall registered during October and November. According to the Köppen classification (IGNTG, 1988), the climate is wet tropical, with rainfall fluctuating between 3,000 millimeters per annum (mm/a) and 5,000 mm/a, with an average of approximately 4,700 mm/a. In the tropics, there is not much seasonal variation in temperature; average temperatures range between 25°C and 30°C. The median temperature during the coolest month is above 18°C. Seasonal differences are mostly manifested in rainfall variations.

Locally, the Molejón-Botija Abajo area falls within the rainfall shadow of the Continental Divide, and the climate is characteristic of tropical rainforests. Precipitation is high throughout the year, with a total precipitation of approximately 3 meters per annum. The heaviest precipitation is evenly distributed from May to December. January, February, and March are typically the driest months (Simons, 1998). However, data collected at a weather station at the Colina camp for the period July 1995 to June 1996 indicated rainfall of 5.4 meters with much of the heaviest rainfall in the “dry” season in an especially wet period throughout Panamá.

The Molejón property has an equatorial climate with high precipitation and high humidity. Temperatures reach 25°C to 30°C year round. Humidity is rarely below 85% in the project area. The 100-year, 24-hour storm precipitation has been calculated at 337 mm and the 24-hour probable maximum precipitation was estimated at 1,008 mm at the nearby Petaquilla Copper Project.

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The extreme rainfall in the project area has a profound impact on the mining activities, due to limited access, extreme working conditions, lack of outcrops and hard rock, development of thick saprolite cover, etc. Major impacts are in the pit area of the mine and in the excess of clay delivered to the crushing section of the Molejón plant. Clay is expected to be a problem at Botija Abajo in the first meters of overburden and laterite/saprolite cover, but less of a problem, as the proposed pit deepens into levels with hard rock.

Logistics, exploration development, and mining activities have to be planned according to weather and flying conditions, etc.; however, these activities can be carried out year-round with temporary limitations due to more than usual heavy rains and stream run-offs. It is expected that a road to access the Botija Abajo area from Molejón will be built and carpeted with crushed stone as well as maintained for continuous operation.

5.5	LOCAL RESOURCES

Local resources, other than the gold deposit at Molejón, include abundant running water, rock aggregate for road base, minor timber, and limited manpower, restricted to Coclecito and other small settlements. Agriculture and grazing activities do not occur in the area. Mining-related operators and skilled personnel are imported from elsewhere in Panamá and from abroad. Coclecito is the largest and closest settlement to Molejón, approximately 12 km to the east.

Approximately 6,000 people reside within a 20 km radius of the proposed mine, mainly in small communities varying in size from 100 to 600 people. Most of these communities have no infrastructure, only rudimentary health facilities, and basic schooling. Average income ranges from $300 to $400 per month per family, with many families dependent on subsistence agriculture or activities, such as artisanal mining. Water resources for human use are abundant, although drinking water quality is poor, with high levels of fecal coliform in many drinking water sources (Petaquilla Minerals S.A., 2010, www.minerapanama.com).

Considering that Botija Abajo is a satellite deposit to Molejón, it is planned to haul the ore to the process plant; therefore, activities will be reduced to stripping, development, and mining operations. After more than five years of operations at Molejón, a number of local mine and equipment operators have been formed and it is planned that the Molejón staff and operators will carry out operations at Botija Abajo.

Currently, most operators and staff are lodged at any of the Molejón camps and it is planned that the Botija Abajo operators will stay there too and be transported to the mine daily on a shift basis.

5.6	INFRASTRUCTURE

It has been mentioned that operations at Botija Abajo will rely on existing infrastructure at Molejón (Figure 5.4) and only mine-related infrastructure and facilities will be created on site. Basically, there is no local infrastructure at Botija Abajo other than several helicopter pads distributed in the exploration area that were extensively used during the exploration days to fly most core boxes and supplies from Molejón to drill pads and back. Some of these helicopter pads are maintained for current and future use. Transportation of local operators and personnel is partially covered by Company vehicles that serve the neighboring settlements and provide daily service. No public transportation is available between Coclecito, the largest town in the area, and Penonomé.

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E
BOTIJA ABAJO WEST
BOTIJA ABAJO
N
W
E
S
HEAP LEACH AREA
BRAZO
AREA DEL PIT
BOTADERO 1030
SITIO PLANTA
VIA MOLEJON - COCLESITO
4
Legend
Acceso a Tinas
Vias
Pit Final
Topografia
Drenaje
Pozos
Meters
ESCALA: 1:30,000
Projected Coordinate System: NAD_1927_UTM_Zone_17N
Projection: Transverse_Mercator

Figure 5.4.	Molejón - Botija Abajo area infrastructure map (2012)

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Some of the infrastructure that will have to be created at Botija Abajo are the access roads from Molejón and site roads to the pits, waste dumps; local power needs will be covered with portable diesel generators. Most other infrastructure needs will make use of the Molejón facilities, including crushing, milling, and eventual flotation and heap leaching and tailings disposal facilities as well as other requirements, such as a heavy equipment shop, magazine, camps, office buildings, etc. A more detailed account of existing infrastructure at Molejón is included in Section 18.0 of this report.

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6.0 HISTORY

In recent times, the establishment of the United Nations Development Program (UNDP), in 1965, resulted in the funding of mineral exploration activities throughout Latin America, including Panamá, in collaboration with local governments. Systematic exploration in the project region covered an original area of 810 square kilometer (km2) where copper mineralization related to the late Tertiary intermediate intrusives was identified, in 1967, by A. Metti, UNDP geologist. Copper-gold-molybdenum-porphyry mineralization was first discovered in the Petaquilla River region during a regional geological and geochemical survey by a UNDP team in 1968.

After the first discovery of copper mineralization, the promising zones were enlarged by geochemical and geological surveying with the location of three main ore bearing prospects, Botija, Petaquilla, and Rio del Medio, as well as five minor mineralized zones that were outlined by July 1969 (Ferencic, 1970), the primary focus was on porphyry copper mineralization. Further exploration by several companies outlined three large deposits and a host of smaller ones, as well as epithermal gold mineralization including the Molejón, Botija Abajo, and other smaller targets. Table 6.1 summarizes the exploration history and ownership of the Petaquilla Concession and provides information about the amount of exploration carried out by each of the different companies involved in the project through the years until the discovery of the Molejón and Botija Abajo deposits and development of the first.

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TABLE 6.1 SUMMARY OF EXPLORATION HISTORY AND OWNERSHIP
Year	Party	Exploration and Property History Description
1968 – 1969	United Nations Development Program (UNDP)
Regional geological and geochemical survey of central Panamá by the UNDP, widespread silicification and copper mineralization discovered in the area of the Petaquilla and Botija deposits. Stream sediment sampling field magnetometry and preliminary drilling resulted in the discovery of the Petaquilla, Botija, Vega, and Medio deposits.

1969 – 1976	Panamá Mineral Resources Development Company (PMRD)
Panamanian government tendered Petaquilla Concession exploration rights to international bidding; concession awarded in 1971 to Panamá Mineral Resources Development Company (PMRD), a consortium of seven Japanese copper companies. Approximately 14,000 meters of drilling at Petaquilla, Botija, Medio, and Vega, totaling approximately 14,000 meters, preliminary Resource and Reserve calculations based on prefeasibility report completed. Feasibility work updated; unsuccessful negotiations with the Panamanian government over terms of production, property abandoned in 1980 for 10 years.

1990 – 1992	Minnova	Property acquired by Minnova (now Inmet) 80% and Georecursos International S.A. 20%. Exploration activity included regional lithogeochemical sampling.
1991 – 1992	Minnova-Geotec
Minnova and Geotec, in 1991, completed regional geochemical rock sampling covering the southeastern two-thirds of the original Petaquilla concession. Their work identified anomalous gold (>100 ppb) and arsenic (>12 ppm) values at Molejón area.

1992 – 1993	Adrian Resources Ltd. (Adrian)
Adrian Resources (now Petaquilla Minerals Ltd.) was granted an option to earn 40% of Minnova’s interest through cash payments, work commitment, and production of a feasibility study. Adrian subsequently acquired Georecurso’s interest, bringing its total interest to 52%, and started formal exploration at Molejón in 1993 with preliminary geological mapping and silt and rock sampling. Mapping of quartz vein and quartz breccias outcrops returned anomalous gold values between 1.0 and 8.0 g/t gold.

1992 – 1995	Adrian
Adrian carried out grid-based soil sampling and magnetic surveying, geologic mapping of selected areas, and starting February 1994, drilling of approximately 394 diamond drill holes in Petaquilla, Botija, and other exploration targets. Activity included investigation of the Valle Grande deposit and discovery of epithermal gold mineralization at Molejón, as well as identification or investigation of several other targets (Botija Abajo, Botija Abajo West Brazo, Faldalito, Cuatro Crestas, Lata, Orca).

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TABLE 6.1 SUMMARY OF EXPLORATION HISTORY AND OWNERSHIP
Year	Party	Exploration and Property History Description
1994 – 1995	Adrian
Auger drilling was done at 25 meter intervals along lines spaced 50 meters apart in a 1,200 meter by 1,200-meter area. Prospect drilling and magnetic surveys were followed by a second phase of drilling in June 1994. This phase of drilling comprised 4,155.3 meters of drilling in 24 holes and led to the discovery of significant epithermal gold and silver mineralization hosted predominantly within quartz breccia and altered feldspar-quartz porphyry intrusive. Adrian Resources Ltd. completed a further drilling program at Molejón in 1995 comprised of 10,504.4 meters in 94 drill holes.

1997	Minera Petaquilla
Minera Petaquilla S.A. (Minera Petaquilla) was formed by Adrian Resources, Inmet, and Teck Corp. The Petaquilla Concession was granted by the Government of Panamá to Minera Petaquilla, S.A. through a Contract Law named “Ley Petaquilla, Contrato N° 9 del 26/02/97” covering a total of 13,600 ha. In May 1997, Lakefield (Report No. 4667) conducted metallurgical test work on Molejón samples. This test work included preliminary flotation tests on six Molejón composite samples.

2004	PML
On October 12, 2004, the Company changed its name from Adrian Resources Ltd. to PML to correspond with the Company’s Petaquilla project in Panamá. In December 2004, the Company resumed exploration within Minera Petaquilla project in Panamá.

2005	PML, Minera Petaquilla
On June 1, 2005, the Company, Teck, Inmet, and MPSA entered into the Molejón Gold Project Agreement. As described above, the Company may obtain 100% of gold deposits within the concession remainder. PML created two companies, Petaquilla Gold Ltd. and Petaquilla Copper. Ltd., handle exploration, development, and operations of gold interests (Molejón, Botija Abajo) and copper deposits, respectively. Minera Petaquilla undertook a large trenching program comprised of 5,000 meters in 113 trenches during the summer of 2005. The trenches were often no more than 2.0 meters deep mostly on weathered material to fresh rock. Minera Petaquilla developed the mine plan (2005) that has been approved by the government.

2006	PML
In 2006, PML excavated in the general Molejón area 12,294 meters of new trenches and drilled 220 core holes on a 14,005 meter Phase II drill program, including 11,398 meters devoted to infill drilling to confirm resource estimates, 980 meters of condemnation drilling to establish the location of the plant site, and 1,627 meters devoted to exploration drilling.

2006 – 2007	PML
As of 2007, 10,142.4 metres of core drilling were completed on the Botija Abajo deposit: 18 core holes for 2,326.6 metres between 1993 and 1995 by Adrian Resources and 86 holes for 7815.8 metres between 2006 and 2007 by PML.

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TABLE 6.1 SUMMARY OF EXPLORATION HISTORY AND OWNERSHIP
Year	Party	Exploration and Property History Description
2007 – 2009	PML
Inmet buys Petaquilla Copper and makes agreements with Teck creating Cobre Panamá, which is the owner of Minera Panamá, S.A. Currently, there are two companies under the Law Number 9, Petaquilla Gold, S.A. with a concessioned area of 1,186 ha and Minera Panamá, S.A. with the rest of the concession, 12,414 ha. Phase II drilling at Molejón continued into 2007 to enable mine planning. The mine was developed and the processing plant was built.

2008
Environmental authorities (ANAM) on November 26, 2008, issued Resolution DIEORA IA-809- 2008, approving the Environmental Impact Study Category III, submitted by Petaquilla Gold, S.A., for the implementation of the Molejón Mining Project and other measures mandated by the ANAM.

2009
In accordance with Contract Law Number 9 of February 26, 1997, the Ministry of Commerce and Industry of the Government of Panamá issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejón gold mine located in the District of Donoso, Province of Colon, Republic of Panamá.

2010	PML
Commercial production started on January 8, 2010, when an average of 70% of design capacity was maintained continuously for a period of 30 days with metallurgical recoveries near forecast levels. Ore throughput at the process three-ball mills/carbon-in-pulp processing facility was 1,500 tpd with the operating rate planned at 2,200 tpd for the first year of production. Plans at the time were to increase production to 5,000 tpd with the addition of a SAG mill as the supply of mill feed permits.

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It is observed that Table 6.1 provides information regarding most exploration targets found within the concessions granted by the Ley Petaquilla, mainly copper (Petaquilla, Botija, Valle Grande, and others); but also includes exploration activities at the Molejón, Brazo, Botija Abajo West, and Botija Abajo Au or gold-copper mineralization. Only the last two are the subject of this report. Most of this information is derived of a summary compilation published in the Molejón NI 43-101 Technical Report (2012) by Behre Dolbear & Company, Inc.

6.1	HISTORICAL RESOURCE AND RESERVE ESTIMATES

Northeast of the Molejón deposit is a series of intrusives that follow a northeast structural trend known as El Real Corridor. Three additional mineralized areas have been identified along this trend and are known as the Brazo, Botija Abajo West, and Botija Abajo deposits (AAT, December 2007).

6.1.1	H. A. Simons 1998 Report/Adrian Resources

In the feasibility study prepared by H.A. Simons, Ltd., it is referenced, a claim by Adrian Resources, that 30 million tonnes of 0.45% copper and 0.51 grams of gold per tonne had been discovered by drilling at Botija Abajo.

6.1.2	AAT Mining Services Estimate of Resources

AAT Mining Services, under contract with PML, produced two reports in July 2007 later updated in December 2007 with Mineral Resource estimates of the “El Real Corridor,” which included the Brazo, Botija Abajo West, and Botija Abajo deposits. Mineral Resources were calculated under four categories, (1) copper inventory in the weathered zone; (2) total copper inventory including weathered zone; (3) gold inventory in the weathered zone; and (4) total gold inventory including weathered zone.

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7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1	REGIONAL GEOLOGY

Central America is divided into four crustal blocks. To the north, the Maya and Chortis blocks are composed of Paleozoic metamorphic and igneous rocks and siliceous and platform carbonate rocks classified as continental and transitional crust. To the south, the Chorotega and Choco blocks are characterized by Mid Oligocene accreted mafic oceanic crust and intermediate and basic island arc-related volcanic rocks (Marshall, Jeffrey, 2007). Panamá is a tectonically active area at the junction of four lithospheric plates. Western Panamá and eastern Costa Rica are underlain by the Chorotega crustal block and share similar characteristics. This block in turn is underlain by a late Cretaceous to recent volcanic arc, constructed on a basement of late Cretaceous to Paleocene oceanic crust and marine sedimentary and volcanic rocks (Figure 7.1).

Figure 7.1.	Tectonic map of Central America (Marshall, Jeffrey, 2007)

The Molejón-Botija Abajo project areas lie in the Chorotega crustal block of a Paleocene-Eocene to late Oligocene volcanic island arc sequence of rocks (Nelson and Nietzen, 2000).

The Botija Abajo deposit is located near the southern contact of the Petaquilla batholith and within a sequence of volcanic, volcanoclastic and sub-volcanic andesites (Figure 7.2).

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Figure 7.2.	Regional geology and location map (Nelson and Nietzen, 2000)

Most gold deposits in Central America are associated with epithermal vein deposits, lens-shaped bodies that formed in these ancient volcanic environments when deep, hot magmatic waters mixed with shallow, cool groundwater. Mineralization in this type of deposit occurs in branching fissures, vein structures, or pie-shaped bodies filled with fractured rock.

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Figure 7.3.	Epithermal deposits in Central America
(V. Heffernan, 2004)

7.2	LOCAL GEOLOGY

In general, in the Petaquilla-Molejón-Botija Abajo area, the oldest rocks are submarine andesite and basalt flows and tuffs, locally intercalated with clastic sedimentary rocks and reef limestones of probable Eocene to early Oligocene age.

Figure 7.4 shows the location of the Molejón-Botija Abajo deposits within a thick undifferentiated sequence of andesites, andesitic basalts, and tuffs belonging to the Miocene Cañazas Group, near the southern border of a major Late Tertiary granodiorite-quartz monzonite batholith outcropping to the northwest of the mine area. Figure 7.5 shows the location of the Molejón-Botija Abajo trend within a well-defined regional structural pattern. Main lithologies in the property area are massive andesite flows, feldspar porphyritic andesites, andesitic tuffs, and agglomerates. This sequence has been intruded by granodiorite, quartz- feldspar porphyry, and feldspar porphyries.

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Figure 7.4.	Regional geological map and structural interpretation
(PML, 2010)

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Figure 7.5.	District geology and structural lineaments
(PML, 2010)

A series of felsic intrusive were emplaced during the mid-Tertiary period including the major Petaquilla granodiorite batholith with numerous associated satellite bodies such as those at Botija Abajo and Botija Abajo West. In the case of the Brazo prospect, the chief host rock is granodiorite that has been fractured and moderately silicified.

7.3	STRUCTURAL GEOLOGY

On a district-wide scale, several major structures are evident, a northeast-southwest fracture trend that seems to control the main Molejón quartz breccia connecting with the Brazo, Botija Abajo West and Botija Abajo zones and a north-northwest/south-southeast structural feature that seems to connect the Faldalito, Vega and Molejón areas.

“A NW-SE (145º-325º) –lineament belt, approximately 10km wide, broadly parallels the western margin of the Petaquilla Batholith. Laudrum (1995) interprets each lineament to be traceable over approximately 5km. The lineament belt appears to be relatively important in terms focusing mineralization; both the Valle Grande and Petaquilla porphyry Cu deposits are located along this belt, and also the Au prospects Mestizo, Brazo and Botija Abajo are located on or close to these interpreted structures. The Molejón deposit itself is not located on an interpreted lineament of this orientation. Given the similarity in the orientation of the lineament belt to the western margin of the

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Petaquilla Batholith it seems likely that these structures may have a syn-plutonic history, facilitating the emplacement of the granite body.

NE-SW (050º-230º) – a second belt, comprising 5 principal lineaments traced over 15km laterally, trends northeasterly through the Molejón area, along the SE margin of the Petaquilla Batholith. This structural belt hosts the Molejón Au deposit, where it is manifest as the Oxide Fault. In addition, the belt hosts the Botija Abajo, Mestizo and Brazo deposits.

N-S (000º-180º) – a third set of N-S lineaments have been interpreted by Laudrum (1995). These are less common than sets of the previous two orientations. The nearest NS lineament to Molejón occurs approximately 3km to the east”. (Laudrum 1995, in SRK, 2007)

From an exploration perspective, it appears that nearly all of the projects and prospects within the Petaquilla concession, other than Molejón, occur at the intersection of the interpreted lineaments. It follows that untested intersections between these two belts may be highly prospective areas” (Behre Dolbear, 2011).

At Molejón, the mineral-hosting fault zone is probably an upward extension of an east-northeast-trending basement fault which also hosts the Mestizo, Brazo, and Botija Abajo deposits.

The El Real Corridor structural zone (originally mapped as the Quebrada Brazos fault consists of a wide zone with a series of parallel northeast-trending fault zones along which minor intrusive stocks were emplaced with associated copper and epithermal gold mineralization associated in the form of quartz veins, sometimes low-lying, parallel to volcanic bedding, stockworks and breccia zones, such as in Molejón or irregular silicification and low-lying quartz-dominant veins or irregular pods of quartz. “The SW end of the corridor appears to be truncated at a series of sawtooth like topographic linears on the west side of the Molejón deposit. The NE end is not known to have a definitive boundary” (AAT, 2007).

7.4	STRUCTURAL CONTROL OF MINERALIZATION

A review of drill core and geological cross sections at Botija Abajo indicates that the granodiorite stock seems to be the limb of a low angle north-dipping placolith with local andesite bodies and irregular FQHP dykes and sills (?). It is apparent that the intrusive was emplaced along the volcanic bedding and contacts.

Drilling at Botija Abajo West is more spaced compared to Botija Abajo; however, very similar geological conditions are found. From the last deposit to the west, the area is characterized by thick intersections of andesites and irregular sections of granodiorite until section 950W where granodiorite predominates to the south and andesite to the north. It is interpreted that similar to Botija Abajo the graodiorite is dipping to the north underneath the andesites.

In the Central zone, where most of the mineralization of interest has been found, the host rock is granodiorite. West of Section 1100W the presence of QFHP is more evident in the form of a thick low-dipping dyke on top of the andesite and granodiorite.

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7.5	LITHOLOGY AND ALTERATION

Figure 7.6 shows the local geology of the Botija Abajo area with predominance of andesitic flows, volcanoclastics and dykes to the southwestern part of the area, intruded by two granodiorite bodies: BDG1 (white equigranular, medium grained) and in turn affected by a later granodiorite and a series of Feldspar Quartz-Hornblende Porphyries (FQPH). Post-mineral intrusive include basaltic Feldspar-Hornblende Porphyry dykes.

The general structural attitude of mineralized bodies is the same and there seems to be a close affinity of quartz veining and mineralization to the granodiorite along or near the contact with andesites, while mineralization associated to the FQHP is more irregular or non-existent.

The following hydrothermal assemblages have been described at Botija Abajo (E. Rodríguez, 2008).

“Silica. This type of alteration intimately is related to “stockwork” of vuggy quartz, that conforms the epithermal structure and it is observed clearly in the central part of the deposit whereas to depth in the cores it has been described up to 50 and 70 meters. To greater depth, the silicificación appears in a variant silica chlorite- magnetite.

Phyllic Alteration. This one is without a doubt the more spread and probably most important hydrothermal alteration in Botija Abajo. The alteration quartz-sericite appears surrounding the core of vuggy quartz, and its composition is variable as far as the content of quartz and sericite. The same one consists of replacement partial or total of all minerals by silica and sericite.

Argillic Alteration. This type of alteration is pronounced in the Kaolinization of felsic minerals, fundamentally the feldspars , calcoalkaline, and the same one appears inserted but in smaller amount with the phyllic alteration.

Propylitic Alteration. This appears only in the periphery of the deposit, whereas in the cores, it has been described the postmineralic dikes along with and the same one composes of chlorite-epidote-carbonate-sericite-pyrite. The chlorite and epidote and the pyrite appear replacing to mafics minerals, whereas plagioclases is replaced by sericite. The carbonates are pronounced in form of veinlets by all the rock”.

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N
BGD1
FQHP
BGD3
AN
4
Legend
Faults
Metres
0 60 120 240 360 480 600
SCALE: 1:12,000
Projected Coordinate System: NAD_1927_UTM_Zone_17N
Projection: Transverse_Mercator

Figure 7.6.	Botija Abajo – district geology and structural lineaments
(PML, 2010)

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7.6	MINERALIZATION

7.6.1	Mineralization Zones

In general terms, Botija Abajo is an epithermal structure apparently superposed to a porphyry copper-type body. The epithermal structure is related with a “stockwork” of vuggy quartz that seems to be controlled by the “Real Corridor” structural trend. Emérito Rodríguez (PML, 2008) has reported that this fault zone has a subvertical dip 78-80 degrees northeast. This structure has a width of approximately 75 meters.

Gold-copper mineralization in the Botija Abajo area is associated with three distinct zones: weathered, including saprolite, oxide-transition, and primary sulfide.

7.6.2	Weathered Zone – Saprolite

The uppermost part of the weathered zone is characterized by saprolite (a variable surface layer of soft, water-rich clay. The characteristics of saprolite vary depending on the original rock, presence of mineralization, and location of the outcrop along the creeks, hillsides, or on tops of hills and ridges. A typical outcrop will be light brown to yellowish in color in the argillized granodiorite varying to reddish where pyrite or other iron rich minerals were present and to light green-brownish where andesite was the original rock. Saprolite is basically composed of soft clays with quartz relics in the mineralized zones. The transition zone from saprolite to fresh rock is soft in nature and may show the texture and color of the underlying rock.

Saprolite at Botija Abajo and Botija Abajo West varies between 0.0 meters and 10.0 m in thickness with typical widths in the order of 2 meters to 3 meters although in a large number of holes it is absent. Saprolite is generally less widespread and developed than at the adjacent, Molejón property. Although isolated high grade gold values are present in saprolite, grades are commonly low while copper is commonly absent.

7.6.3	Weathered Zone – Oxide-transition Zone

Underneath the saprolite zone a variable zone of oxidation is found, characterized by andesite / intrusive rock with strong fracturing, weathering, local bleaching, and a variable degree of oxidation commonly more intense towards surface. The rock is commonly argillized, white or reddish in color. Texture and character of the rock are commonly not evident due to the weathering

The oxidation zone may show evidence of supergene enrichment in the form of copper carbonates (malachite) at its base and local chalcocite; however, this is highly variable. Gold values in the oxidation zone that constitute the main Au deposit at Botija Abajo, generally lie on top of the secondary copper mineralization. The oxide-primary sulfide interface may be quite irregular and varies in depth between 5.0 meters and 40 meters.

7.6.4	Primary Sulfides Zone

Underlying the oxidation-transition zone the rock is unweathered, fresh, and shows its original texture with variable hydrothermal alteration in the form of predominant propylitization, variable silicification, and local phyllic alteration

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Botija Abajo Project – Molejón Mine
September 2012

Propylitic alteration is locally evident where the porphyry is silicified. In such instances, malachite may be evident, however the main characteristic of this zone, other than the typical chlorite-silica-(calcite-epidote) assemblage is the presence of primary sulfides, predominantely pyrite (up to 15%), and minor to traces of chalcopyrite and bornite as well as other minerals such as magnetite. Mineralization of economic interest (gold, copper) is related to a commonly silicified rock cross-cut by quartz stockwork.

7.6.5	Mineralogy

Gold is not megascopically visible at Botija Abajo and seems to be concentrated in the upper zone of the deposit. The underlying supergene mineralization consists of disseminated chalcocite and derived malachite; traces of native copper have been reported to a depth of 80 meters. Primary or deeper mineralization consists of pyrite, chalcopyrite, bornite and traces of chalcocite and covelite (Simons, 1998).

As a part of preliminary metallurgical studies by SGS Lakefield Laboratories, a partial mineralogical characterization was carried out on three core samples: The upper most core interval was reported as a “gold only” material with only traces of copper minerals. The middle interval had a very high gold and copper content and contained secondary and primary sulphide copper minerals. The lowest interval was lower in copper content and contained a primary sulphide copper mineral.

Table 7.1 shows minerals identified, listed in their order of abundance. With the exception of traces of copper carbonates as malachite and azurite, all of the copper minerals identified are primary and secondary sulphides (Coyne, 2007). The copper content of the intervals had a wide range and the gold content was relatively high (Table 7.2).

TABLE 7.1
MINERAL SPECIMENS IDENTIFIED AT BOTIJA ABAJO
(COYNE, 2007)

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September 2012

TABLE 7.2
MINERAL COMPOSITION OF WEATHERED ZONE AT BOTIJA ABAJO
(COYNE, 2007)

7.6.6	Mineral Deposits

7.6.6.1	Botija Abajo Mineral Deposit

Gold-copper mineralization has been detected over a drilled approximately 975 meters along a major axis northwest-southeast by 275 meters in a southwest-northeast direction. Within this mineralized envelop, gold values of interest are found over an area 675 meters long by 200 meters, as shown in Figure 7.7 Gold mineralization in the oxide-transition zone extends to a depth of 40 meters although, iron-copper oxide mineralization can be detected to a depth of 80 meters along fracture zones (Figure 7.8).

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September 2012

Figure 7.7.	Botija Abajo interpretation of gold mineralization boundaries
(Becerra 2007)

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September 2012

Figure 7.8.	Botija Abajo – cross Section 0E looking west
(Becerra, 2007)

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September 2012

Gold mineralization, the main subject of this report is mostly concentrated between sections 50E and 175W where the oxidation zone shows values over 0.3 g/t Au becoming more irregular and lower grade, generally over 0.1 g/t in both ends.

In general terms gold associated with primary (quartz-sulphides) mineralization over 0.3 g/t Au, reaches depths of approximately 100 m and thicknesses over 50 meters following a general dip to the north. Low-grade mineralization (0.1-0.3 g/t Au) extends to depths of near 200 meters until Section 450W where the deposit seems to branch-off in three to four tabular bodies to a depth of almost 150 meters. West of section 500W mineralization is associated with narrower, deep, low grade tabular bodies.

7.6.6.2	Botija Abajo West Mineral Deposit

Gold mineralization associated with the oxidation zone at Botija Abajo West is limited and low grade. The deposit is mostly related to the primary zone with a similar distribution in shape and grade to the deep Botija Abajo mineralization Figure 7.9. In this case, low-grade mineralization (0.1-0.3 g/t Au) extends to depths of 150 meters between Sections 950W and 1100W showing thicknesses over 100 meters.

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September 2012

Figure 7.9.	Botija Abajo West – cross Section 1050W looking west
(Becerra, 2007)

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Botija Abajo Project – Molejón Mine
September 2012

7.6.6.3	Geological Considerations in the Metallurgical Treatment of the Ore

Coyne, 2007, reports that preliminary studies were carried out to define the mineralogical and metallurgical characterization of Botija Abajo (see section 7.5), as well as to determine potential processing options for the gold and copper in the weathered zone as well as any other identified distinct copper and gold zones. Drill core samples were composited into three distinct zones “Gold Only,” “Weathered,” and “Primary Sulphides” although not all three zones were encountered in all drill holes.

The weathered zone may include both oxidized and remobilized or supergene mineralization including free gold, copper oxides and carbonates (malachite) and secondary copper minerals, mainly chalcocite. The primary sulphides zone includes the presence of pyrite, chalcopyrite traces of bornite and local supergene mineralization such as chalcocite and covelite.

Section 13.0 of this report presents a summary of these and current metallurgical investigations.

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September 2012

8.0 DEPOSIT TYPES

The interpretation of geological features and mineral deposits in Botija Abajo indicates that the granodiorite stock seems to be the limb of a low angle north-dipping placolith with local andesite bodies and irregular FQHP dykes and sills. It is apparent that the intrusive was emplaced along the volcanic bedding and contacts. This geological model seems to be a District-wide characteristic that can be observed in the Petaquilla-Botija-Valle Grande copper deposits and along the El Real trend.

In the case of Molejón, gold-silver mineralization is related to a low-angle structural control of quartz veining, quartz stockwork and quartz breccias with local chalcedony and calcite that indicate a relatively high-level hydrothermal system. AAT stated:

“Mineralization at Molejón is also characterized by free gold crystals as electrum in minute inclusions in crystals of chalcopyrite and isolated in calcite and quartz veins. Minor amounts of pyrite, chalcopyrite, pyrrhotite, galena, and sphalerite, as well as traces of tetrahedrite, gold and iron oxides in the form of limonite/goethite and hematite, have been described at microscope level” (AAT, 2007).

Brazo is a low-grade copper deposit with porphyry copper style mineralization. It is located at the center of the El Real structural trend enclosed by the same rock assemblage as those in Botija Abajo and Molejón (Figure 8.1). Alteration is highly sericitic, pyrite is abundant in stringers supporting the porphyritic mineralization concept. Brazo does not contain appreciable gold and copper appears leached out of the surface. It has been interpreted to represent a fracture-controlled, deeper hypogene mineralization than that interpreted at Botija Abajo (AAT, 2007) with supergene mineralization that is also fracture controlled.

Botija Abajo has been interpreted to contain elements of both epithermal gold and porphyry style copper deposits. According to Muller (AAT, 2007), the zone of interest is the product of a late epithermal style gold system that partially overprints deeper porphyry copper-style mineralization. The distribution of gold and copper mineralization was further modified by late faulting and most recently by supergene processes although Structural control is important to the resultant distribution of the copper grade (Figure 26-8).

Spatial and temporal links between epithermal and porphyry copper deposits have been documented in many areas in the Circum-Pacific Ring (Lepanto, Philippines) and South America and in some deposits in North America, including Bingham Canyon (USA) and La Caridad (Mexico). The close spatial relationship between the Petaquilla Porphyry copper deposits and porphyry-style mineralization at Brazo and Botija Abajo and epithermal-type mineralization at Molejón and Botija Abajo, suggests a possible genetic relation (Figure 8.1) (Behre Dolbear, 2011).

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September 2012

HIGH SULFIDATION
LOW SULFIDATION
steam heated alteration
permeable horizon
diatreme
silica
BRECCIA CONTROL
LITHOLOGICAL CONTROL
STRUCTURAL CONTROL
MASSIVE SULFIDE VEIN
BARREN SHOULDER
EPITHERMAL QUARTZ Au-Ag
travertine
tuff ring
dome
maar
diatreme
CARBONATE-BASE METAL Au
POLYMETALLIC Au-Ag
QUARTZ SULFIDE Au ± Cu
breccia pipe
PORPHYRY Cu Au
intramineral intrusions
silica sinter
acid sulfate alteration
eruption breccia
ADULARIA-SERICITE EPITHERMAL Au-Ag
SEDIMENT HOSTED REPLACEMENT Au
REPLACEMENT
PROXIMAL SKARN
FLUIDS
Oxidizing ground water
CO2 - rich acid sulfate waters
Evolving gases
Meteoric recharge
Magmatic mineralized fluids
MINERALIZATION
Tension vein
Banded vein
Sheeted vein
Bonanza vein
Breccia infill/ structural control
Lithological control
Stockwork vein
Breccia
Disseminated
Jasper
Corbett

Figure 8.1.	Conceptual model for styles of magmatic arc epithermal gold-silver and porphyry gold-copper mineralization
(G. Corbett, 2002)

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Botija Abajo Project – Molejón Mine
September 2012

The term epithermal is used in field exploration studies to describe gold/silver/copper deposits formed in magmatic arc environments (including rifts) at elevated crustal settings, most typically above the level of formation of porphyry copper-gold deposits (typically <1 km), although in many instances associated with subvolcanic intrusions (Behre Dolbear, 2011).

The model of exploration for these types of veins was put forward in a landmark paper by Dr. Larry Buchanan (1981) that set the basis for the understanding and interpretation of epithermal deposits that has been widely used in exploration (Figure 8.2).

Previous and future exploration along the Real Corridor has taken into consideration the evidences of epithermal and porphyry-style mineralization with emphasis in the first.

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Botija Abajo Project – Molejón Mine
September 2012

GANGUE MINERALS
HOT SPRINGS SILICA CAP
VOIDS, CLAYS, CHALCEDONY, OPAL, CRISTOBALITE.
0m
VATER TABLE
CLAY-ALUNITE CAP
CALCITE, ZEOLITES. (CHALCEDONY)
ARGILLIC
PHYLLIC ZONE
VEIN
VEIN
PROPYLITIC ENVELOPE
QUARTZ, CALCITE, PYRITE. (BARITE, FLUORITE)
QUARTZ, ADULARIA, SERICITE, PYRITE. (CALCITE, CHLORITE, FLUORITE, RHODOCHROSITE)
PRECIOUS METALS
BONANZA ORE
BOILING LEVEL
QUARTZ, PYRITE (CHLORITE, HEMATITE, FLUORITE)
BASE METALS
500m
QUARTZ, SIDERITE, PYRITE, PYRRHOTITE, ARSENOPYRITE.
LEGEND
SILICEOUS DEPOSITS AND RESIDUE
ALUNITE, CLAYS
CLAYS (ILLITE, SERICITE AT DEPTH)
CHLORITE, ILLITE, MONTMORILLONITE, CARBONATE, EPIDOTE.
SILICA, ADULARIA, ALBITE.
ORE, SILICA, COMMONLY BANDED AND/OR BRECCIATED-

Figure 8.2.	Idealized section of a Bonanza Epithermal deposit
(Buchanan, 1981)

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Botija Abajo Project – Molejón Mine
September 2012

9.0 EXPLORATION

9.1	ADRIAN RESOURCES EXPLORATION ACTIVITIES AND RESULTS

Exploration in the subject property area dates back to the UNDP campaign of 1968. However, it was not until 1991, when Minnova and Geotec completed regional geochemical rock sampling covering the southeastern two-thirds of the original Petaquilla concession, that promising anomalous gold (>100 ppb) and arsenic (>12 ppm) values were identified at Molejón area.

Beginning February 22 1994, Adrian Resources, later to become PML, carried out an exploration program that consisted of geological mapping; soil (auger), rock, and stream sediment sampling; ground magnetometry; and drilling of 14 holes totaling 4,156 meters. Mapping and sampling of quartz vein and quartz breccias outcrops returned anomalous gold values between 1.0 grams of gold per tonne and 8.0 grams of gold per tonne. “This program resulted in the discovery of a significant deposit of epithermal gold, silver mineralization.” Mineralization was hosted predominantly within quartz breccia and altered feldspar-quartz porphyry intrusive (Laudrum, 1994). It also resulted in the identification or investigation of several other targets (Botija Abajo, Brazo, Faldalito, Cuatro Crestas, Lata, Orca (PML, 2007).

9.2	PETAQUILLA MINERALS EXPLORATION ACTIVITIES AND RESULTS

9.2.1	Trenching Programs

During the first exploration campaign, it was observed that gold mineralization was often evident in assays from near-surface bedrock and saprolite. The assay and geologic correlation with nearby drilling was so good that it was considered to be a database for the preliminary (historic) resource calculations (Laudrum, 1994).

As a result, in 2005, now under Petaquilla Gold, Ltd., PML/PMSA undertook two large trenching programs, preceding the Phase I drilling in 2006 and during the Phase II development drilling campaign. Trenches were often no more than 2.0 meters deep, mostly on weathered material to fresh rock. Trenches were sampled on 3-meter to 6-meter intervals, where breccia was not observed, and 1.5 meter intervals where breccia was evident.

This exploration trenching methodology offered advantages over soil augering in that the entire profile of saprolite and weathered bedrock could often be mapped. Further, the collection of rock samples is often possible in the trenches that are not possible from soil auger materials. About 18 km were trenched at Molejón through 2006 (Muller, 2007).

Approximately 3,000 meters of trenching was planned, basically, directed to the northwest part of Botija Abajo, between Aguas Coloradas and Aguas Rojas creeks.

The Botija Abajo exploration area has subsequently been resurveyed with establishment of adequate survey control points for the ongoing program. A drainage mapping and sampling program was carried out in conjunction with the initial 2006 trenching program described below.

A total of 9,608.3 meters of trenching was undertaken in 2006. The trenching was utilized for surface sampling, prospect mapping, and selection of drill sites. This trenching was followed by core drilling in 2006 and 2007.

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Botija Abajo Project – Molejón Mine
September 2012

9.3	PML DRILLING CAMPAIGNS AND RESULTS

The property was initially tested by soil geochemical sampling. Twelve relatively widely spaced DDH holes (1,506.3 meters) were drilled in the 1993-1994 period to follow up geochemical anomalies in what is now the Botija Abajo exploration area. Assay results from these DDH holes suggested the possibility of a potential gold resource. A further 8 DDH holes, 1994-1995, are identified as Botija Abajo holes but do not fall in the area of interest.

During the years 2006 through 2008, approximately 19,800 meters of drilling were carried out in the General Botija Abajo and Botija Abajo West areas in 161 holes, as shown in Table 9.1 and Figure 9.1.

TABLE 9.1 PML BOTIJA ABAJO AND BOTIJA ABAJO WEST 2006–2008 CORE DRILLING SUMMARY
Year	Number of Holes	Drilling (meters)	Company
2006	17	1,394.85	PML
2007	135	17,067.23	PML
2008	9	1,309.55	PML
Total	161	19,771.63
Reference: PML, Base de Datos BA to BW2008.xls

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Botija Abajo Project – Molejón Mine
September 2012

BOTIJA ABAJO
BOTIJA ABAJO
WEST
BRAZO
PETAQUILLA
LOCATION AND DRILLING OF
THE BOTIJA ABAJO AND BOTIJA
ABAJO WEST AREAS

Figure 9.1.	Location and drill sites of the Botija Abajo and Botija Abajo West areas (2008)

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Botija Abajo Project – Molejón Mine
September 2012

10.0 DRILLING

Drilling at Botija Abajo is described below for the two different drilling campaigns, the 1994 Adrian Resources and the 2006-2008 campaign by PML.

The Adrian drilling program utilized F-1000 hydraulic drills and one Longyear 38 to recover BTW core (41.75 mm in diameter). Recoveries were generally poor in overburden (20% to 80%) and near 100% in fresh rock, below the weathered horizon (AMEC, 2007).

Core sampling by Adrian in the 1992-1995 period was carried out on 1.5-meter intervals and split. One-half of the core was dried, crushed, and reduced to about 250 grams for shipment to TSL Laboratories in Saskatoon, Saskatchewan, Canada, and the other half and coarse rejects were bagged and stored in the core shed facilities at Petaquilla’s Colina Camp.

During the PML 2006 and 2007 campaigns, three Longyear 38s (wire line drills) were operated on double shifts. A fourth, larger core rig was added mid-program to verify mineralization on the northwest portion of the property. Most of the coring was done in HQ diameter, but in heavily brecciated zones, the diameter was switched to a smaller NQ to attain greater penetration rates and better recovery.

Table 10.1 shows a detailed list of drill holes with location, total depth and dates of drilling and Figure 10.1 the location of drill holes in the Botija Abajo area. While most of the original drill holes were drilled vertical, most of the 2007 campaign was drilled with inclined holes, in the order of minus 60 degrees to the south, particularly where closed spacing was required.

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September 2012

TABLE 10.1
PML BOTIJA ABAJO AND BOTIJA ABAJO WEST 2006-2008 CORE DRILLING
(REFERENCE: PML, BASE DE DATOS BA TO BW2008.XLS)

HOLE	EAST	NORTH	RL	DEPTH	INI	FIN
BA-06-137	541562.981	975219.582	143.6	58.3	01-sep-06	10-sep-06
BA-06-143	541562.199	975196.548	133.79	82	10-sep-06	13-sep-06
BA-06-146	541536.098	975191.221	148.65	86.45	14-sep-06	17-sep-06
BA-06-147	541540.134	975219.759	146.43	64.75	18-sep-06	21-sep-06
BA-06-150	541512.544	975220.441	133.99	69.5	23-sep-06	26-sep-06
BA-06-152	541541.499	975247.805	125.83	85.45	28-sep-06	02-oct-06
BA-06-154	541563.973	975245.3	123.238	96.1	03-oct-06	12-oct-06
BA-06-159	541563.158	975263.877	115.757	100.25	14-oct-06	17-oct-06
BA-06-164	541582.266	975269.987	107.132	56.5	18-oct-06	20-oct-06
BA-06-169	541583.623	975249.16	115.358	79	23-oct-06	26-oct-06
BA-06-174	541590.747	975220.94	126.172	75.9	27-oct-06	10-oct-06
BA-06-179	541610.237	975222.907	117.053	93.15	31-oct-06	02-nov-06
BA-06-182	541540.134	975219.759	146.43	99.2	03-nov-06	12-nov-06
BA-06-193	541535.16	975163.988	144.67	103.4	13-nov-06	17-nov-06
BA-06-199	541565.411	975164.028	129.71	97.65	18-nov-06	23-nov-07
BA-06-211	541538.26	975146.69	144.114	71.45	25-nov-06	29-nov-06
BA-06-217	541514.99	975142.31	137.355	75.8	29-nov-06	05-dic-06
BA-07-245	541514.79	975164.518	136.768	73.75	08-ene-07	11-ene-07
BA-07-248	541509.763	975190.887	136.065	81.5	11-ene-07	15-ene-07
BA-07-250	541495.1723	975219.2443	132.969	91.9	16-ene-07	26-ene-07
BA-07-260	541494.517	975191.408	128.086	100.25	29-ene-07	06-feb-07
BA-07-264	541419.343	975214.316	90.66	96.1	08-feb-07	11-feb-07
BA-07-269	541418.887	975269.514	125.308	101.25	16-feb-07	21-feb-07
BA-07-271	541344.657	975243.686	96.301	37.55	22-feb-07	25-feb-07
BA-07-271A	541344.646	975243.792	96.285	104.25	25-feb-07	10-mar-07
BA-07-276	541369.934	975317.844	121.608	112.5	08-mar-07	14-mar-07
BA-07-277	541469.95	975173.736	109.866	92.65	09-mar-07	14-mar-07
BA-07-280	541465.793	975195.162	119.092	81.25	11-mar-07	14-mar-07
BA-07-281	541193.052	975481.579	103.719	100.07	15-mar-07	21-mar-07
BA-07-282	541463.19	975239.42	128.217	100.4	15-mar-07	20-mar-07
BA-07-283	541246.233	975466.096	114.965	100.08	15-mar-07	21-mar-07
BA-07-285	541349.473	975289.326	125.674	71.06	22-mar-07	24-mar-07
BA-07-286	541243.699	975427.35	94.562	80	22-mar-07	26-mar-07
BA-07-287	541194.466	975527.533	91.102	100.2	22-mar-07	27-mar-07

BADH-291	541489.475	975134.255	126.167	80.03	25-mar-07	27-mar-07
BADH-292	541245.221	975361.377	98.897	81.39	27-mar-07	30-mar-07
BADH-293	541176.955	975433.553	127.8	44.57	28-mar-07	30-mar-07
BADH-293A	541176.678	975433.517	127.81	108.6	13-abr-07	15-abr-07
BADH-294	541545.501	975097.661	120.433	61.31	28-mar-07	30-mar-07
BADH-295	541569.04	975110.922	129.66	63.36	13-abr-07	17-abr-07
BADH-296	541297.55	975383.43	81.353	80.15	12-abr-07	17-abr-07
BADH-297	541144.348	975434.146	135.013	100.2	16-abr-07	19-abr-07
BADH-298	541302.551	975326.528	80.121	61.48	18-abr-07	20-abr-07
BADH-299	541596.442	975134.281	133.757	64.09	18-abr-07	22-abr-07
BADH-300	541141.031	975498.359	113.462	108.2	20-abr-07	24-abr-07

Project 12-208 (NI 43-101)	56	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

TABLE 10.1
PML BOTIJA ABAJO AND BOTIJA ABAJO WEST 2006-2008 CORE DRILLING (CONTINUED)
(REFERENCE: PML, BASE DE DATOS BA TO BW2008.XLS)

BADH-301	541298.628	975278.778	109.769	74.65	22-abr-07	24-abr-07
BADH-303	541326.662	975349.073	100.81	83.6	25-abr-07	27-abr-07
BADH-304	541096.67	975569.197	84.71	91.77	20-abr-07	24-abr-07
BADH-305	541371.366	975335.395	115.738	84.48	28-abr-07	01-may-07
BADH-307	541095.552	974819.922	163.547	83.4	01-may-07	04-may-07
BADH-308	541145.441	975590.357	84.188	70	01-may-07	05-may-07
BADH-310	541290.58	975429.317	86.639	100.3	04-may-07	14-may-07
BADH-311	541142.606	975756.337	104.852	84.5	06-may-07	09-may-07
BADH-312	540987.941	974910.228	172.424	84	11-may-07	12-may-07
BADH-313	541094.414	975622.592	99.313	105.2	12-may-07	16-may-07
BADH-314	540940.925	975640.415	110.067	103.5	18-may-07	23-may-07
BADH-315	541613.092	975171.746	124.065	75.5	13-may-07	16-may-07
BADH-316	541347.094	975471.946	97.086	105.45	15-may-07	20-may-07
BADH-317	540922.263	975116.343	167.448	105	17-may-07	22-may-07
BADH-318	541629.961	975251.806	107.114	75.45	17-may-07	22-may-07
BADH-319	541142.592	975643.556	93.666	108.6	17-may-07	17-may-07
BADH-320	541298.107	975476.274	106.711	131.65	20-may-07	27-may-07
BADH-321	541093.784	975673.636	117.384	101.5	22-may-07	25-may-07
BADH-322	541595.126	975297.963	98.148	70.55	23-may-07	26-may-07
BADH-323	540673.471	974937.362	155.743	178.5	24-may-07	29-may-07
BADH-324	540769.166	975529.089	126.591	96	26-may-07	29-may-07
BADH-325	541098.632	975521.624	111.805	90.4	26-may-07	29-may-07
BADH-326	541544.657	975348.502	86.666	75.65	27-may-07	30-may-07
BADH-327A	541147.01	975394.09	126.328	92.7	08-jun-07	21-jun-07
BADH-328	540617.738	975322.595	133.473	100	02-jun-07	08-jun-07
BADH-329	541044.732	975522.486	113.197	114.6	31-may-07	04-jun-07
BADH-330	540538.017	974690.737	169.253	150	05-jun-07	06-jun-07
BADH-331	541695.645	975284.945	107.867	110	03-jun-07	15-jun-07
BADH-332	540495.188	975043.321	168.291	163.5	09-jun-07	11-jun-07
BADH-333	540369.05	975650.229	114.079	160.5	13-jun-07	18-jun-07
BADH-334	541093.961	975471.254	139.784	104.2	14-jun-07	18-jun-07
BADH-335	541698.446	975185.563	121.779	107	17-jun-07	20-jun-07
BADH-336	540164.793	975075.82	141.843	168	19-jun-07	24-jun-07
BADH-337	541693.824	975063.004	144.425	101.95	21-jun-07	25-jun-07
BADH-338	540748.264	975966.634	113.854	47.06	24-jun-07	25-jun-07

BADH-339	541746.599	975114.774	123.385	100.4	27-jun-07	30-jun-07
BADH-340	540245.884	975458.873	135.614	118	27-jun-07	28-jun-07
BADH-341	540319.05	976113.697	145.13	105	01-jul-07	02-jul-07
BADH-342	540018.911	975913.814	142.368	124.5	02-jul-07	03-jul-07
BADH-343	541194.134	975381.752	105.677	107.9	02-jul-07	14-jul-07
BADH-344	539965.919	976271.275	135.478	115.5	03-jul-07	07-jul-07
BADH-345	539714.365	975872.654	174.433	115.5	07-jul-07	09-jul-07
BADH-346	539491.883	975746.711	183.427	102	10-jul-07	12-jul-07
BADH-348	539533.219	976268.872	123.512	93	16-jul-07	15-jul-07

Project 12-208 (NI 43-101)	57	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

TABLE 10.1
PML BOTIJA ABAJO AND BOTIJA ABAJO WEST 2006-2008 CORE DRILLING (CONTINUED)
(REFERENCE: PML, BASE DE DATOS BA TO BW2008.XLS)

BADH-349	541050.668	975469.026	129.68	105	15-jul-07	22-jul-07
BADH-350	539523.642	975384.358	119.733	102	16-jul-07	17-jul-07
BADH-351	539599.788	975062.358	152.17	100.5	18-jul-07	19-jul-07
BADH-352	539655.638	974613.67	137.479	100.5	19-jul-07	20-jul-07
BADH-353	539937.858	975233.874	126.543	400.5	21-jul-07	13-ago-07
BADH-354	540104.957	974546.162	174.568	141	22-jul-07	25-jul-07
BADH-355	540991.487	975579.613	88.353	113	23-jul-07	29-jul-07
BADH-356	540251.792	974924.778	122.046	125	26-jul-07	28-jul-07
BADH-357	540997.884	975472.355	105.052	104.75	31-jul-07	04-ago-07
BADH-358	540292.75	975004.335	125.517	102	01-ago-07	04-ago-07
BADH-359	540341.169	975050.634	106.139	100	06-ago-07	09-ago-07
BADH-360	540497.529	974969.446	151.063	151.5	12-ago-07	17-ago-07
BADH-361	540988.941	975422.102	81.415	89	12-ago-07	18-ago-07
BADH-362	540524.091	975098.83	163.679	72	18-ago-07	20-ago-07
BADH-363	541574.707	974987.811	129.682	199	19-ago-07	27-ago-07
BADH-364	540996.756	975516.406	86.917	104.2	19-ago-07	24-ago-07
BADH-365	540443.992	975025.288	163.434	136	21-ago-07	28-ago-07
BADH-366	540948.481	975566.851	102.534	97.65	26-ago-07	30-ago-07
BADH-367	541616.091	974918.838	128.955	130.9	30-ago-07	03-sep-07
BADH-368	540724.337	975119.078	133.287	120.7	29-ago-07	02-sep-07
BADH-369	540945	975600	118.81	97.5	31-ago-07	10-sep-07
BADH-370	540868.466	975117.416	161.977	100.7	04-sep-07	05-sep-07
BADH-371	541626.75	975018.569	117.36	64.5	07-sep-07	07-sep-07
BADH-372	540918.115	975166.427	151.079	100	06-sep-07	09-sep-07
BADH-373	539943.879	975286.246	121.813	343	08-sep-07	20-sep-07
BADH-347	539719.813	976447.375	108.998	102	11-jul-07	12-jul-07
BADH-374	540966.567	975164.869	156.35	131.5	10-sep-07	12-sep-07
BADH-375	540891.722	975626.112	113.796	93	11-sep-07	15-sep-07
BADH-376	540968.975	975123.853	164.201	150.15	13-sep-07	16-sep-07
BADH-377	540510.116	974861.552	182	125.35	13-sep-07	17-sep-07
BADH-378	540897.594	975583.014	116.25	96.65	16-sep-07	15-sep-07
BADH-379	540916.677	975071.22	140.76	101.25	17-sep-07	18-sep-07
BADH-380	540440.266	974946.515	159.404	118.4	19-sep-07	23-sep-07
BADH-381	540866.33	975070.2	137.96	159.55	19-sep-07	22-sep-07
BADH-382	541018.393	975409.416	120.7	118.88	20-sep-07	26-sep-07

BADH-383	539896.403	975285.609	102.559	399	23-sep-07	29-sep-07
BADH-384	541046.978	975104.71	155.08	113	30-sep-07	03-oct-07
BADH-385	540358.958	974945.607	168.661	137.3	25-sep-07	29-sep-07
BADH-386	540924.899	975372.308	113.837	109.75	29-sep-07	03-oct-07
BADH-387	540336.748	974870.506	164.941	161.8	01-oct-07	11-oct-07
BADH-388	539948.035	975176.947	97.23	483	05-oct-07	18-oct-07
BADH-389	540936.811	975269.626	120.797	137.95	09-oct-07	17-oct-07
BADH-390	540244.944	974821.301	152.121	133.4	14-oct-07	18-oct-07
BADH-391	540890.423	975218.698	140.58	118.6	18-oct-07	21-oct-07
BADH-392	539724.469	975150.323	124.822	428.3	20-oct-07	08-nov-07
BADH-393	540300.328	974737.249	117.398	209.45	20-oct-07	27-oct-07

Project 12-208 (NI 43-101)	58	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

TABLE 10.1
PML BOTIJA ABAJO AND BOTIJA ABAJO WEST 2006-2008 CORE DRILLING (CONTINUED)
(REFERENCE: PML, BASE DE DATOS BA TO BW2008.XLS)

BADH-394	540146.507	975142.875	128.231	297	21-oct-07	01-nov-07
BADH-395	540849.587	975269.353	130.337	169.9	22-oct-07	29-oct-07
BADH-396	540191.34	974644.24	116.95	189.05	28-oct-07	15-nov-07
BADH-397	540746.223	975213.818	140.029	154.6	31-oct-07	11-nov-07
BADH-398	540195.367	974547.104	147.438	123.4	03-nov-07	09-nov-07
BADH-399	539447.469	975005.138	132.269	176.05	10-nov-07	20-nov-07
BADH-400	540290.046	974548.807	139.675	120	10-nov-07	14-nov-07
BADH-401	539743.645	975052.429	125.052	367.1	10-nov-07	21-nov-07
BADH-402	540767.527	975175.575	146.54	165.5	12-nov-07	17-nov-07
BADH-403	541419.974	975240.974	104.011	118.5	16-nov-07	23-nov-07
BADH-404	540598.777	975014.392	137.595	188.65	17-nov-07	23-nov-07
BADH-405	540707.871	975317.868	113.007	175.1	18-nov-07	25-nov-07
BADH-406	540071.454	974974.06	111.032	268.1	23-nov-07	01-dic-07
BADH-407	540555.118	975135.936	161.41	193.1	24-nov-07	30-nov-07
BADH-408	541420.89	975191.494	89.134	54	29-nov-07	03-dic-07
BADH-409	540817.893	975446.975	110.842	241.85	26-nov-07	11-dic-07
BADH-410	540619.049	975120.655	125.168	177.05	06-dic-07	16-dic-07
BADH-411	540298.155	974633.588	119.582	310	10-dic-07	18-ene-08
BADH-412	540870.354	975423.331	83.609	188.05	12-dic-07	08-ene-08
BADH-413	540627.506	975189.38	113.402	192.35	18-dic-07	11-ene-08
BADH-414	540892.408	975477.864	90.63	80.2	12-ene-08	22-ene-08
BADH-415	540395.812	974645.773	128.939	169.3	21-ene-08	31-ene-08
BADH-416	540772.685	975629.815	111.884	146.3	04-feb-08	11-feb-08
BADH-417	540448.462	975144.803	123.002	106	02-feb-08	05-feb-08
BADH-418A	540389.341	974755.371	125.34	65	13-feb-08	16-feb-08
BADH-419	541560.995	975220.226	143.637	52.35	26-feb-08	04-mar-08
Number of Holes	161

Project 12-208 (NI 43-101)	59	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

N
S
W
E
PETAQUILLA
MINERALS
BOTIJA ABAJO PROJECT
POZOS UTILIZADOS EN EL REPORTE AAT MINING
DICIEMBRE 2007

Figure 10.1.	Botija Abajo Project drill hole location map (2008)

Project 12-208 (NI 43-101)	60	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

10.1	DRILLING SUPERVISION, SAMPLING, AND RECOVERY

According to the drilling and sampling descriptions by AAT (Muller 2007), the sampling protocols established by AAT as well as discussions held by the authors with and discussions held with PML’s then Vice President of Exploration, Mr. John Kapetas, PML carried out a systematic verification and control of drilling procedures and advances, with special emphasis in core handling by the contractor and core recovery.

“During the day, geologists or engineers were on-site to ensure proper procedures were employed. A geologist was on the night shift less frequently due to the need to sample trenches during the day. Random field visits by the QP did not indicate any variance issues of concern from a QA/QC perspective. Variance to the core diameter occurred less than 5% of the time (and decided) on a case by case basis. This reduction in core diameter from HQ to NQ was necessary to achieve the prescribed depth on a few high angle holes where recovery was becoming low. None of these modifications to the original program had adverse effects on the quality of the data for modeling in fact it actually increased the quality of the data set. Careful attention to achieving high core recovery was taken throughout the drilling program. If core recovery was less than 85%, the driller was required to only make half the advance on the next core run. As a further mitigation measure, bentonite was added and/or a split inner core sleeve was utilized to enhance recovery. The use of a split core barrel usually provided the best improvement. Also, bentonite required additional washing of the core for logging and splitting. If these techniques did not succeed, then either the switch was made to the smaller (NQ) core diameter (usually on the deeper holes) or the hole was offset and redrilled.” (AAT, 2007)

10.2	CORE RECOVERY VERIFICATION

The authors made a review of core recovery with the independent measurement of recoveries of 41 samples taken for assay verification. Approximately 62% of the samples were taken of near surface weathered and transition material, while the rest from mostly silicified, fresh material with local presence of sulfides. The overall core recovery obtained was 81% with 80% in oxidized material and 87% in the primary, fresh rock.

It is noticed that recoveries measured were made of mostly mineralized core, commonly fractured and brecciated and that the core had been split and sampled. Therefore it was not expected a 100% recovery of material. Nonetheless, it is believed that 80% of recovery in near-surface, oxidized, sometimes saprolitic material, and 87% on fresh rock are acceptable and should not have an impact in the average grade of estimated Resources (Table 10.2).

Project 12-208 (NI 43-101)	61	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

TABLE 10.2
CORE RECOVERY VERIFICATION – BOTIJA ABAJO PROJECT

Drill Hole	From (m)	To (m)	Intersection (m)	Recovery (m)	Recovery (%)	BD SAMPLE	REMARKS
423	-	1.00	1.00	1.00	100%	64951	Saprolite, FeOx stained hematite-clay
423	14.10	15.10	1.00	0.90	90%	64952	Strongly argillized hematite - stained rock
423	16.40	17.40	1.00	0.95	95%	64953	Strongly argillized hematite - stained rock CuOx
423	50.00	51.50	1.50	1.40	93%	64954	Sil - chlor andesitic tuff w/ diss py
424	-	1.50	1.50	1.50	100%	64955	Strongly argilllized saprolite, FeOx stained hematite-clay
424	10.50	12.00	1.50	1.50	100%	64956	Fine grained sil - argillized rock FEOx, CuOx (tr)
424	16.50	18.00	1.50		0%	64957
264	4.50	6.00	1.50	1.17	78%	64958	Strongly argillized goethite - stained rock
264	24.20	25.70	1.50	1.35	90%	64959	Strongly fractured mod. argillized hematite - stained rock CuOx
264			-			64960	Duplicate sample
264	31.70	33.20	1.50	1.20	80%	64961	Strongly fractured loc. Brecciated argillized andesite
269	4.50	5.80	1.30	0.90	69%	64962	Strongly argillized goethite stained rock CuOx
269	18.95	20.45	1.50	1.40	93%	64963	Strongly argillized hematite stained rock w/ qtz veinlets
269	36.65	38.05	1.40	0.75	54%	64964	Strongly silicified hematite stained rock w/ qtz veinlets
269	43.05	44.55	1.50	1.20	80%	64965	Broken, fine grained silicified rock w/ diss magnetite and chalcocite
269	61.75	63.15	1.40	1.25	89%	64966	Fine grained sil - argillized rock w/ qtz veinlets and CuOx in fractures
269	80.65	82.15	1.50	1.30	87%	64967	Dark gray silicified - chloritized andesite
269	98.30	99.65	1.35	1.20	89%	64968	Strongly fractured dark gray silicified - chloritized andesite
250	5.40	7.00	1.60	1.35	84%	64969	Strongly weathered argillized oxidized and fractured rock
250	15.45	16.95	1.50	1.35	90%	64970	Strongly weathered argillized oxidized and fractured rock
250	28.45	29.95	1.50	1.23	82%	64971	Strongly weathered argillized oxidized and fractured rock
250	38.85	40.35	1.50	1.15	77%	64972	Brecciated klnd rock CuOx, FeOx
217	3.00	4.50	1.50	1.35	90%	64973	Strongly weathered argillized oxidized and fractured rock
217	21.00	22.50	1.50	1.35	90%	64974	Strongly weathered argillized oxidized and fractured rock
						64975	Blank Sample
217	45.00	46.50	1.50	1.45	97%	64976	Strongly weathered argillized oxidized and fractured rock
147	10.50	12.00	1.50	0.90	60%	64977	Strongly weathered argillized oxidized and fractured rock
147	18.65	20.30	1.65	1.00	61%	64978	Strongly weathered argillized oxidized and fractured rock
147	35.15	36.45	1.30	1.00	77%	64979	Rubble, strongly weathered argillized oxidized and fractured rock
						64980	Blank Sample
147	42.45	43.95	1.50	1.00	67%	64981	Strongly weathered argillized oxidized and fractured rock
159	6.50	8.50	2.00	1.50	75%	64982	Saprolite and strongly weathered argillized oxidized and fractured rock
159	11.60	13.10	1.50	1.00	67%	64983	Strongly fractured and argillized rock
159	31.10	32.60	1.50	1.00	67%	64984	Strongly fractured and argillized rock
159	59.60	61.10	1.50	1.00	67%	64985	Slightly silicified rock with disseminated pyrite and CuOx
199	5.00	6.50	1.50	1.10	73%	64986	Silicified rock with disseminated pyrite quartz veining and CuOx
199	10.50	11.50	1.00	0.90	90%	64987	Silicified rock
199	30.30	31.80	1.50	1.15	77%	64988	Strongly brecciated and argillized rock
179	10.50	12.00	1.50	1.40	93%	64989	Strongly fractured and argillized rock with FeOx
179	18.00	19.50	1.50	1.40	93%	64990	Strongly silicified rock with disseminated pyrite
179	39.00	40.50	1.50	1.25	83%	64991	Strongly silicified rock with disseminated pyrite and FeOx
179	58.50	60.00	1.50	1.35	90%	64992	Strongly fractured brecciated rock with diss. Pyrite
179	70.50	72.00	1.50	1.40	93%	64993	Fractured and brecciated rock with diss. Pyrite
Average recovery. All materials					81%
Average recovery. Oxidized material					80%
Average recovery. Fresh rock					87%

10.3	DRILL HOLE SURVEYING

During the 1994-1997 drilling by Adrian, drill holes were reportedly surveyed. Survey readings were normally made at the bottom of vertical holes and seldom deviated by more than 1 degree from vertical. Two to three readings were taken down the length of angled holes.

Drill logs by PML, during the period 2006-2008, show irregular survey readings. Similar to Adrian, vertical holes were commonly measured at or near the bottom of the hole without major deviations, most of them reported with minus 90 degrees; however, the method used is not reported. Most angled holes had

Project 12-208 (NI 43-101)	62	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

two to three readings, commonly near surface and toward the end of the hole. It is observed that readings near surface were made in the order of 20 meters to 40 meters deep, suggesting these were made below the casing.

10.4	CONCLUSIONS

It is the authors’ opinion that drilling procedures and control during the PML 2006-2008 campaigns followed industry standards and are reliable for the purpose of Resource and Reserve estimates.

Project 12-208 (NI 43-101)	63	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

11.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY

11.1	PML SAMPLING PROTOCOL

To verify the reliability of the early drilling campaigns at Molejón, AAT Mining Services prepared two reports, 2006-2007 to review of QA/QC protocols at the Molejón project; to audit laboratory preparation of samples to ensure that drilling, trenching, and surveying activities were conducted to standards suitable for NI 43-101 reporting; to audit and qualify laboratory data; to compare 2007 drilling to prior programs in terms of data integrity and usability; and to qualify data for use in a computer resource model (Gemcom®) and an estimate of resources through September 2007.

AAT prepared a protocol of core handling, logging, sampling, and security for the Molejón Project on April 2006 (Appendix 3.0). These procedures were implemented through the development of exploration at Molejón and subsequent exploration of PML projects including Botija Abajo, Brazo, Faldalito, Cuatro Crestas, Lata, Orca, etc. This protocol is a document that encompasses all core handling, sampling, core recovery, geotechnical readings (RQD), geological logging, QA/QC insertion of blanks, standards, and duplicate samples, and security of samples from the reception of samples at the drill rig to the shipping of samples to the labs.

During the site visit, the authors had the opportunity to revise all the process from drilling being done at the Palmilla property northwest of Molejón and held discussions with several of PML geologists. It was found that the procedures, as established, in the protocol were being followed.

11.2	PML SAMPLE PREPARATION PROCEDURES

During the 2005-2007 campaigns, PML had sample preparation facilities in Petaquilla’s Colina Camp Most Botija Abajo samples were handled and prepared for analysis by their personnel under the guidance and supervision of AAT’s Sean Muller, QP. Similar facilities were later built at Molejón to process the samples from the gold project and satellite areas.

Core samples received from drill sites were conditioned as previously described. After identifying the sample intervals, the core loggers stapled sample tags at the break between samples.Photographs were taken of the undisturbed core. The core box was sent to the rock saw where a technician cut the core samples in half and put a metal tag in the box showing where samples were taken.If the sample was unconsolidated, the core was carefully cut with a knife. Loose rock chips were separated by hand and placed in a numbered sample bag with the split core.

The sampled core was put on metal trays and sent to a drying shed where it remained for at least 24 hours. When needed, the sample trays would be passed for drying for 5 hours to 10 hours at 105°C in the electric oven before passing to the crushing section. Where abundant, clayish material was found, the samples were dried for a period of 36 hours.

The remaining core split was returned to the core shed for photographing and storage. Each core sample was carefully put onto a numbered clear drying tray with the sample tag. After drying, the trays were brought to the crusher where the material was reduced in size to minus ¼ inch.Most of the sample at this point was sized at minus 70 mesh to minus 100 mesh. The crushed sample was sent to a Jones Splitter, where it went through at least four cycles of splitting to reduce sample size to between 200 grams and 300 grams. The sample was then packaged for shipment to the laboratory, with the sample tag enclosed specifying sample number, as well as the analytical procedures.

Project 12-208 (NI 43-101)	64	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

Between crushing of each sample, basalt (<0.05 ppm Gold Sample #65) was crushed and discarded prior to and after cleaning the crusher jaws with pressured air. In this manner, any residual high-grade material from a preceding sample would not affect the subsequent sample.

To enable standards to be selected randomly, a sheet of random numbers was generated for designating the interval for each core hole. To prevent the wrong standard number from being written on the sample tags, the standard number from the original bag was attached to the sample tags in the master sample tag book.

11.3	QUALITY CONTROL (QC), ASSAY PROCEDURES, AND SECURITY

During the 2006-2007 drilling campaigns, sample preparation was conducted by company personnel but under a third-party QA/QC program managed by the QP (AAT, 2007). Based on this, PML established a QA/QC set of protocols (Appendix 3.0 ) and implemented a sampling program at the Colina sample preparation facility to ensure the repeatability and reliability of assay results, generally improving on the previous programs established originally by Teck-Cominco and Adrian at the Petaquilla Copper Project. This program consisted of check samples inserted in the main sample stream, including the use of gold standards. One duplicate sample every 20 samples and 1 standard sample (or blank) every 30 samples were intercalated.

High grade silica blanks and standards were in stock for its insertion in the QAQC, as described in PML´s protocol in Appendix 3.0.

Sample security was a top priority for the core samples, both in the field and at the sample preparation laboratory. When there was no direct supervision by laboratory geologists, the sample preparation lab, drying facility, and storage facility for pulp rejects were locked at all times. Only selected supervisory personnel had keys to the locks.

The chain-of-custody form was later duplicated such that each parcel contained a copy. This ensured that the samples had not been tampered with. No record of the sample intervals followed the sample to the laboratory or the Petaquilla La Pintada office. This procedure combined with the incorporation of blind standards, blanks, and replicates made it virtually impossible for tampering to occur during shipment without being noticed. Later, records management was improved from the shipping standpoint with clearly trackable waybills.

11.4	ALS CHEMEX LABORATORIES ASSAY AND QUALITY ASSURANCE (QA) PROCEDURES

PML used the services of ALS Chemex (ALS) in Vancouver, Canada as the main assaying laboratory. Sample preparation at ALS followed established procedures for sample weighing, bar code recording, and pulverizing. ALS procedure code PUL-31 establishes the preparation of a pulp sample split to 85% <75 μm. Pulps were analyzed for gold using the ALS Chemex Au-GRA22 method, which considers a pulp sample of 50 grams to be fire assayed with a gravimetric finish.

ALS Chemex has developed and implemented at each of its locations a Quality Management System (QMS) designed to ensure the production of consistently reliable data. The system covers all laboratory activities and takes into consideration the requirements of ISO standards (ALS Chemex web page, 2007) as recognized by receipt of the ISO 9001:2000 Quality Management System registration from QMI. The

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ALS Laboratory in Vancouver has also been accredited with conforming to the requirements of Canadian Regulations in this matter.

Routine QC procedures require the analysis of quality control samples (reference materials, duplicates, and blanks) with all sample batches. As part of the assessment of every data set, results from the control samples were evaluated to ensure they met set standards determined by the precision and accuracy requirements of the method. In the event that any reference material or duplicate result fell outside the established control limits, an Error Report was automatically generated. This ensured that the person evaluating the sample set for data release was made aware that a problem might exist with the data set and serve as the trigger for the initiation of an investigation. All data generated from QC samples were automatically captured and retained in a separate database used for Quality Assessment. Control charts for in-house reference materials from frequently used analytical methods were regularly generated and evaluated by senior technical staff at Quality Assurance meetings to ensure internal specifications for precision and accuracy were being met.

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12.0 DATA VERIFICATION

12.1	AAT MINING SERVICES QA/QC (2006-2007)

To verify the data of the early drilling campaigns at Molejón, PML hired AAT Mining Services to ensure that PML drilling, trenching, and survey activities were conducted to standards suitable for NI 43-101 reporting.

12.2	QA/QC PROCESS

The QA/QC process was established by PML at Molejón with the objective of providing credibility to the database and as a means of quantifying the precision and accuracy of the data in order to avoid the possible insertion of data errors that might affect the Resource and Reserve Estimates. The same process was followed in the exploration of the Botija Abajo and Botija Abajo projects.

Sample control was accomplished with the insertion of Standards with known gold contents, blank samples, and duplicate samples within the flow of samples sent to the lab (Figure 12.1). The protocol designed by AAT was carried out at Molejón. Table 12.1 shows a summary of the type of control samples, code name, gold content, and frequency of insertion.

Figure 12.1.	Digital flow diagram of the QA/QC process at Molejón and followed at Botija Abajo

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TABLE 12.1
STANDARD SAMPLES USED AT MOLEJÓN
Standard	Code/Type	Gold (g/t)	Insertion Frequency
Blank Standard	(pure silica sand)		3 per 125 samples
Standard	Oreas 53P	0.380	1 per 125 samples
Standard	Oreas 50P	0.727	1 per 125 samples
Standard	Oreas 60P	2.60	1 per 125 samples
Standard	Oreas 61Pa	4.46	1 per 125 samples
Standard	Oreas 61Pb	4.75	1 per 125 samples
Standard	Oreas 7Pb	2.77	1 per 125 samples
Standard	Oreas 62Pa	9.64	1 per 125 samples
Duplicate	Split of Coarse Reject		2 per 125 samples
Duplicate	Split From the Pulp		2 per 125 samples
Second Half of the Drill Core Samples			2 per 125 samples
% of the Sample Reject Splits Should Be Sent to a Secondary Lab

  Blanks. A sample blank used to check the laboratory was composed of silica sand available locally from a supplier in 22.6 kg sacks. This sand historically produced analytical results below detection limits (in this case <0.050 ppm Au). Frequency for blanks to be added to the sample stream was randomly 3 in 125 samples or approximately 1 in 42. The actual interval for each blank came from a random number table. In nearly all instances, an elevated blank value occurred between high-grade samples submitted to the laboratory. While the values were not significant or elevated, it did indicate some instrument cross-contamination between samples that was not obvious from the laboratory’s QC sheets. When this occurred, the lab was alerted and QC procedures were improved.

  Standards. Nine standards were purchased from Analytical Solutions laboratories of Toronto. The standards were independently packaged for usage in the random sample interval given to the laboratory. These standards, with the respective matrices and confidence levels, are shown in Table 12.1.

When outliers occurred, pulp rejects stored in the core shed were generally resubmitted with additional standards and blanks to test the reliability of the sample batch.

  Replicate Sampling. In addition to the utilization of standards and blanks, replicates were analyzed to check preparation laboratory accuracy. Replicates were sent to another laboratory to determine laboratory variance. Replicate or duplicate sampling was done twice per 125 samples or on a random interval of 1 in about 62 samples. Replicates were taken from the bulk sample rejects since there were no pulp rejects at the preparation laboratory. The usage of duplicates from the core was restricted to the one hole MO-06- 01 that essentially was re-drilled. No duplicate or replicate sampling of the core split was done when drilled to afford that opportunity by a third-party at a later date if a due diligence is required. The reference split of the core in the box is viewed as an important part of the record for re-logging, if required. The procedure for replicate reject sampling involved a complete re-splitting of the sample versus a companion split of the last sample. In this manner, the true heterogeneity of the sample can be ascertained for the

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preparation laboratory. Such samples can easily be procured at a later date due to the comprehensive and secure storage of ground reject samples.

The main conclusions derived by AAT were:

  “2007 drill core samples were analyzed to Industry Standards with minimal variance of protocols or analytical results.

  Where variance in 2007 data was obvious results were investigated and resolved in all instances. These were usually due to transcription errors.

  The 1990s program has received adequate twining by holes drilled in 2006 to render the data useful for resource calculation purposes when the holes are proximal to 2006 holes (AAT, 2007).”

12.3	AUTHORS VERIFICATION OF PML DATA

The authors made a review of available information derived from previous exploration work, with emphasis on the 2006-2007 PML drilling campaigns. PML information, reviewed by the authors, included geological and sampling reports, drill logs as well as assay results. Verification consisted of limited field checking of geological information and drill hole locations (PML QA/QC procedures and chain of command; a review and discussion of field procedures, including core sample collection, transportation, handling and core logging; and a review of sampling procedures and storage. A thorough review of data handling, data transfer, and input into the database processes was also made.

12.4	VERIFICATION OF PML DATA HANDLING

Current PML drilling programs follow the same procedures as used during the 2006-2007 drilling Molejón-Botija Abajo campaign and were revised by the authors and described as follows.

After the sample preparation process, observed by the author at Colina and Molejón, core samples were controlled through sample books with four tags: (1) geologist control, (2) sample bag, (3) coarse material duplicate, and (4) core box location. Sample numbers were then registered in a format with a record of the area, drill hole (DH) number, and interval. A list of samples was generated, copies of which were included in the large, double sealed plastic bags that were sent to the PML’s Santana storage facilities where the list of bags received was verified and put in 25 kg cardboard boxes for shipment to Panamá City and couriered to ALS Chemex in Vancouver.

A report was produced in Santana when damaged sample bags were found. Sample list records were captured in Santana into the database and sent back electronically to the camp for review by the Chief Geologist. Sample submittal forms were sent to the lab and a verification of sample arrival was made at the Santana offices. At all times samples were kept under security at the sample preparation facilities, sample reception warehouse in Santana, company transportation units and air courier facilities in Panamá City. The author believes that under the chain of command established by the current protocol in use, all handling, preparation, storage, and transfer to the labs was properly done and conforms to current Industry Standards.

Geotechnical information was gathered from core boxes by trained geotechnicians registering depth and interval of run, recovery in meters and percent, core loss/gain, RQD (as a percentage of the sum of fragments larger than 10 cm, generally in a 1.5 meter run), core orientation and angle.

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Logging techniques by PML were standard and generally follow those used by previous companies. Log records include drill hole location, bearing, and inclination information as well as pertinent drilling operation data. Headings of log formats include: From (meter) – To (meter) – Rock Type – Color – Description – Phenocrystals – Alteration – Alternate Assemblage – Oxide (minimum) – Sulfide (minimum) – Veining – Structure. Digital geologic logs and a summary drill log were also produced for input into the database.

Drill hole information gathering activities were controlled with the help of a wall board format where drill hole number, basic statistics, recoveries, S.G. measurements, photographs, digital transfers, revisions, general observations and geologist responsible for the hole were recorded.

The information was keyed into the Gemcom® Mining Software System by the Systems Department in the Santana offices and cross sections were produced for geological interpretation by PML staff.

The authors reviewed PML logging and sampling procedures for the 2006-2007 drilling campaign, data collection, and data transfer as well as the controls and formats used in the chain of command all through the process and found that these are adequate and reliable as a basis for further mineral resource estimate.

12.5	CHECK SAMPLING

During the core sampling verification by the authors, it was found that the core of the Adrian 1994 campaigns was lost during the period that the project was idle, swallowed by jungle. As previously noted, most of the 2006-2008 drilling campaigns by PML were done from then PML’s Petaquilla facilities based at the Botija and Petaquilla camps and the core boxes remained in the local shacks, unavailable now for review or re-sampling. Only partial core boxes of 21 holes was available to the authors. Considering the distribution of mineralization and available drill holes for verification and re-sampling, check samples of core were taken as well as pulp samples from core intersections of some holes not available but that pulps could be retrieved from ALS Chemex storage.

Overall, 45 samples were re-analyzed at ALS Chemex labs with the same assay methodology followed previously. Gold was fire assayed in 50 gram pulps with gravimetric finish. Gold, copper, and other 33 elements were digested in Aqua Regia and analyzed with ICP (Induced Coupled Plasma). In the case of ore grade, copper, the sample was digested in Aqua Regia and analyzed with ICP/AAS. Sample preparation, ALS Codes, and analytical procedures are found in the Assay Certificates in Appendix 2.0.

12.5.1	Drill Hole Core Sampling Verification

Thirty-four samples between 0.0 meters and 100.0 meters deep, were selected from 8 holes as evenly distributed and representative of the deposit, as possible with available core (Table 12.2 and Table 12.3). Sixty-two percent of the samples were taken from the oxidized and transition zone of the deposit, rich in iron oxides, argillic alteration and local copper oxides as malachite and copper sulfides as chalcocite. The remaining 38% of the samples represented the mostly silicified-chloritized granodiorite intrusive and andesitic tuffs, with local quartz veining and disseminated sulfides, mostly pyrite and local chalcopyrite.

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TABLE 12.2
BEHRE DOLBEAR CORE CHECK SAMPLE LOCATION

BOTIJA ABAJO PROJECT
BDCI CORE CHECK SAMPLING
Drill Hole	BDCI SAMPLE	PML SAMPLE	From (m)	To (m)	Intersection (m)	REMARKS
264	64958	13537	4.50	6.00	1.50	Strongly argillized goethite - stained rock
264	64959	13552	24.20	25.70	1.50	Strongly fractured mod. argillized hematite - stained rock CuOx
264	64960	13552	24.20	25.70	1.50	Duplicate sample
264	64961	13557	31.70	33.20	1.50	Strongly fractured loc. Brecciated argillized andesite
269	64962	13705	4.50	5.80	1.30	Strongly argillized goethite stained rock CuOx
269	64963	13719	18.95	20.45	1.50	Strongly argillized hematite stained rock w/ qtz veinlets
269	64964	13732	36.65	38.05	1.40	Strongly silicified hematite stained rock w/ qtz veinlets
269	64965	13737	43.05	44.55	1.50	Broken , fine grained silicified rock w/ diss magnetite and chalcocite
269	64966	13750	61.75	63.15	1.40	Fine grained sil - argillized rock w/ qtz veinlets and CuOx in fractures
269	64967	13666	80.65	82.15	1.50	Dark gray silicified - chloritized andesite
269	64968	13621	98.30	99.65	1.35	Strongly fractured dark gray silicified - chloritized andesite
250	64969	13393	5.40	7.00	1.60	Strongly weathered argillized oxidized and fractured rock
250	64970	13401	15.45	16.95	1.50	Strongly weathered argillized oxidized and fractured rock
250	64971	13412	28.45	29.95	1.50	Strongly weathered argillized oxidized and fractured rock
250	64972	13419	38.85	40.35	1.50	Brecciated klnd rock CuOx, FeOx
217	64973	7967	3.00	4.50	1.50	Strongly weathered argillized oxidized and fractured rock
217	64974	7979	21.00	22.50	1.50	Strongly weathered argillized oxidized and fractured rock
	64975					Blank Sample
217	64976	7996	45.00	46.50	1.50	Strongly weathered argillized oxidized and fractured rock
147	64977	7172	10.50	12.00	1.50	Strongly weathered argillized oxidized and fractured rock
147	64978	7179	18.65	20.30	1.65	Strongly weathered argillized oxidized and fractured andesitic tuff
147	64979	7190	35.15	36.45	1.30	Rubble, strongly weathered argillized oxidized and fractured rock
	64980					Blank Sample
147	64981	7196	42.45	43.95	1.50	Strongly weathered argillized oxidized and fractured rock
159	64982	7402	6.50	8.50	2.00	Saprolite and strongly weathered argillized oxidized and fractured rock
159	64983	7407	11.60	13.10	1.50	Fine grained geranodiorite argillized rock
159	64984	7421	31.10	32.60	1.50	Strongly fractured and brecciated argillized rock
159	64985	7443	59.60	61.10	1.50	Slightly silicified granodiorite with disseminated pyrite and CuOx
199	64986	7841	5.00	6.50	1.50	Silicified rock with disseminated pyrite quartz veining and CuOx
199	64987	7847	10.50	11.50	1.00	Fine grained - equigranular silicified rock
199	64988	7865	30.30	31.80	1.50	Strongly brecciated and argillized andesite (?)
179	64989	7633	10.50	12.00	1.50	Strongly fractured and argillized rock with FeOx
179	64990	7638	18.00	19.50	1.50	Strongly silicified rock with disseminated pyrite
179	64991	7652	39.00	40.50	1.50	Strongly silicified andesite with disseminated pyrite and FeOx
179	64992	7666	58.50	60.00	1.50	Strongly fractured brecciated rock with diss. Pyrite
179	64993	7674	70.50	72.00	1.50	Fractured and brecciated rock with diss. Pyrite

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TABLE 12.3
CORE SAMPLE VERIFICATION - BEHRE DOLBEAR PML ASSAY COMPARISON

PETAQUILLA MINERALS LTD. BOTIJA ABAJO PROJECT BEHRE DOLBEAR SAMPLE VERIFICATION
BDCI CHECK SAMPLES				PML Assay
ALS Method	Au-GRA22	ME ICP-41	ME ICP-41	ALS Method	Au-AA23	ICP-61	ICP-61
SAMPLE	Au	Ag	Cu	SAMPLE	Au	Ag	Cu
NUMBER	g/t		(% )	NUMBER	g/t		(% )
64958	0.16	0.3	0.00	13537	0.20	0.20	0.00
64959	0.19	4.6	0.71	13552	0.05	4.70	0.63
64960	0.24	5	0.76	13552	0.05	4.70	0.63
64961	0.39	1.5	0.58	13557	0.34	1.10	0.48
64962	0.26	0.5	0.05	13705	0.11	0.90	0.29
64963	2.27	0.5	0.03	13719	2.17	0.90	0.03
64964	1.9	25.9	0.06	13732	1.77	31.30	0.06
64965	1.75	4.8	2.24	13737	1.59	4.60	2.29
64966	1.4	4.3	1.30	13750	1.64	4.10	1.00
64967	1.59	4.4	0.76	13666	1.22	3.70	0.74
64968	0.19	1.1	0.19	13621	0.10	0.80	0.18
64969	0.08	0.2	0.02	13393	0.04	0.20	0.01
64970	1.02	1	0.01	13401	1.15	0.80	0.01
64971	0.41	1.2	0.01	13412	0.52	1.00	0.01
64972	0.08	1.1	0.69	13419	0.05	1.20	0.63
64973	0.77	0.4	0.01	7967	0.54	0.40	0.01
64974	0.27	0.3	0.02	7979	0.25	0.20	0.02
64975	0.05	0.2	0.00	64975	-	-	-
64976	0.06	8.3	0.43	7996	0.10	6.10	0.49
64977	0.27	0.3	0.01	7172	0.64	0.20	0.02
64978	0.06	0.2	0.03	7179	0.05	0.20	0.04
64979	0.35	1.4	0.82	7190	0.33	1.20	0.76
64980	0.4	1.4	0.86	64980	-	-	-
64981	1.49	2.6	2.01	7196	1.40	2.80	2.33
64982	0.44	1.6	0.97	7402	0.38	1.40	0.96
64983	1.52	5.8	3.92	7407	1.39	6.20	3.69
64984	0.13	1.4	0.23	7421	0.12	1.20	0.20
64985	0.51	5.8	1.50	7443	0.26	4.30	1.06
64986	1.67	3.2	0.46	7841	1.19	2.30	0.31
64987	0.14	0.9	0.16	7847	0.05	1.40	0.17
64988	0.1	1.6	0.10	7865	0.12	1.60	0.10
64989	0.06	9.5	0.09	7633	0.08	9.30	0.08
64990	0.06	3.4	0.16	7638	0.06	3.30	0.15
64991	0.05	1.6	0.19	7652	0.05	1.80	0.19
64992	0.12	1.4	0.04	7666	0.08	1.30	0.05
64993	0.27	13	0.11	7674	0.40	14.00	0.13
Note:	Below Detection Level

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The correlation graphs of Figure 12.2 and Table 12.4 show a very good correlation between PML Chemex core samples taken by the authors and assayed at ALS Chemex Laboratories.

Figure 12.2.	Drill core check assay correlations: Au, Ag, Cu

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TABLE 12.4
BEHRE DOLBEAR-PML DRILL CORE SAMPLING CORRELATION

Behre Dolbear Check Sampling
Correlation Coefficient "r"

		Au	Ag	Cu
PML	Au	0.968
	Ag		0.973
	Cu			0.947

12.2.1	Verification of Pulps in ALS Chemex Labs

Eleven pulps were retrieved from ALS Chemex Labs in Vancouver corresponding to intersections of core that was not available for study.

Pulps from drill holes sampled were evenly distributed in MLN pulp, all the mineralized Botija Abajo zone with a general spacing in the order of 100 meters.

Check assay produced similar results for both sets of samples. The graphs of Figure 12.3 and Table 12.5 and Table 12.6 show a very good correlation of core samples taken by the authors compared to PML results.

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TABLE 12.5
PULP SAMPLING VERIFICATION

PETAQUILLAMINERALS LTD. BOTIJA ABAJO PROJECT CORE PULP SAMPLE VERIFICATION
	Authors	PML	From	To	Width	Authors			PML
Drill Hole	Sample Number	Sample Number	(m)			Au(g/t)	Ag (g/t)	Cu (%)	Au(g/t)	Ag (g/t)	Cu (%)
BADH-389	D016449	D016449	60	61.5	1.50	-	-	0.02	0.14	-	0.02
BADH-357	D009228	D009228	21	22.5	1.50	-	0.20	0.08	-	0.20	0.08
BADH-304	D002488	D002488	24.88	26	1.12	0.39	1.20	0.84	0.40	1.50	0.84
BADH-320	D003485	D003485	12	13.5	1.50	0.44	0.30	0.03	0.44	0.30	0.03
BADH-301	D002445	D002445	46.75	48.02	1.27	0.22	1.10	0.34	0.16	1.10	0.33
BADH-291	D001592	D001592	56.23	57.73	1.50	0.18	4.70	0.44	0.12	4.10	0.44
BADH-326	D003665	D003665	21	22.5	1.50	0.17	0.40	0.10	0.10	0.60	0.10
BADH-371	D015664	D015664	28.5	30	1.50	0.06	0.20	0.05	-	0.30	0.05
BADH-331	D004963	D004963	42.75	43.55	0.80	1.30	8.50	1.80	1.47	9.20	1.91
BADH-339	D006874	D006874	0	1.5	1.50	0.50	0.90	0.07	0.53	0.90	0.07
BADH-295	D001933	D001933	1.5	3	1.50	0.10	-	0.05	0.28	-	0.05
Note:	Less than detection limit
Au	<0.05
Ag	<0.2

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Figure 12.3.	Behre Dolbear-PML pulp check assay correlations: Au, Ag, Cu

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TABLE 12.6
BEHRE DOLBEAR-MLN LABORATORY PULP ASSAY CORRELATION

Behre Dolbear Check Sampling.
Correlation Coefficient "r"
		Behre Dolbear
		Au	Ag
PML	Au	0.968
	Ag		0.997
	Cu			0.982

12.6	ASSAY VERIFICATION CONCLUSIONS

Several observations can be made from this check sampling

1)	Check sampling of MLN core pulps against ALS labs is particularly good in all elements, in the order of 0.99.

2)	Verification of pulps of drill holes not available for re-sampling, recovered from ALS laboratories resulted in very good “r” correlation values between 0.947 and 0.973.

The main conclusions of the 2007 reports indicate that, “2007 drill core samples were analyzed to Industry Standards with minimal variance to the sampling protocols established or analytical results (Appendix 3.0). The 1990s program has received adequate twining by holes drilled in 2006 to render the data useful for resource calculation purposes when the holes are proximal to 2006 holes (AAT, 2007).”

Sample verification by the authors of drill holes evenly distributed in the deposit supports AAT results and it is concluded that results reported and included in the database are acceptable and considered reliable for mineral resource estimates.

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13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	INTRODUCTION

The reported metallurgical data in this report are from a test program conducted at Phillips Enterprises,

LLC (Phillips) in Golden, Colorado and summarized in a report titled “Flotation and Cyanidation Tests on Botija Abajo Ore,” issued on May 25, 2012.

Some earlier metallurgical testing was conducted on this project in a laboratory test program that was conducted by SGS-Lakefield Research Limited at their laboratory facility in Lakefield, Ontario, Canada that issued a report titled “Summary Report on Metallurgical Characterization Studies” dated November 30, 2007 (The 2007 Report). That test program was primarily focused on the copper mineralization but did undertake some investigation of potential processing options for the copper and gold in the weathered zones.

The authors have been engaged by PML to provide independent metallurgical advice and to supervise the test work conducted at Phillips Enterprises, LLC.

Core material was selected by Behre Dolbear to reflect the grade of gold and copper in the oxide and transition zones that were representative of the materials to be processed by Petaquilla at their processing facilities in Panama. Table 13.1 is the core material selected for this testing. The composite produced from this core by weighted average was projected to have a head grade of 0.50 grams of gold per tonne and 0.83% copper. The analyzed head for the composite produced by Phillips was 0.5 grams of gold per tonne and 0.788% copper.

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TABLE 13.1
BOTIJA ABAJO PROJECT - DRILL HOLE SAMPLES FOR COMPOSITE
METALLURGICAL TESTING
(BEHRE DOLBEAR, APRIL 20, 2012)

DRILL HOLE	SECTION	ORIG. SAMPLE NUMBER	FROM	TO	INTERVAL (mts)	Au (gr/ton)	Cu (%)	MET. RE- SAMPLING	SAMPLE WEIGHT (Kg)	ROCK TYPE	ORE TYPE
BA-06-143	025E	7086	61.05	62.55	1.5	0.14	0.35	65951	1.9	BGD1	FRESH
		7076	47.55	49.05	1.5	0.14	0.37	65966	2.54	BGD1	FRESH
BA-06-146	000	7131	39.95	41.45	1.5	1.44	1.08	65952	2.33	FQHP	FRESH
		7145	58.85	60.35	1.5	0.41	0.47	65967	2.65	BGD3	FRESH
BA-06-147	000	7197	43.95	45.45	1.5	1.49	2.07	65953	1.2	BGD1	FRESH
		7206	54.9	56.4	1.5	0.70	0.37	65968	1.16	BGD3	FRESH
BA-06-150		7259	62.1	63.6	1.5	0.32	0.40	65969	3.34	FQHP	FRESH
BA-06-159	025E	7408	13.1	14.6	1.5	1.38	3.21	65954	1.65	BGD3	FRESH
		7414	22.1	23.6	1.5	0.10	0.31	65970	1.55	FQHP	FRESH
BA-06-169	050E	7525	15.75	17.25	1.5	1.96	4.10	65955	1.63	BGD1	FRESH
		7535	28.05	29.55	1.5	0.25	1.11	65971	2.62	BGD1	FRESH
BA-06-174	050E	7615	62.75	64.25	1.5	0.13	0.61	65956	2.36	BGD1	FRESH
		7621	69.15	70.65	1.5	0.12	0.50	65972	2.22	BGD1	FRESH
BA-06-179	075E	7635	13.5	15	1.5	0.10	0.33	65957	1.65	BGD1	TRANSITION
		7657	46.5	48	1.5	0.10	0.46	65973	2.42	BGD3	FRESH
BA-06-193	000	7783	30.3	31.8	1.5	0.75	1.42	65958	1.41	BGD1	FRESH
		7792	42.3	43.8	1.5	0.44	0.23	65974	1.67	BGD3	FRESH
BA-06-199	025E	7843	7.05	8.55	1.5	0.27	0.34	65959	1.48	BGD1	TRANSITION
		7869	36.3	37.8	1.5	0.21	0.33	65975	2	BGD1	FRESH
BA-06-211	000	7935	30.9	32.4	1.5	0.80	1.42	65960	1.39	BGD1	FRESH
		7930	23.4	24.9	1.5	0.23	0.48	65976	1.1	BGD1	TRANSITION
BA-06-217	025W	7994	42	43.5	1.5	0.19	0.20	65961	2.8	BGD1	FRESH
		13210	62.1	64.6	2.5	0.44	0.89	65977	2.87	BGD3	FRESH
BA-07-248	025W	13302	41.45	42.35	0.9	0.14	0.64	65962	1.86	BGD1	TRANSITION
		13244	31.9	33.4	1.5	0.10	0.70	65978	1.61	ANHF	OX/TRANS?
BA-07-250	050W	13450	84.4	85.9	1.5	0.21	0.35	65979	1.46	BGD3	FRESH
BA-07-260	050W	13492	47	48.5	1.5	0.35	0.44	65963	2.9	BGD1	FRESH
BA-07-264	125W	13546	15.2	16.7	1.5	0.14	0.38	65964	2.12	BGD3	FRESH
		13555	28.7	30.2	1.5	0.13	0.20	65980	1.47	BGD1	FRESH
BA-07-269	125W	13740	47.45	49.35	1.9	1.89	2.60	65965	2.62	BGD1	FRESH
		13654	67.35	68.6	1.25	1.13	0.67	65981	1.98	BGD1	FRESH
						Au (gr/ton)	Cu (%)	MET. RE- SAMPLING	SAMPLE WEIGHT (Kg)
WEIGHTED AV. BY CORE LENGTH						0.53	0.89		61.96
WEIGHTED AV. BY SAMPLE WEIGHT						0.50	0.83

13.1.1	Metallurgical Testing Discussion and Results

The requested scope of work for Phillips included:

1)	Bulk sulfide flotation of the ore to recover the maximum metal values
2)	Cyanidation of flotation tailings from bulk sulfide flotation
3)	Selective flotation of copper minerals from non-copper minerals with cyanidation of non- copper tailings
4)	Ball mill grindability test
5)	Reporting

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September 2012

As the test work proceeded, selective flotation and the subsequent tailing cyanidation test (Item 3 above) were deleted from the program as the gold and copper were floating together in this low copper grade material.

A sample of the flotation concentrate was submitted to DCM Science Laboratory, Inc. in Wheat Ridge, Colorado to identify the bulk mineralogy of the concentrate produced. The sample showed good liberation and had little residual gangue material present. A small population of the pyrite had some attachment to chalcopyrite. A trace of the chalcopyrite had small attachments of covelite and chalcocite.

The sphalerite present commonly carries exsolution bodies of chalcopyrite and rare attachments of chalcopyrite and covelite. The silicate gangue is liberated from the sulfides and is mainly quartz and sericite. Pyrite was the highest present sulfide followed by Chalcopyrite, then Covelite and Chalcocite, and lesser amounts of Bornite.

Phillips conducted two series of tests to examine gold/silver/copper recovery vs. grind size. In this early phase, the pH of the ground ore slurry was found to be unusually acidic, approximately 4.4 to 4.6. The amount of lime required for neutralization of this acid material is relatively high.

Flotation test were conducted with lime added at either of two points:

  Flotation conditioner

  Grinding Mill

The flotation results of tests where the lime neutralization occurred within the mill showed a substantial improvement over similar tests where the conditioner slurry was neutralized after grinding. Figure 13.1 displays the metals recoveries as a function of grind size for the two lime addition options. In order to bring the slurry pH to 7.7, hydrated lime was added at approximately 2.2 kg/t or 0.2%. At this addition, it is probable that sufficient calcium sulfate (gypsum) may have formed to partially coat sulfide particles. Under these circumstances, flotation of sulfides could be partially inhibited.

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September 2012

Figure 13.1.	Metal recoveries versus P80 (µ m)

If gypsum formed while the ore was grinding, mineral surfaces would have remained clean by the action of the grinding/attrition typical in conventional milling scenarios.

Gold recovery appeared to plateau at approximately 80% at grinds of P80 of 106µ to 75µ using potassium amyl xanthate (PAX) as the sole collector.

Other collectors were examined for both acidic and neutral flotation. The collector Aerofloat 3477 was tested in combination with PAX to determine if metal recovery, particularly copper, could be improved over PAX alone. No improvement was evident.

Aero 404 is recommended where oxidized or tarnished sulfide surfaces may be present. A single test of 404 in combination with PAX did not prove to be beneficial.

In summary, the recovery of gold by flotation appears to plateau at 80% with grinds as fine as 75µ (200 mesh). Copper recovery was in the mid-70s. Silver recovery stayed in the range of 55% to 60% for the best tests.

The consumption of hydrated lime was approximately 2.3 kg/t of ore.

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September 2012

Cyanidation tests were conducted on two flotation tailing samples: tailings from flotation tests #4 and #5. Both tests were conducted for 72 hours as agitated slurry with constant aeration. The concentration of sodium cyanide was maintained at 2 grams/liter.

Cyanidation of the tails from Float Test 4 showed a very fast gold extraction but only achieved a 67% extraction under the conditions of the test. No regrinding was performed. Cyanidation of the tails from Float Test 5 (an acidic flotation test) showed higher extraction of gold; however, the tailing grade of this test was higher as the flotation concentrate had less gold recovery. As the cyanide consumption of the tailings leach is high at 4.37 kg/t, because of the cyanide soluble copper, it is deemed to be economically better to float more of the gold into the flotation concentrate rather than attempt to leach the flotation tailing by cyanide.

A cyanide leach of Float Test 4 tailing consumed 1.31 grams of NaCN during leaching of 300 grams of tailing. This is a consumption of 4.37 kg/t. The calculated content of the tailings was 24 g/t Au, 0.80 g/t Ag, and 0.22% copper. The cumulative extraction from the leach in 48 hours was 66.7% of the gold, 50.4% of the silver, and 63.5% of the copper. The amount of metal leached was 0.16 g/t of gold and 1,400 g/t of copper. This is a ratio of 8,750 times more copper than than. This material cannot be treated in the existing Molejón plant or in a CIL circuit as the carbon will be rapidly loaded with copper requiring extraordinary carbon movements to strip the metal in a typical ADR circuit. Other processing options such as a cyanide leach with a Merrill-Crowe precipitation circuit with a sulfuric acid leach of the precipitate to remove the copper prior to smelting may be economically viable but have not been tested or priced.

Additional metallurgical testing at Phillips was not carried out, so cleaner flotation testing was not conducted nor was any gravity testing. However, data from the Lakefield testing suggests that cleaner flotation on lower grade copper composites, improved copper and gold grade but substantially reduced the overall recovery. Gravity testing with a Knelson concentrator by Lakefield resulted in a concentrate with a gold grade lower than the rougher flotation concentrate produced by Phillips (5.9 g/Mt gold) from generally higher grade composites.

A single Bond ball mill grindability test was conducted on the ore composite with 100 mesh (150µ) closing screens. The work index at 100 mesh is 10.1 kW-hr/st (11.14 kW-hr/mt). This compares to Bond ball mill indexes established by Lakefield for a finer grind as follows: for a product size of 80% passing 74µ (200 mesh), a Bond work index of 11.6-17.5 kWh/mt on various composites. The Phillips work indicates that such a fine grind is not necessary for the rougher flotation so the lower end of the Lakefield indexes compares to that found by Phillips.

13.1.2	Mineral Processing

As a result of the Phillips metallurgical study, the most favorable conditions for the extraction of mineral with grades representative of Botija Abajo were established.

The stages of the metallurgical process are as follows:

a)	Crushing: A primary jaw crusher, a secondary 5½ inch cone crushing circuit, and two tertiary 5½ inch cone crushers, and a stage of clay washing with a rotary scrubber.
b)	Grinding: A ball mill of 11 feet × 15 feet, which operate in a closed circuit with cyclone batteries which feed a grinding thickener with a product of 104µ at an hourly rate of 63 Mtph.

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September 2012

c)

Flotation Circuit: The flotation circuit will float gold and copper , depressing gangue and minor sulfides with a rougher circuit of 5 to 6 stages with retention times of 20 to 25 minutes and a pH of 7.7. Hydrated lime is used for pH control and is added in the grinding circuit. PAX is used as the primary collector and MIBC (methyl isobutyl carbinol) as frother.

The gold/copper flotation concentrate is sent to a concentrate thickener to increase the pulp density of the concentrate. The thickener underflow goes to a concentrate filter to produce a filter cake. The filter cake is sent to concentrate storage for intermittent shipping to a copper smelter. The solution overflow from the concentrate thickener and concentrate filter press is returned to a process water storage tank to be reused in the mill and flotation circuit.

The rougher flotation tailings are sent to a tailings thickener to increase the pulp density prior to pumping to the tailings storage facility.

d)

Flotation Tailings Thickener: A thickener for separating the flotation tailings from process water prior to pumping to tailings in order to more rapidly return process water to the grinding and flotation circuit. The thickener overflow goes to the process water tank.

e)	Concentrate Storage Faciltiy: To store copper/gold concentrates from the flotation circuit.

f)

A Carbon ADR Facility: A separate facility is required to adsorb cyanide extracted gold from the Botija Abajo low grade heap leach, desorb the gold with a cyanide strip, and return the cyanide solution to the heap leach. This facility operates independently from the sulfide copper/gold flotation plant and is not part of that circuit. Cyanidation of the flotation tailings produces large volumes of cyanide soluble copper and is not suitable for a carbon adsorption circuit.

Drilling of condemnation holes was conducted for the characterization of sites for the location of the gold processing plant and tailings and to locate deposits of sterile materials. Geotechnical drilling was conducted for the analysis of soils for the calculation of foundation requirements for the construction of the plant. Likewise, specific characterization of selected areas was conducted for water storage, fuel storage, sterile materials deposits, and the tailings dam.

13.2	METALLURGICAL TEST WORK

The metallurgical test program included:

1)	Bulk sulfide flotation of the ore to recover the maximum metal values
2)	Cyanidation of flotation tailings from bulk sulfide flotation
3)	A Ball mill grindability test
4)	Mineralogical examination of a copper/gold flotation concentrate
5)	Reporting

The flotation test criteria examined by Phillips included 10 flotation tests on a representative grade composite made from the drill core samples and intervals listed in Table 13.1.

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September 2012

13.2.1	Sample Preparation

The sample was delivered to Phillips Enterprises on April 24 under chain-of-custody from Behre Dolbear’s representative that selected the core intervals to produce a representative composite.

The core interval samples were crushed to <6 mesh and blended for laboratory testing. A head sample was riffle split out for a head analysis. The balance of the sample was split into test aliquots for flotation testing.

13.2.1.1	Total Copper and Total Gold Analysis

All the samples received were assayed for total copper, gold, and silver content.

13.2.2	Comments on Results

As can be observed from Figure 13.1 above, the recovery for both gold and copper was achieved with a grind near 100µ when the lime is added to the ball mill to mitigate the presence of gypsum coatings to the sulfides. The grinding action of the ball mill cleans the surface of the sulfide grains as the gypsum forms from the presence of sulfates present from the presence of oxidized sulfide minerals. Silver recovery is somewhat lower at this grind; however the recovery of silver is generally better with lime added to the ball mill rather than the conditioning tanks prior to flotation.

A flotation time in the laboratory of 9 minutes was used in Float Test 4 shown above. A factor of 2.5 was used to give a plant flotation time of 22 to 25 minutes.

The flotation scheme chosen gave high gold and copper recoveries with a simple rougher flotation concentrate without the need or cost of a regrind circuit. The use of a cleaner flotation step in the earlier Lakewood Research testing resulted in a somewhat higher grade but a considerable loss of recovery to the 50% area. Similar flotation results were achieved by the Phillips testing to corresponding low copper grades composites tested by Lakefield Research.

13.3	CONCLUSION AND SUMMARY

The test work showed that the recovery to the concentrates will be 80.1% copper and 74.1% copper. The grade of gold in the concentrates is expected to approximate 6 g/t.

To err on the conservative side, the recoveries used for determining the ore reserves and the cash flows were set at:

•	Gold	75%
•	Copper	72%

13.4	CAPITAL COST ESTIMATE

The capital cost of the above described Botija Abajo plant with the major equipment cost estimated is contained in Table 13.2. The cost estimate includes the cost of the crushing and grinding equipment required to achieve a 1,500 tpd throughput. The cost of the rougher flotation circuit with flotation concentrate thickening and filtering is included along with the cost of the flotation tailing thickener

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circuit. The cost of the tailings storage facility is not included in the capex as the cost has been included in the overall mine opex as an operating expense per tonne.

TABLE 13.2 BOTIJA ABAJO CAPEX
Capital Cost Item	Cost Estimated (US$ ×000)
	Period (Year)
	1	2	3	4	5	6	7	8
Plant Equipment	15,615
Grinding Plant	5,000
Flotation Circuit	4,200			8,000
CIP &ADR Circuits	3,000
Tailing Thickener Circuit	680
Misc. Auxiliary Circuits	2,735

Auxiliary Equipment	230
Tailings Storage (included in Opex/tonne)
Power Station	2,015
Concentrate Building	250
Metallurgical Lab	100
Water Supply	250
Spare Parts and First Fill	330
Detail Design	200

Subtotal Capital Cost	18,990			8,000

Contingency (30%)	5,697			2,400

Total Capital Cost	24,687			10,400

LOM Capital Cost – US$35,087

Auxiliary equipment such as the air compressors required for the flotation circuit have been included. The cost of the concentrate storage building is included as is the metallurgical laboratory for testing flotation and preparing samples for assay. The first fill of reagents has been included as a capital expense and the cost of the detailed design of the plant.

A contingency of 30% has been included consistent with the level of accuracy of the prefeasibility level of the study and that the major elements have been estimated or factored from other facilities.

13.5	OPERATING COST ESTIMATE

The operating cost for processing Botija Abajo ore at the Molejón mill site is estimated at $19.26 per tonne. The cost generated is a blend of costs for the flotation plant between the initial 1,500 tpd and the ultimate 5,500 tpd after the 4th year utilizing the existing Molejón plant. The power costs at Molejón for

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the Botija Abajo ore are based on actual costs for the Molejón mill. The labor cost for Botija Abajo is lower than a stand-alone facility as the supervision and metallurgical technical costs can be shared with the Molejón mill. As a result, the operating cost for the Botija Abajo mill is lower than the current per tonne cost for the Molejón mill.

13.5.1	Botija Abajo Operating Costs

The cost breakdown is as follows:

•	Power	$8.70 tonne
•	Laboratory/Analytical	$1.68 per tonne
•	Labor	$2.61 per tonne
•	Reagents (including steel, lime, flotation reagents, flocculants)	$4.96 per tonne
•	Over Head/Administrative	$1.31 per tonne
•	Total	$19.26 per tonne

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September 2012

14.0 MINERAL RESOURCE ESTIMATE

14.1	INTRODUCTION

AAT Mining Services (AAT) completed a geologic model and a NI 43-101 compliant resource estimate in December 2007. The authors were provided with the digital geological database and a geologic block model that was developed by AAT for their work and was asked by Petaquilla to use it as the basis for an NI 43-101 Technical Report covering the Mineral Resource and Mineral Reserve in the Botija Abajo and Botija Abajo West areas. The block model was provided in a digital format along with digital surfaces for the topography and the zones of mineralization. The AAT model and zone surfaces are the basis for the author’s subsequent pit design and optimization work performed for the pre-feasibility level mine design study. The database and model are also the basis for the projected mine plan and economic reserve quantities.

The following is a brief description of the resource model estimation that has been extracted and summarized from the December 2007 report by AAT. More detailed information can be found in their original report titled: “Copper and Gold Resources along the El Real Corridor, Colon Province, Panama.”

14.2	RESOURCE MODEL ESTIMATION

The report produced by AAT in 2007 includes detailed descriptions of the methods and techniques used to estimate the resource quantities. The authors of the current report have checked and verified the AAT calculations and made minor modifications for the current Mineral Resource estimation. The authors used their modified block model for all resource summaries and as the basis for the pit design optimization and for the mine plan.

The estimation of grades for the block model and the 3D geologic controls were originally performed by ATT using the Gemcom® modeling software. The ATT block model for the Botija Abajo and Botija Abajo West deposits includes the modeling for a third deposit called Brazo which was not part of the current Resource or Reserve investigation. The original model (including Brazo) developed by AAT represents an area of 2,780 meters × 2,880 meters and a depth of 600 meters. The block size selected was 10 meters × 10 meters × 3 meters.

Most of the raw drill hole assay samples are 1.5 meters in length. Since the vertical dimension of each block is 3 meters, the samples were composited to equal lengths of 3 meters using the Gemcom® software.

Five mineralized zones were defined by AAT for the 3D geological modeling and were represented in the work with three-dimensional solids. Four of these are important for the Botija Abajo and Botija Abajo West deposits.

14.2.1	Estimation Procedures

A computerized block model was developed for the resource estimate for the Botija Abajo and Botija Abajo West deposits. AAT developed the block model and grades using the Gemcom® computerized mine design package, which is industry-accepted, commercially available software. The stages undertaken for block model estimation were:

Project 12-208 (NI 43-101)	87	BEHRE DOLBEAR

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September 2012

  the drill hole database was compiled

  geologic controls were established by generating a mineralized 3D geologic model

  3-meter composites were generated for the drilling contained within the mineralized envelopes variography analysis was conducted

  block grades were estimated using Inverse Distance Squared (ID2) on the blocks within the mineralized envelope blocks were tagged and categorized as “Measured, Indicated or Inferred”

  grade and tonnages were summarized

14.2.2	Electronic Database

The author was provided a copy of the electronic database used by AAT for the resource and reserve estimates. This database consisted of the drill hole database that included assay information, drill hole collar locations, lithologic coding and down hole surveys. The topographic information was supplied as AutoCAD® files for the property.

The supplied electronic database contained collars for 207 drill holes from explorations programs from 1994, 1995, 1997, 2006, 2007, and 2008. The assay database supplied contained a total of 18,190 assay results, representing approximately 27,064 meters of sampling within the drill holes. Some of the drill holes supplied in the electronic database included the Brazo and surrounding areas which is not part of Botija Abajo and Botija Abajo West areas.

AAT indicates that they performed audit work on the database and identified and corrected data entry problems. Behre Dolbear was asked by Petaquilla to accept the AAT audit work and database; however, the authors have randomly verified data entry of approximately 10% of the electronic database, compared select drill core with the drilling logs to verify accuracy of the geologic logging and re-assayed selected intervals. Based on the check work and review, the author believes the electronic database is acceptable for Mineral Resource estimation.

14.2.3	Statistics and Grade Capping

The raw assays were composited into 3-meter intervals. Composites were calculated considering only gold grades greater than zero. Missing and not assayed intervals were not considered for compositing. Gold grades were capped at 5 grams of gold per tonne and copper was capped at 4.75%. The actual composites used by AAT were not supplied to the author and were regenerated for this work. Statistics for the composites within each area are shown in Table 14.1.

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TABLE 14.1 COMPOSITE STATISTICS
	Botija Abajo		Botija Abajo West
	Au	Cu	Au	Cu
Number	1720	3415	513	2010
Mean	0.371	0.235	0.121	0.187
Std Dev	0.608	0.365	0.102	0.229
Variance	0.370	0.133	0.011	0.053
Max	4.990	4.580	1.250	1.474
Min	0.050	0.005	0.050	0.005
CV	164	155	85	123

14.2.4	Variography

A variography study was performed by AAT (Fisher, 2007) for gold and copper composites. Figure 14.1 to Figure 14.3 show the resulting experimental variograms. Botija Abajo West had insufficient gold samples to derive a meaningful variogram and hence it was combined with Botija Abajo.

Figure 14.1	Gold variogram at Botija Abajo
(from Fisher, 2007)

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September 2012

Figure 14.2	Copper variogram at Botija Abajo
(from Fisher, 2007)

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September 2012

Figure 14.3	Copper variogram at Botija Abajo West
(from Fisher, 2007)

The variography study resulted in the parameters shown in Table 14.2 that were used for the search ellipsoid for grade estimation and categorization of the block model. The author has reviewed the variography, ran check analyzes to verify the work and believes it is appropriate for Mineral Resource estimation.

TABLE 14.2 VARIOGRAPHY AND SEARCH ELLIPSOID PARAMETERS
	Axis	Azimuth	Dip	Pass 1 Range	Pass 2 Range	Pass 3 Range
Au	Major	137	-33	20	48.3	75
	Semi-Major	47	-1	60	138.2	210
	Minor	135	57	30	104.7	155
Cu	Major	119	4	10	15.0	50
	Semi-Major	28	10	55	93.3	150
	Minor	232	79	20	25.3	75

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14.2.5	Mineralized Envelopes

The resource estimation is constrained by a geologic model of the mineralization that was developed through a series of steps. AAT made three-dimensional (3D) geological models of primarily gold and the gold-copper structures for Botija Abajo and Botija Abajo West in the block model. Each block within these 3D solids was then tagged with a solid number to limit the extent of the estimation. Figure 14.4 illustrates the 3D solids developed for the block model. The darker colors represent the primarily gold enriched cap at each of the deposits. The author has reviewed the 3D solids and believes they are appropriate.

Figure 14.4.	3D solids for Botija Abajo and Botija Abajo West

14.2.6	Bulk Density

For bulk density and tonnage calculations, the block model has been partitioned into two populations, namely: weathered and non-weathered. The weathered zone may include both oxidized and remobilized or supergene mineralization. A bulk density value of 2.02 t/m3 was assigned to all blocks for all pervasively clay altered or weathered rock and 2.59 t/m3 for all blocks below the oxidized, argillized zone (about 32 metres on average). These values are based on measurements and fall within the range of specific gravities previously reported for the respective rock types in the area.

14.2.7	Grade Estimation

Block grade estimates were performed for both gold and copper using inverse distance squared methods (ID2). Composites within each 3D solid were tagged with the solid identification. The solids (see Figure 14.4) were used as mineralization limits for the estimates. AAT estimated grades outside of the solids but these block estimates were considered to have insufficient geologic data to be used for this

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September 2012

study. The block estimation was performed only with composites that belong to the same geologic solid as the block.

The grade estimates were done in three passes for both gold and copper. The search ellipsoid ranges and orientation used in each pass are shown in Table 14.2. The author believes the grade estimation procedures are reasonable.

14.2.8	Block Model Validation

The results of the grade estimation work were validated by the author by comparing the blocks with the composites, visually and using statistical validation, trends, and graphical validation. The validation review gave reasonable confidence that the block model is an acceptable representation of the data.

14.3	RESOURCE CATEGORIZATION

Definitions of the various categories of mineral resources and minerals reserves under NI 43-101 Technical Report requirements, as established by The Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standing Committee on Reserve Definitions and adopted by the CIM council on November 27, 2010 are shown below.

Mineral Resources

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socioeconomic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops,

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September 2012

trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The resource categorization for each block within the model was determined by AAT according to the quality of the estimation. All blocks were estimated with at least two composites. The estimates of all three passes are stored separately in the model. Blocks estimated with the limited search ellipsoid of pass 1 were considered by AAT to be Measured Resource; the second Pass as Indicated mineral resource and the third as Inferred. Measured and Indicated blocks require restricted search. Blocks estimated in the final infill run were classified as Inferred resources. The author agrees with the resource categorization methods used for the block model.

According to discussions with Petaquilla and their attorneys, Petaquilla has the right to develop any gold deposits within the concession. Section 5.3 of the Molejón Gold Project Agreement of 2005 states:

…..a deposit will be a “Gold Deposit” if more than 50% of its net present value as a developed mine would derive from its gold or other precious metals content….

Hence, the Mineral Resource is only that portion of the AAT block model that meets both the Molejón Gold Project Agreement’s definition of a “Gold Deposit” and the CIM potential economic requirements for Mineral Resource. To meet both constraints, the author generated an economic block model, completed pit optimizations, and generated a final design to verify that the resource qualified as a “Gold Deposit”. Additionally, only that portion of the block model contained within the final pit design was utilized, reporting the in-situ Mineral Resource within the Botija Abajo and Botija Abajo West areas; thereby, meeting the CIM potential economic criteria for Mineral Resources.

Table 14.3 summarizes the Measured and Indicated in-situ Mineral Resource for the Botija Abajo and Botija Abojo West areas. All resource blocks within the economic model with positive values were treated as mineral resources, as the economic viability of the block depends on the gold content, the copper content and the processing (heap leach or mill) method. The resource category of the block was that developed during estimation.

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TABLE 14.3 MEASURED AND INDICATED MINERAL RESOURCES WITHIN THE FINAL PIT DESIGN (AS OF SEPTEMBER 1, 2012)
	Au			Cu
	Kt	Contained		Kt	Contained
		g/t	oz		%	Klbs
Measured	4,454	0.572	81,906	1,705	0.487	18,295
Indicated	1,846	0.474	28,136	2,981	0.486	31,929

Total	6,300	0.543	110,042	4,687	0.486	50,225
Slight numerical differences may exist in table values due to rounding

14.4	RESOURCE CONCLUSIONS AND RECOMMENDATIONS

The author concludes that the Botija Abajo and Botija Abajo West areas contain 4.5 Mt of Measured and 1.8 Mt of Indicated gold Mineral Resources averaging 0.54 grams of gold per tonne, and 1.7 Mt of Measured and 3.0 Mt of Indicated copper Mineral Resources averaging 0.49% copper.

The author believes the portion of the ATT resource block model within the final pit design is a reasonable estimation of the in-situ tonnes and grade. The estimated tonnes, average grades, contained ounces of gold and contained pounds of copper shown in Table 14.3 are an in-situ mineral resource and, as per CIM definitions, they do not include any modifying factors or mine losses and dilution.

The authors believe that the AAT model is somewhat conservative estimating copper grades in a few localized areas. This represents a low risk to the project. The authors also believe that the model is sufficient for a pre-feasibility economic pit design and reserve estimates.

Project 12-208 (NI 43-101)	95	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

15.0 MINERAL RESERVE ESTIMATE

15.1	INTRODUCTION

To estimate the potential mineral reserves at the Botija Abajo property, the author used the AAT block model described in the previous section. This work involved creating an economic block model from the grade block model, using the floating cone pit optimization algorithm to develop an economic pit shell, designing a final pit and producing a mine production schedule to determine the economically extractable portion of the original block model.

Processing of the Botija Abajo and Botija Abajo West mineralization will be done in parallel with Petaquilla’s other mining operations and using some of the existing infrastructure at their Molejón operations. Petaquilla supplied a target production schedule for mine production to prevent possible co-mingling issues and scheduling conflicts for both the heap leach operation and the mill/flotation plant. This schedule was based on their own internal design work, engineering and production planning. The authors reviewed this work to ensure that it was completed to at least a pre-feasibility level as required for Mineral Reserves reporting under the CIM guidelines.

15.1.1	Summary of Reserve Estimation Procedures

The procedures used to develop the mineral reserve summary are summarized as follows.

  Generate an economic block model

  Float a pit shell using the economic model to produce a preliminary final mine design

  Use the preliminary design and re-evaluate the economic assumptions

  Re-optimized the pit shells

  Produce a final mine design with ramps

  Produce a life-of-mine (LOM) production schedule

  Produce a summary of the mined materials

15.2	ECONOMIC BLOCK MODEL

An economic block model was generated from the resource model based on the pre-feasibility level operating cost estimates, projected metal recoveries and capital costs developed for this report. Royalty rates were provided by Petaquilla and G&A costs were developed by Behre Dolbear and Petaquilla.

The author developed a computer program to calculate the economic value of each block if it were processed on the heap leach pad or through the mill. Then each block in the model was assigned a processing method and economic value based on the best economics of the two methods. The parameters used by the authors for creation of the economic block model are shown in Table 15.1. Any block with an estimated copper grade of greater than 0.05% was automatically assigned as mill feed to prevent excessive cyanide consumption in the heap leach circuit.

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September 2012

TABLE 15.1 ECONOMIC PARAMETERS USED FOR PIT OPTIMIZATION
		Mill	Heap
Recovery	Oxide - Au	75%	80%
	Transition - Au	75%	80%
	Sulfide - Au	75%	65%
	Oxide - Cu	72%	na
	Transition - Cu	72%	na
	Sulfide - Cu	72%	na
G&A	per tonne	$0.35	$0.17
Mining	(per tonne)	$2.29	$2.09
Processing	(per tonne)	$19.26	$4.15
Transportation Cost	(per oz Au) - Heap Only	na	$6.50
Smelting, Refining and Freight	(per lb Cu) - Mill Only	$0.48	na
Tailings disposal	(per tonne - Mill)	$0.97	na
Royalty	Au	5.24%	5.24%
	Cu	2%	na
Gold Price	(per oz)	$1,600	$1,600
Copper Price	(per lb)	$3.54	na
Sustaining Capital	(per oz) Heap	N.A.	$10

15.3	PIT DESIGN

Using the economic block model developed, the author generated an economic pit shell with the floating cone pit optimizer using the Techbase® mining design software package. This pit shell was then utilized to produce a final pit design using the Micromine® mine planning package for the Botija Abajo and Botija Abajo West areas.

The author produced an ultimate pit with ramps using the parameters in Table 15.2.

TABLE 15.2 PIT DESIGN PARAMETERS
Item	Value	Units
Bench Face Angle	75	Degrees
Bench Height	12	Meters
Berm Width	6.9	Meters
Ramp Width	14	Meters
Ramp Slope	10%
Inter-Ramp Angle	50	Degrees

The final pit design work resulted in the designs, which are illustrated in Figure 15.1 and Figure 15.2, show the Botija Abajo area topography and the pit location in more detail.

Project 12-208 (NI 43-101)	97	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

3D Perspective of
Botija Abajo Final Pit

N

Plan View of
Botija Abajo Final Pit

Figure 15.1	Botija Abajo final pit design (2012)

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Botija Abajo Project – Molejón Mine
September 2012

Figure 15.2	Botija Abajo West final pit design (2012)

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September 2012

15.4	PRODUCTION SCHEDULE

Once the final pit had been designed, the authors scheduled the mining and processing of the material to match the requested production rates for both the heap leach operations and the mill/flotation plant. Three percent mining losses and 10% mining dilution were added to the in-situ resource prior to developing the production schedule.

A LOM mine plan was developed to meet the required production schedule including allowances for mine losses and dilution. The mine plan includes approximately 1.5 Mt of material for the heap leach circuit, 5.2 Mt of material for the flotation plant and 9.8 Mt of waste. The LOM mining schedule developed by year is shown in Table 15.3.

Project 12-208 (NI 43-101)	100	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

TABLE 15.3 BOTIJA ABAJO AND BOTIJA ABAJO WEST – LOM PRODUCTION SCHEDULE
		Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Total
Heap	Tonnes	-	809,000	450,000	145,000	57,000	31,700	-	-	1,492,700
	Au Grade (g/t)	-	0.55	0.46	0.17	0.16	0.19	-	-	0.46
	Contained Au (oz)	-	14,289	6,672	779	298	190	-	-	22,228
	Recovered Au (oz)	-	11,432	5,328	571	228	150	-	-	17,709
Mill	Tonnes	-	-	315,000	540,000	540,000	1,620,000	1,900,000	314,800	5,229,800
	Au Grade (g/t)	-	-	0.69	0.56	0.56	0.46	0.49	0.40	0.50
	Contained Au (oz)	-	-	7,017	9,752	9,688	23,878	30,083	4,093	84,511
	Recovered Au (oz)	-	-	5,260	7,314	7,263	17,905	22,565	3,072	63,379
	Cu Grade (%)	-	-	0.30	0.50	0.53	0.48	0.38	0.31	0.42
	Contained Cu (lbs)	-	-	2.087	5.907	6.335	15.948	15.919	2.119	48.316
	Recovered Cu (lbs)	-	-	1.503	4.254	4.559	11.482	11.463	1.526	34.786
Waste	Tonnes	250,000	950,000	1,900,000	2,000,000	2,085,000	1,500,000	1,150,000	-	9,835,000

Total Tonnes		250,000	1,759,000	2,665,000	2,685,000	2,682,000	3,151,700	3,050,000	314,800	16,557,500

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September 2012

15.5	RESERVE DEFINITIONS

Definitions of the various categories of minerals reserves under NI 43-101 Technical Report requirements, as established by The Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standing Committee on Reserve Definitions and adopted by the CIM council on November 27, 2010 are shown below.

Mineral Reserve

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

A `Probable Mineral Reserve' is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A `Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Table 15.4 summarizes the Proven and Probable reserves conforming to the CIM definitions. The mineral reserves contain allowances for 3% mining losses and 10% dilution at zero grade. All gold and copper grades that were categorized as Inferred were treated as zero grade for the Mineral Reserve tabulation. Table 15.5 summarizes the Mineral Reserves based on their projected processing method, i.e., heap leach or flotation.

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September 2012

TABLE 15.4 PROVEN AND PROBABLE MINERAL RESERVES WITHIN THE FINAL PIT DESIGN (AS OF SEPTEMBER 1, 2012)
	Au					Cu
	Kt	Contained		Recovered		Kt	Contained		Recovered
		g/t	oz	g/t	oz		%	Klbs	%	Klbs
Proven	4,753	0.55	79,448	0.438	60,524	1,820	0.44	17,747	0.32	12,640
Probable	1,970	0.25	27,291	0.201	20,642	3,181	0.44	30,971	0.32	22,156

Total	6,723	0.49	106,739	0.376	81,166	5,001	0.44	48,718	0.32	34,796
Numerical differences may exist in table values due to rounding Reserves include 3% Mining Losses and 10% Dilution

TABLE 15.5 PROVEN AND PROBABLE MINERAL RESERVES BY PROCESSING STREAM
	Au					Cu
	Kt	Contained		Recovered		Kt	Contained		Recovered
		g/t	oz	g/t	oz		%	Klbs	%	Klbs
Heap
Proven	1,065	0.55	18,763	0.44	15,011	329	0.03	191	0	0
Probable	428	0.25	3,465	0.2	2,773	344	0.03	200	0	0
Sub-total	1,493	0.46	22,228	0.37	17,783	672	0.03	391	0	0
Flotation
Proven	3,688	0.51	60,685	0.38	45,513	1,491	0.53	17,556	0.39	12,640
Probable	1,542	0.48	23,826	0.36	17,869	2,837	0.49	30,772	0.35	22,156
Sub-total	5,230	0.5	84,511	0.38	63,383	4,328	0.51	48,327	0.37	34,796

Total	6,723	0.49	106,739	0.376	81,166	5,001	0.44	48,718	0.32	34,796

15.6	RISKS TO RESERVES

The risks to the Mineral Reserves presented in this report are summarized below.

  Geologic Risks – Geological risk is from the likelihood of unexpected variation in the mineralization or unexpected anomalies, such as unmapped faults, etc. The author believes that due to the extensive exploration of the area and nearby areas such as Molejón that the geologic risks are Low.

  Mine Losses and Dilution – The author believes that inclusion of 3% mining losses and
  10% dilution is adequate for this type of deposit. Based on Petaquilla’s experience at their Molejón operations, the author believes the risk to be Low.

  Geotechnical Risks – The pit slopes used for the mine design (50 degrees) are the same used for the adjacent property at Molejón; however, they are a bit more aggressive than

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  those used by the nearby copper mines (45-47 degrees). As the pits are small and fairly shallow the risk should be Low.

  Operating and Capital Costs – Operating costs used for the economic model were developed either from Petaquilla’s current costs or from pre-feasibility level estimates with adequate contingencies. The author views these risks as Low.

  Legal and Permitting – As Petaquilla has the required operational and environmental permits for the nearby Molejón operation, it is not anticipated that there will be an issue in obtaining the required permits for the Botija Abajo and Botija Abajo West area. The Molejón Gold Project Agreement dated June 1, 2005 grants Petaquilla the exclusive right to develop any “Gold Deposits” in the remainder of the Minera Petaquilla SA (MPSA) concessions, including the Botija Abajo and Botija Abajo West areas, provided that such right does not impair or impede MPSA’s interest or ability to exploit copper deposits or the concession remainder. A deposit is a Gold Deposit if more than 50% of its net present value as a developed mine would derive from its gold or other precious metals content.
  The agreement provides further that, in the event that a resource relating to a Gold Deposit is identified on the concession remainder, the parties to the agreement will co- operate to effect a transfer of such deposit to Petaquilla on a basis similar to the transfer of the the Molejón deposit. Petaquilla and its attorneys have confirmed their belief that Petaquilla will successfully finalize its rights to exploit the Gold Deposits at Botija Abajo and Botija Abajo West. Since a failure to finalize the transfer of the rights to mine this area could seriously impact the project, the author considers legal and permitting risk as
  Moderate.

15.7	RESERVES CONCLUSIONS AND RECOMMENDATIONS

Botija Abajo and Botija Abajo West areas have reserves that are economically minable which were estimated from pre-feasibility level pit design work including allowances for 3% mining losses and 10% dilution. It is estimated that there are approximately 6.7 Mt of gold reserves averaging 0.49 grams of gold per tonne and 5.0 Mt of copper reserves averaging 0.44% copper, containing approximately 106,000 ounces of gold and 48.7 million pounds of copper. Based on the metallurgical test work, Petaquilla is expected to recover and produce approximately 81,000 ounces of gold and 34.8 million pounds of copper from these reserves. At the present time, the Mineral Resources are inclusive of the Mineral Reserves and there are no estimated Measured and Indicated Mineral Resources in addition to the above stated Reserves.

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September 2012

16.0 MINING METHODS

16.1	MINING OPERATIONS

Mining, using open pit methodology, has been ongoing for approximately 2 years at the adjacent Molejón Gold Project. After a short period of tree-clearing and pre-production stripping, gold only ore will be trucked approximately 2 km to one of the Molejón crushers for reduction to ½-inch size diminution and then heap leached in a separate pad alongside the Molejón heaps. As soon as sufficient gold/copper ore has been uncovered, it will be trucked to a dedicated crushing, grinding and flotation circuit built at the Molejón gold mill. Waste rock will be hauled to a waste dump within approximately 0.5 km of the main pit throat. Mining of both ore and waste will be done by the same contractor who is now mining in the Molejón pit, using conventional drilling, blasting, loading, and hauling equipment. Botija Abajo’s heap leach operations will last approximately 15 months. The gold/copper ore will initially be treated at a rate of 1,500 tpd, but when the Molejón ore is exhausted, the flotation plant will be expanded to 5,500 tpd. Under this scenario, the mine would have a life of about 6 years and a LOM stripping ratio of 1.25 to 1 (waste to ore).

16.2	MINE PLANNING AND DESIGN

The parameters used by the authors for final pit optimization are repeated here from Section 15.0 and shown in Table 16.1.

TABLE 16.1 ECONOMIC PARAMETERS USED FOR PIT OPTIMIZATION
		Mill	Heap
Recovery	Oxide - Au	75%	80%
	Transition - Au	75%	80%
	Sulfide - Au	75%	65%
	Oxide - Cu	72%	na
	Transition - Cu	72%	na
	Sulfide - Cu	72%	na
G&A		$0.35	$0.17
Mining	(per tonne)	$2.29	$2.09
Processing	(per tonne)	$19.26	$4.15
Transportation Cost	(per oz Au) - Heap Only	na	$6.50
Smelting, Refining and Freight	(per lb Cu) - Mill Only	$0.48	na
Tailings disposal	(per tonne - Mill)	$0.97	na
Royalty	Au	5.24%	5.24%
	Cu	2%	na
Gold Price	(per oz)	$1,600	$1,600
Copper Price	(per lb)	$3.54	na
Sustaining Capital	(per oz) Heap	N.A.	$10

1)	The above parameters were used to determine the Reserves and to do the financial analysis.

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2)	Equitable gold and copper prices were chosen, using the following procedure:

a)	The twelve-month LME trailing average prices, ending June 30, 2012 were calculated and resulted in a gold price of $1,669/ounce and a copper price of $3.69/lb.
b)	To be conservative, a gold price of $1,600/oz was selected (4.13% below the 12- month trailing average). The copper price was then factored down by 4.13% to a resulting figure of $3.54/lb.

3)	Royalty figures were supplied by Petaquilla management,

4)	All other parameters were either determined independently to pre-feasibility study levels by Behre Dolbear team members, or are based on current operations at the Molejón Mine.

16.3	FINAL PIT DESIGN

The design parameters used by the authors for final pit design are repeated here from Section 15.0 and shown in Table 16.2.

TABLE 16.2 PIT DESIGN PARAMETERS
Item	Value	Units
Bench Face Angle	75	Degrees
Bench Height	12	Meters
Berm Width	6.9	Meters
Ramp Width	14	Meters
Ramp Slope	10%
Inter-Ramp Angle	50	Degrees

The author produced an ultimate pit with ramps using the parameters in Table 16.2. The final optimization resulted in the designs illustrated in Figure 16.1 and Figure 16.2. Please note that the pit design shown have not been adjusted to the current topography.

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Figure 16.1.	Botija Abajo final pit design (2012)

Figure 16.2.	Botija Abajo West final pit design (2012)

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17.0 RECOVERY METHODS

As a result of the Phillips metallurgical study, the most favorable conditions for the extraction of mineral with grades representative of Botija Abajo were established.

The Botija Abajo flow sheet consists of the following main areas of the plant for processing the ore: primary, secondary, and tertiary crushing, ball mill grinding, rougher flotation, thickening the copper/gold concentrate followed by filtration, concentrate storage, thickening the flotation tails, tailings dam, water supply, power station, and laboratory.

17.1	PRIMARY AND SECONDARY CRUSHING

Run of Mine ore will be fed into a feed bin by a front-end loader. The ore will be fed at a controlled rate by a pan feeder to a vibrating grizzly deck with 4 inch bar spacing. The oversize at plus 4 inches will report to a 22 inch × 36 inch jaw crusher with a close side setting (CSS) of 4 inches. The crushed product will join with the grizzly undersize and be conveyed to a 7 foot × 20 foot double deck screen with 1inch and ⅜ inch screens. The plus 1 inch will be crushed in a Standard 300 HP cone crusher with a ⅞ inch CSS, operating in closed cycle with the screen. The minus 1 inch plus ⅜ inch will report to a short head 300 horsepower 300 cone crusher with a CSS of 5/16 inch operating in open circuit. The 100% minus ⅜ inch material on the screen will join with the 90% minus ⅜ inch material from the short head crusher and be conveyed to a 400 tonnes (live capacity) silo.

17.2	GRINDING

Ore will be withdrawn from the 400 tonne bin at a controlled rate by a variable frequency drive (VFD) belt feeder. The ore will be fed to the 11 foot × 15 foot ball mill by a series of belt conveyors. The material with feed of F80 = 9 mm to 11 mm is ground by the ball mill, which operates at a rate of 63 tph in a closed circuit with a bank of 4 hydrocyclones (3 operating and 1 spare). Cyclone underflow returns to the mill feed for further grinding. The mill is designed for 250% circulating load. The cyclone overflow is at 80% passing 104µ and 38% solids, is sampled, and gravity flows to a trash screen and then to the rougher flotation circuit.

17.3	HYDROCYCLONES

To classify the Botija Abajo ore, cyclones have been considered in the design of the processing plant, with overflow p80 of 104 microns and 38% solids.

For the ball mill classification duties, one cluster of 4 × 250-10 Cavex cyclones has been selected, each fed by a 4-outlet distributor.

These cyclones have a 250 mm internal diameter and are fitted with 10 degree cones. The clusters will be supplied complete with 4 cyclones fitted, 3) are required for standard operation, with the final one on standby duty.

These cyclones will be fitted with 75 mm inlets, 100 mm vortex finders, and 70 mm Spigots.

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17.4	FLOTATION CIRCUIT

The flotation circuit will float copper and gold, depressing gangue and minor sulfides with a rougher circuit of 5 to 6 stages with retention times of 20 minues to 25 minutes and a pH of 7.7. Hydrated lime is used for pH control and is added in the grinding circuit. PAX is used as the primary collector and MIBC (methyl isobutyl carbinol) as frother.

The copper/gold flotation concentrate is sent to a concentrate thickener to increase the pulp density of the concentrate. The thickener underflow goes to a concentrate filter to produce a filter cake. The filter cake is sent to concentrate storage for intermittent shipping to a copper smelter. The solution overflow from the concentrate thickener and the concentrate filter press is returned to a process water storage tank to be reused in the mill and flotation circuit.

The rougher flotation tailings are sent to a tailings thickener to increase the pulp density prior to pumping to the tailings storage facility.

Flotation Tailings Thickener: A thickener for separating the flotation tailings from process water prior to pumping to tailings in order to more rapidly return process water to the grinding and flotation circuit. The thickener overflow goes to the process water tank.

17.5	THROUGHPUT AND AVAILABILITY

The Botija Abajo process plant has a design throughput rating of 1,500 tpd at 90% availability. The ball mill and thickeners are sized for a 1,500 tpd maximum throughput circuit.

The design crushing system is rated at 117 tph at 80% availability, which will provide crushing on two 8-hour shift for 1,500 tpd.

Once the Molejón deposit ore has been completely processed, after the 5th year, the installed capacity of the Molejón Plant will be used to bring the total throughput to the required 5,500 tpd. Installation of additional flotation capacity will be required to supplement the existing flotation plant.

Under this concept, the Botija Abajo ore processing period would be approximately 6 years, processing during the first 4 years at approximately 1.5 Mt at 1,500 tpd, and during the last 2 years remaining, processing approximately 3.7 Mt. These values include Botija Abajo and Botija Abajo West reserves.

17.6	HEAD GRADE CONTROL

The metallurgical laboratory will be used to monitor the most significant process parameters.

Daily monitoring will include feed grade to the crushing system, mill feed grade, flotation concentrate grades, and the flotation tailings grade. The tonnages of feed and concentrates will be monitored and recorded. This will be accomplished with the use of automatic samplers, weigh belts, and metallurgical accounting.

Reconciliation with mine shipping grades will be on an ongoing basis.

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18.0 PROJECT INFRASTRUCTURE

18.1	MINE INFRASTRUCTURE AND SUPPORT FACILITIES

Botija Abajo will need added generating capacity and additional processing water (Section 21.2, capital costs), but will otherwise use the existing Molejón Mine infrastructure listed below.

Public services are basically not available in the region; all project-related infrastructure has been built specifically to serve the projects and is in the process of being supplemented and expanded, mostly by PML and Minera Panamá (Figure 18.1).

  Site Roads. The site roads include access roads to the pits, waste dumps, tailing ponds, mill, maintenance shop, and administrative buildings. Construction criteria for the roads include an aggregate surfacing and in general a 10 meter width. Culverts and ditches are strategically installed to ensure adequate drainage.

  Power. Currently electricity used in the Molejón project is produced by diesel generators, although these will eventually be replaced when a mini-hydro power plant is completed.
  The diesel generators will remain as a back-up source (PDI, 2010). Also, there are proposed plans for a power transmission line.

  Fuel Storage. Fuel storage at the Molejón plant consists of three reservoirs totaling nearly 90,000 gallons. Additionally, the Company has two extra reservoirs of 20,000 gallons each located in La Pintada.

  Heavy Equipment Shop. The heavy equipment shop is designed for mechanical maintenance of light and heavy equipment (trucks, bulldozers, shovels, etc.). It is composed of two buildings: the first being used as a warehouse for spare parts while the second one is open on two sides to provide access to the equipment.

  Telecommunications. Phone and internet service is available at the mine office via the satellite service at the Molejón deposit. The Company has installed a fiber optic ring within the office facilities and warehouses to increase robustness of the service.

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September 2012

PIT AREA
PLANT SITE
Tina
Relave N°3
N
4
Legend
Access Roads
Roads
Rivers
Pit
Topography
Meters
0 60 120 240 360 480 600
SCALE: 1:20,000
Projected Coordinate System: NAD_1927_UTM_Zone_17N
Projection: Transverse_Mercator

Figure 18.1.	Local project infrastructure (PML 2012)

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  Support Facilities. The Molejón camp consists of two helicopter pads and numerous buildings, including housing for over 200 employees, a sample preparation laboratory, several core storage buildings, drying sheds for core, a complete kitchen and mess, and office facilities for the personnel (Figure 18.2).

  Process Plant. The process plant consists of crushing, milling, leaching, and carbon-in- leach (CIL) recovery sections in addition to the tailings dams, facilities, and ponds (Figure 18.2). A flotation circuit to treat the Botija Abaja gold/copper ore will be added, initially to treat 1,500 tpd, but later, when the Molejón ore is exhausted, it will be expanded to 5,500 tpd.

Figure 18.2.	Molejón gold plant aerial view

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19.0 MARKET STUDIES AND CONTRACTS

19.1	MARKETS

Gold doré bars, produced from Botija Abajo heap leach orewill be shipped by air, via Panama City to Johnson Matthey refinery in Toronto, Canada. Doré shipping costs are $5,500 for each shipment plus $10 per kg shipped plus a fuel surcharge of $0.30 per kg shipped. After a small standard deduction, Johnson Matthey will credit the gold the flotation process to Botija Abajo’s metal account, and Botija Abajo will then sell the metal to a third party at the spot prices.

Gold/copper concentrates, produced by flotation of Botija Abajo gold/copper ore, will be trucked to Panama City and thence shipped by boat to an overseas smelter. The authors, one of them skilled in this area, researched current and likely future smelting, refining and freight charges for gold/copper concentrates, containing a calculated 6 grams of gold and 25% copper. (Grades obtained from metallurgical flotation test work). The TC/RC and freight charges, after allowing for normal deductions are $0.48 per pound of saleable copper. Details of this cost are given in Section 21.1.

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20.0 ENVIRONMENTAL STUDIES, PERMITTING, AND
SOCIAL OR COMMUNITY IMPACT

When the Ley Petaquilla was adopted in 1997, the General Environmental Law Number 41 of 1998 that created the environmental assessment process did not yet exist, so when the company initiated infrastructure works, it did not submit an Environmental Impact Study (EIS) to the National Environment Authority (ANAM). The Company filed a Study of Environmental Viability with the Ministry of Trade and Industry (as determined by the Ley Petaquilla) in 1998 and objections were not filed. According to the Company this is the formal environmental approval to proceed with the project.

Later, between November 2006 and May 2007, three EIS were filed before ANAM (Panamá’s environmental authority) to account for the proposed activities at the Molejón area, split off from the main Petaquilla project. The Company also reports that a bond for $750,000 Balboas was deposited, as required by the Contrato Ley Number 9 (Reference: www.desarrollopetaquilla.com).

The National Authority of the Environment (ANAM) on November 26, 2008, issued Resolution DIEORA IA-809-2008, approving the EIS Type III of reference (Appendix 1.0). In accordance with Contract Law Number 9 of February 26, 1997 (a copy is available in the PML files), the Ministry of Commerce and Industry of the Government of Panamá issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejón gold mine.

20.1	CURRENT ENVIRONMENTAL PERMITTING STATUS AND ISSUES

In order to comply with all conditionings, PML has defined a series of environmental policies summarized in the issuing of an Environmental Commitment that includes:

1)	Re-vegetation, Reforestation and Ornamentation
2)	Preservation of the Grounds and Erosion Control
3)	Hydrology, Protection of Sources and Sedimentation Control
4)	Environmental Training
5)	Handling of Solid Wastes and Recycling

It is noted that activities numbered 1 to 4 apply to all exploration projects, including Botija Abajo, Botija Abajo West, Brazo, Faldalito, and others. Item number 5 applies to the Moleon Project activities only. Considering that exploration and drilling activities at Botija Abajo have been carried out with helicopter support, local impact was mostly restricted to drill pads which after 4 to 6 years of abandonment have been mostly reclaimed by the jungle. However, should a major drilling campaign or mine project be considered, PML will have to file an EIS to obtain the corresponding permit.

PML also established an Environmental Management Plan at Molejón, which includes:

1)	Quality of Air, Soils, and Water
2)	Waste Management Plan
3)	Certifications (ISO 14001 and OHSAS 18001)
4)	Environmental Emergencies Plan
5)	Environmental Training
6)	Technical Assistance from Third Parties for Monitoring of Environmental Quality and ISO Standards Certification

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7)	Development of Environmental Permits for Various Projects
8)	Social Programs

All of these activities apply mostly to the Molejón operation while exploration projects must conform to item number 7 and are included within the area of influence of Molejón in the social programs.

The main social and community programs established by PML are:

  Community Organization

  Health

  Education

  Healthy Food (Warm Meals)

  Sports

  Child Sponsorship

However, one of the Company’s most significant social programs developed through Fundación Petaquilla is the implementation of Production Modules. These serve as mechanisms to foster community productivity by promoting a more varied economy and sustainability. This is achieved by assisting people with ventures that will provide for a livelihood beyond subsistence farming, identifying more effective and efficient manners of production, and transferring the use of new technology.

  Purchases for Promoting Production: It is oriented towards assisting families or small groups to commercialize their products.

  Purchase of homemade food products at the El Guabo, Piedras Gordas community.

  Purchase of handmade hats from local producers of El Harino and San José del General communities.

  Poultry Farming: Fowls and laying hens

  Vegetable Gardens: Students and families from neighboring communities plant vegetable gardens with support from the Company.

  (Reference PML website: www.petaquilla.com)

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DEROGATION OF LAW 8 OF 2011

Panama, March 24, 2011: Petaquilla Minerals Ltd., Reports that Roberto Henríquez, Minister of Commerce and Industries of Panama, announced that the recent derogation of Law 8 of 2011, modifing the mining resources code, does NOT affect the contracts nor the concessions granted to the companies that are developing the mining (metallic and non metallic) industry in the Republic of Panama.

The Minister of Commerce and Industries also announced that all the contracts regarding concessions and legal contracts that regulate the relationships with the mining industry both nationally and internationally established in Panama, will be honored until their established end date. The National Government will be the one who guarantes judicial stability that should allow a normal development of the operations of these companies. The mining sector of Panama is still regulated by the Mineral resources code and in the cases where it may apply, by the state-approved law contracts, and all the mining projects in process will be respected and will be supported based on the juridical norms applicable.

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20.2	CURRENT ENVIRONMENTAL AND ISSUES

  Active NGOs in Panamá and particularly in the Project Area continue to argue that the Ley Petaquilla violates the Constitution of Panamá since both projects (Petaquilla and Molejón) enjoy exemption from many elements of Panamánian environmental and tributary law. For this reason, it has been argued that, “the Law could be overturned by a ruling of unconstitutionality. Reportedly such a legal procedure would take some time, but it cannot be discounted, especially if it can be heard before the copper mine is actually in operation or if an interlocutory injunction is granted to prevent further environmental damage while the case is being heard” (www.miningwatchcanada.com). However according to PML, “Law #9 is from 1997 and during all this period (11 years) there is no evidence of anyone requesting (which is the only possibility of action) that the
  Law be declared unconstitutional and there is a term for doing that” (L. Carrizo,
  19/04/11).

  At nearby Inmet’s Petaquilla project, while the National Environmental Authority of Panama (ANAM) has approved mining extraction in Donoso, Colón, the Supreme Court of Justice decides in favour of maintaining the protected status of the area. The category III Environmental Impact Study for copper production in Donoso was approved by ANAM on December 28, 2011. The court made its pronouncement a day earlier. The Panama Mining company (Inmet) will be able to extract minerals from within a 13,600 hectare concession that falls within the Mesoamerican Biological Corridor, which crosses seven countries in the region. The resolution of this issue is still pending and may eventually indirectly impact the future activities at Molejón . Botija Abajo. (Source Mary Trini Zea, La Prensa Panama, in (www.miningwatchca.com) Jan 6, 2012.

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21.0 CAPITAL AND OPERATING COSTS

21.1	OPERATING COSTS

21.1.1	Mining

The current contract mining cost at Molejón is $2.09/t of material, whether it be for ore or waste. While this could be expected to increase modestly as haul distances lengthen, this will be counterbalanced by the future requirement to move higher tonnages of ore and waste, resulting in some unit cost savings based on economies of scale. The mining contractor has looked at the projected haul distances from Botija Abajo, and has agreed to hold the cost at $2.09 per tonne of heap leach ore and waste, but has increased the cost for ore to the Molejón mill to $2.29 per tonne because of the longer haul.

21.1.2	Milling

The Botija Abajo gold copper ore will be milled, initially, through its own dedicated 1,500 tpd crushing, grinding and flotation circuit added to the Molejón mill. Later, after the Molejón ore is exhausted, the Botija Abajo ore will be processed through the current Molejón crushing and grinding plant and a flotation plant expanded to 5,500 tpd in year 4 of the Botija Abajo LOM schedule. The authors, using the current 2,500 tpd Molejón 12 months milling costs, and factoring in the substitution of a flotation circuit instead of a CIL gold recovery circuit have independently calculated a factored cost of $19.26 per tonne milled, (not including G&A) for the life of the mine. The information obtained from the flotation test work carried out by a Denver laboratory under the direction of the authors enabled reagent usage and other costs to be closely estimated.

21.1.3	Heap Leaching

The authors have previously independently calculated operating costs for the Molejón heap leach operation (which is about to start up) to be $4.15 per tonne, not including G&A. This same cost has been used for the heap leaching of the 1.5 Mt of gold only ore from Botija Abajo.

21.1.4	General and Administration (G&A)

It is anticipated that very little in the way of G&A, operating costs will apply to the Botija Abajo pit operations with the Molejón Mine already paying for all the existing infrastructure. An allowance of $1.0 million, annually; however, has been used for Botija Abajo and tis has been split into $0.35 per tonne for the milled ore and $0.17 per tonne for the heap leached ore.

21.1.5	Smelting, Refining, and Freight Costs for the Gold/Copper Concentrates

The gold/copper concentrates will be trucked by contractor to Panama City, and then shipped overseas likely to a smelter in Europe. The authors have surveyed current and projected future charges for ocean freight, smelting and refining charges, and customary deductions. Using the information obtained from the independent flotation test work supervised by the authors, Table 21.1 showing costs was developed.

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TABLE 21.1 SMELTING, REFINING, AND FREIGHT CHARGES PER POUND OF SALEABLE COPPER
Item	Cents/lb
Smelting Charges ($75/long tonne)	13.6
Refining Charges	7.5
Freight – Mine to Port	12.1
Ocean Freight and Port Charges	13.0
Deductions 1.8
Total Charges	48.0

While TC/RC and ocean freight charges can vary substantially over the life of even a short-life mine, the authors believe that the above costs represent an average which is in accordance with pre-feasibility study standards.

21.16	Operating Cost Summary

Table 21.2 summarizes the operating costs used to optimize the ultimate pit limits and to establish the favorable economics of the reserves contained in the expanded pit.

TABLE 21.2 BOTIJA ABAJO OPERATING COSTS
Mining – Heap Leach Ore and Waste	$2.09/tonne of material
Mining – Milled ore	$2.29/tonne of ore milled

Mill Processing (including G&A allocation	$19.61/tonne of ore milled
Heap Leach Processing (including G&A allocation)	$4.32/tonne of ore heap leached

Concentrate – Smelting, Refining and Freight	$0.48/lb of saleable copper

Royalty on Gold	5.24% on gross gold sales
Royalty on Copper	2.00% on gross copper sales

The authors have either developed these operating costs jointly with Molejón/Botija Abajo personnel or reviewed those developed by Molejón/Botija Abajo and believes them to be reasonable and to be accurate to pre-feasibility study levels.

21.2	CAPITAL COSTS

Capital equipment items required for the Botija Abajo satellite pit operations include a 1,500 tpd crushing, grinding and flotation circuit with associated auxiliary concentrate handling circuits; heap leach pads and new CIL and ADR circuits to treat the pregnant solutions from the leaching heaps; additional power generating capacity: and an augmented water supply In year 4 of the flotation operations, it will be expanded to treat 5,500tpd of Botija Abajo ore, coincident with the exhaustion of the Molejón gold ore.Pre production capital costs and the flotation circuit expansion costs in year 4 total $35.1 million, including a 30% contingency. Capex details are tabulated in Table 21.3.

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TABLE 21.3 BOTIJA ABAJO CAPEX
Capital Cost Item	Cost Estimated (US$ × 000)
	Period (Year)
	1	2	3	4	5	6	7	8
Plant Equipment	15,615
Grinding Plant	5,000
Flotation Circuit	4,200			8,000
CIP &ADR Circuits	3,000
Tailing Thickener Circuit	680
Misc. Auxiliary Circuits	2,735

Auxiliary Equipment	230
Tailings Storage (included in
Opex/tonne)
Power Station	2,015
Concentrate Building	250
Metallurgical Lab	100
Water Supply	250
Spare Parts and First Fill	330
Detail Design	200

Subtotal Capital Cost	18,990			8,000

Contingency (30%)	5,697			2,400

Total Capital Cost	24,687			10,400

LOM Capital Cost – US$35,087

The authors have either developed these capital costs jointly with PML personnel or reviewed those developed by PML, and believes the Capex figures to be reasonable and to be accurate to pre-feasibility study levels. The authors added additional contingency (total of 30%) to the capital costs to ensure compliance with pre-feasibility standards.

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22.0 ECONOMIC ANALYSIS

A cash flow spreadsheet has been prepared for the Botija Abajo project (Appendix 4.0).

The format used shows the production from the deposit over 7 years, with one year for construction prior to production. The production plan was prepared by Behre Dolbear and is detailed elsewhere in this report. In general, the cash flow spreadsheet shows the excavation of waste (tonnes); the production of heap-leachable material; and the production of material destined for the mill. Tonnes of waste over the project are 9.8 million tonnes; heap-leachable material is 1.5 million tonnes; and milling ore is 5.2 million tonnes. Heap-leachable average grade is 0.46 grams of gold per tonne. Mill ore average grade is 0.50 grams of gold per tonne and 0.42% copper per tonne. The spreadsheet shows (by year), the production of waste and ore, grades of the metals, metal contained in the ore, processing recoveries, and metal recovered.

Total gold recovered is 81,166 ounces, and total copper recovered is 34.8 million pounds.

Income from sales of product is determined using $1,600 per ounce for gold and $3.54 per pound of copper. Off-site treatment charges are deducted from the gross income from sales to determine net smelter return for the metals. A refining and transportation cost of $6.50 per ounce of dore is used for the gold recovered by leaching and a cost of $0.48 per pound of contained copper is used for transportation, smelting, and refining of the copper concentrates.

Operating costs are shown next on the spreadsheet. The unit costs for the various operations are shown first, then the annual cost for each operation is calculated. The various costs are detailed elsewhere in this report. Royalties of 5.24% for gold and 2% for copper are applied to the gross income from sales for each metal.

Depreciation is determined by 10 years straight-line, starting in production year 1. Net smelter return less cash operating costs less depreciation is the net income before taxes, which is shown on the spreadsheet. Income taxes at a 25% rate are determined. Stripping occurs in year -1, generating a loss to be carried forward and written off against tax liability in future years. Net income before taxes less income taxes and adding back depreciation is the net income from operations.

Capital investments are deducted to determine net cash flow. Capital expenditures for plant and equipment are $20,299,500, and are $299,000 for auxiliary equipment, $2,619,500 for the power station, $789,000 for the concentrate building, the Met. Lab., and the water supply, and $689,000 for spare parts, first fills, and detailed design. There is an expansion of the flotation plant in production year 4 of $10.4 million. Total capex is $35.087 million, including a 30% contingency.

The internal rate of return is 21.29%.

22.1	MINE LIFE

Mine life for the mill is 6 years; and mine life for the heap leach operation is 1.5 years. The life of the mill and the heap leach operations are expected to be extended by ore from at least one adjacent deposit currently being evaluated.

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22.2	CASH FLOW SPREADSHEET MODEL

A cash flow spreadsheet model of the Botija Abajo gold and copper operation has been prepared and is shown in Appendix 4.0.

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23.0 ADJACENT PROPERTIES

23.1	MINA DE COBRE PANAMÁ PROJECT

  Minera Panamá, S.A., a fully owned subsidiary of Inmet Mining Corp. is in the pre development stage of its Petaquilla Copper Project, adjacent to the north of Molejón.

  Porphyry copper ore from the Botija, Colina, and Valle Grande pits will be treated in a large concentrator at a nominal production rate of 150,000 t/d with a head grade of up to 0.7% copper and 0.013% molybdenum, AMEC 2010, Mina de Cobre Panamá Project,
  Feed Study Internal Report for Minera Panamá, S.A. “The concentrator will initially treat a nominal 150,000 t/d of ore supplied from the Botija pit; later, ore will be received from the Colina and Valle Grande pits. From Year 10, the concentrator ore throughput will be increased by 50%, to a nominal 225,000 tpd, to maintain production of concentrate despite a falling head grade.”

  These deposits are related to batholitic intrusives that are the likely sources for the fringe epithermal system at Molejón (S. Muller, 2007).

23.2	PML CONCESSIONS

PML is at various stages of the process of applying for and being granted rights in respect of claims in excess of 850 km2 surrounding its Molejón Gold Project and Inmet Mining Ltd.’s world-class copper project, all located within the Petaquilla Mineral District in central Panamá. Several promising exploration targets have been discovered and are in the definition process.

  Lata. Surface geology work is underway at Lata, a prospect northwest of Molejón, north of the other side of the Petaquilla copper deposit. Initial geologic work, soil geochemistry, and limited drill holes from the mid-1990s drill programs suggest that the greater Lata area has potential to expand the regional gold resource base.

  Oro del Norte. Soil and rock chip sampling on the Oro del Norte concession, located 22 km northeast of Molejón, has identified promising targets. Gold mineralization at the Oro del Norte concession area is associated with a series of northeast and northwest striking quartz veins and alteration. To date, 29 HQ diamond drill holes, for a total of 5,310 meters, have been completed.

23.3	BOCA DE HIQUI

  Bellhaven Copper and Gold is developing an analogous mineralization trend to the south on another concession. This is in volcanics known as the Boca de Hiqui deposit. The deposit lies in the Veraguas Gold district that has previously produced 105,000 ounces at the Santa Rosa Mine (S. Muller, AAT, 2007).

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24.0 OTHER RELEVANT DATA AND INFORMATION

Not Applicable

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25.0 INTERPRETATION AND CONCLUSIONS

25.1	INTERPRETATION

The authors made use of abundant information provided by PML, previous owners and operators, consultants, PML internal files, public information, and Behre Dolbear’s files and reports on Molejón. This information covered concession, environmental, geology, exploration, drilling, core and data handling, sampling preparation and assaying procedures, QA/QC protocols, historic resource estimates, and current resource and reserve estimates and mine planning.

The authors have no reason to believe that the information used in the preparation of the report is invalid or contains misrepresentations.

QA/QC protocols were implemented by PML and approved by the authors. AAT Mining Services(2007) made a thorough review of PML’s sample preparation, assay and security procedures concluding:
“2007 drill core samples were analyzed to industry standards with minimal variance of protocols or analytical results;
Where variance in 2007 data was obvious, results were investigated and resolved in all instances. These were usually due to transcription errors.
The 1990s program has received adequate twinning by holes drilled in 2006 to render the data useful for resource calculation purposes when the holes are proximal to 2006 holes” (AAT, 2007).

The authors reviewed AAT reports and established Protocols as well as PML logging and sampling procedures for the 2006-2007 drilling campaign, data collection, and data transfer as well as the controls and formats used in the chain of command all through the process. The authors found that these were adequate and reliable as a basis for further mineral resource estimate.

The metallurgical data from the recent flotation tests carried out in an independent lab under the supervision of the authors demonstrated that the Botija Abajo gold-copper ore is amenable to flotation. Good recoveries for both gold and copper were obtained, and it is likely that they can be improved with more detailed test work.

Based on the AAT Block Model as reviewed and approved by the authors, the authors conclude that the Botija Abajo property contains 6.301 Mt of Measured plus Indicated gold resources averaging 0.54 grams per tonne of gold and 4.687 Mt of measured plus indicated copper resources averaging 0.49% copper. Proven and Probable Reserves contained are 6.723 Mt of gold reserves averaging 0.49 grams per tonne ,and 5.001 Mt of copper reserves averaging o.44% copper.

The authors developed capital and operating costs for the new heap leach and flotation operations, ran the pit optimization, designed a main haulage ramp to the pit bottom, included 10% dilution and an ore loss of 3%, developed a new LOM schedule, and ran a cash flow sheet for the operation to demonstrate the strong economics.

Based on these parameters and the pre-feasibility level design work, the authors conclude that the Botija Abajo property contains approximately 6.7 Mt of gold reserves averaging

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0.49 grams of gold per tonne and 5.0 Mt of copper reserves averaging 0.44% copper, containing approximately 106,000 ounces of gold and 48.7 million pounds of copper. Based on the metallurgical test work, Petaquilla is expected to recover and produce approximately 81,000 ounces of gold and 34.8 million pounds of copper from these reserves. At the present time, the Mineral Resources are inclusive of the Mineral Reserves and there are no estimated Measured and Indicated Mineral Resources in addition to the above stated Reserves.

The authors recommend that for feasibility level analysis, the resource and reserve model be updated after further refinement of the database, statistical review of the assays, and evaluation of the estimation methods.

The authors, by virtue of their review and estimate of the project resources and reserves, affirm that the resource and reserve estimate is in accordance with NI 43-101 technical standards. The authors have no reason to infer that the information used in the preparation of the report is invalid or contains misrepresentations. The technical program recommended herein is based on the project technical data that are judged appropriate in the reasonable progressive economic mineral evaluation of the project.

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26.0 RECOMMENDATIONS

26.1	MINERAL RESOURCE AND RESERVE RECOMMENDATIONS

The authors recommend that for feasibility level analysis, the resource and reserve model be updated after further refinement of the database, statistical review of the assays, and evaluation of the estimation methods.

26.2	EXPLORATION PROJECT RECOMMENDATIONS

Evaluation of the Brazo deposit would be the following recommended activity, considering its closeness to Molejón and Botija Abajo, with a particularly high gold/copper ratio.

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27.0 REFERENCES

AAT Mining Services, 2007, Data Usability Assessment. Petaquilla, Botija & Valle Grande Copper Deposits, Colon Province, Panamá. Prepared for Petaquilla Copper Ltd., February 2007.

AAT Mining Services, 2007, Data Usability Assessment. Resource Estimate of the Molejón Gold Deposit through September 2007. Colon Province, Panamá. Prepared for Petaquilla Gold Ltd.

October 2007, Prepared by Sean C. Muller, P.G. AAT Mining Services Centennial, Colorado. AMEC Americas Ltd., 2007, Petaquilla Project Panamá, NI 43-101 Report, Prepared for Teck Cominco Ltd., Inmet Mining Corporation and Petaquilla Minerals, Ltd., Effective Date November 30, 2007.

Behre Dolbear, Analysis of Aggregate Resources Behre Dolbear, Mine Design and Mine Plan

Behre Dolbear, Reserve – Resource Estimate of High Grade, Low Grade Ore, and Aggregate Materials Behre Dolbear, Review of Heap Leaching Plans and Metallurgical Information.

Behre Dolbear, 2009, Petaquilla Project, Technical Report. Unpublished PML internal Report

CIM, 2010, CIM DEFINITIONS STANDARDS – For Mineral Resource and Mineral Reserves, Adopterd by CIM Council on November 27, 2010 Corbett, Greg, 2002, Epithermal Gold for Explorationists, AIG Journal, Paper 2002-1, February 2002.

Dirección Nacional de Recursos Minerales (DNRM), 2009, List of Concessions of Metallic Minerals. Web Site, November 30, 2008.

Fisher, Thomas R., Variography on the Botija Abajo, Botija Abajo West and Brazos Targets with an Analysis of Regional Variography - Petaquilla Concession Cocle Province, Republic of Panama.

December 2007, AAT Mining Services.

Hefferman, 2004, Gold Mining and Exploration in Central America, http://www.mcguinnessonline.com/ Laudrum, David, 1995, Geological, Geochemical and Diamond Drilling. Molejón Project, Colon Province Republic of Panamá, Central America, June 1995, Internal Report for Adrian Resources Ltd.

Ministerio de Comercio e Industrias, Recursos Minerales, Year N/A, Mapa Geológico de la República de Panamá, Esc. 1:500,000.

Marshall, Jeffrey S., 2007, The Geomorphology and Physiographic Provinces of Central America. In: Geology, Resources and Hazards, Edited by Jochen Bundschuh and Guillermo E. Alvarado.

Taylor & Francis, 2007.

Nelson, Carl. E and Nietzen Fernando, 2000, Metalogenia de Oro y Cobre en América Central. Revista Geológica de America Central, No. 23, 2000.

Petaquilla Minerals, Ltd., 2007 – 2010, Botija Abajo deposit data base. Drill hole and map compilation:

  01.Complete_HEADER.xls

  02.Complete_SURVEY.xls

  03.Complete_ASSAY(with_Results-8_Grade_Elements).xls

  04.Complete_LITHO(with_code_list).xls

Teck Corporation – Simons Mining Group, 1998, Petaquilla Project Feasibility Study, January 1998.

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DATE AND SIGNATURE

The undersigned prepared this Technical Report, titled Technical Report on the Botija Abajo Project –Molejón Mine, dated the 24th day of September 2012.

The format and content of the report are intended to conform to Form 43-101F1 of National Instrument (NI) 43-101 of the Canadian Securities Administrators.

Signed and Sealed

Dated this 24th day of September 2012

/s/ Robert E. Cameron
Robert E Cameron, Ph.D., MMSA 01357QP

/s/ Richard S. Kunter
Richard S. Kunter, Ph.D., CP 100346 and QP 01217

/s/ Michael D. Martin
Michael D. Martin, QP1326

/s/ Baltazar Solano-Rico
Baltazar Solano-Rico
QP 01411 (MMSA)
AUSIMM Member 221983
Geological Eng., Cédula Prof. No. 181191 (México)

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CERTIFICATE OF AUTHOR

I, Robert E Cameron, Ph.D., MMSA QP, do hereby certify that:

1)

I am a consulting Resource and Reserve Specialist doing business as Robert Cameron Consulting at the address of 200 Dubois Street, Black Hawk Colorado, USA 80422, I am a Qualified Person - No. 01357QP of the Mining and Metallurgical Society of America.

2)	I am a graduate of The University of Utah with a B.S., M.S. and Ph.D. degrees in Mining Engineering.
3)

I have practiced my profession since 1977. My relevant experience for the purpose of the Technical Report is acting as a consulting resource and reserve specialist for 30 years specializing in the due diligence review, computerized mine design, mine optimization, geostatistical review, and resource and reserve audits of a wide variety of minerals.

4)

I have read the definition of “Qualified Person” as set out in Canadian National Instrument 43-101 Standards of Disclosure for Minerals Projects (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

5)

I am responsible for preparation of Sections 1.9, 1.10, 14.0, and 15.0 of this Technical Report titled “A Technical Report on the Botija Abajo Project – A Satellite Deposit of the Molejón Mine (NI 43-101 Technical Report), Donoso District, Colon Province, Republic of Panamá,” dated September 24, 2012.

6)	I have not personally visited the properties that are the subject of this report.
7)	I have had no prior involvement with the properties that are the subject of the Technical Report.
8)	I am independent of Petaquilla Minerals Ltd, as set out in Section 1.5 of NI 43-101.
9)	I have read National Instrument 43-101 and the technical report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10)

As of the date of the certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11)

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 24th day of September 2012

“Signed and Sealed”

/s/ Robert E. Cameron
Robert E Cameron, Ph.D., MMSA 01357QP

Project 12-208 (NI 43-101)	130	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

CERTIFICATE OF RICHARD S. KUNTER

I, Richard S. Kunter, FAusIMM, CP, MSME, and MMSA QP, do hereby certify that:

1)

I am a Senior Associate of Behre Dolbear & Company (USA), Inc., 6430 South Fiddler’s Green Circle, Suite 250, Greenwood Village, Colorado, 80112, an independent contractor to the Company. I am not now nor ever have been a full-time employee of the Company.

2)

I am a Chartered Professional Metallurgical Engineer in good standing of the Australasian Institute of Mining and Metallurgy No. 100346 and I am a Qualified Person No. 01217QP of the Mining and Metallurgical Society of America.

3)

I am a metallurgical engineer with over 40 years of experience in the mining industry and have been responsible for the preparation and review of technical and/or competent person’s reports, metallurgical and process development programs, statements of metallurgical recovery from mineral resources and other similar reports and studies on various properties domestically and internationally during the past 20 years. Prior to that I have held operating and technical positions in mining and process industries for Western Mining Corporation in Australia as Research and Process Metallurgist, Newmont Mining as Mill Superintendent at Telfer Gold, Homestake Mining Company as Senior Corporate Metallurgist, Artech Recovery Systems as VP Technical, and Advanced Science as Project Manager, in aggregate covering 20 years.

4)

I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

5)

My experience covers work in a variety of commodities and deposit types, including molybdenum, copper, uranium, and gold. I have visited the property that is the subject of the technical report on April 12, 2012 (for 3 days).

6)

I am responsible for preparing or supervising the preparation of the scientific and technical information concerning metallurgy and process regarding the Molejón Project disclosed (or incorporated by reference) in “A Technical Report on the Botija Abajo Project – A Satellite Deposit of the Molejón Mine (NI 43-101 Technical Report), Donoso District, Colon Province, Republic of Panamá,” dated September 24, 2012. This information is contained in parts of Sections 1.11, 13.0, and 17.0.

7)

As of the date of this report: to the best of my knowledge, information, and belief, my contribution to the Report contains all scientific and technical information that is required to be disclosed to make the report not misleading

8)	I am independent of Petaquilla Minerals Ltd, owner of the Molejón Mine as set out in Section 1.5 of National Instrument 43-101.
9)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
10)

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public. I consent to the use of this report in a Prospectus, A Statement of Material Facts, or any other filing required by Petaquilla Minerals, Ltd., various securities commissions, or any other similar institutions

Project 12-208 (NI 43-101)	131	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

Dated this 24th day of September 2012

“Signed and Sealed”

/s/ Richard S. Kunter
Richard S. Kunter, Ph.D., CP 100346 and QP 01217

Project 12-208 (NI 43-101)	132	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

CERTIFICATE OF MICHAEL D. MARTIN

I, Michael D. Martin of 499, Crawford Street, Golden, Colorado, USA certify that:

1)	I am a Senior Associate, Behre Dolbear and Company, (USA) Inc., 6430 South Fiddler’s Green Circle, Suite 250, Greenwood Village, Colorado, 80112.
2)	I am a graduate of Cambridge University, England with an M.A. (Science) in 1955 and of the Royal School of Mines, London University, England with a B.Sc. (Min. Eng.) in 1953
3)	I am a member of SME and a Qualified Professional (QP) Member – Mining, of the Mining and Metallurgical Society of America, QP Member Number 1326.
4)	I have practiced my profession continuously since 1953 and have been involved in management and mining engineering activities for copper, molybdenum, gold, silver, and iron ore projects.
5)

I have read the definition of “qualified person” as set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6)

I am responsible for part of Section 1.11, 16.0, and 21.0 of the “A Technical Report on the Botija Abajo Project – A Satellite Deposit of the Molejón Mine (NI 43-101 Technical Report), Donoso District, Colon Province, Republic of Panamá,” dated September 24, 2012.

7)

I visited the Molejón Mine Property on five separate occasions, commencing with February 25-26, 2010. My most recent to the property was on April 12, 2012 (for 3 days). Otherwise, I have had no prior involvement with the properties that are the subject of the Technical Report.

8)	I am independent of Petaquilla Minerals LTD, owner of the Molejón Mine as set out in Section 1.5 of National Instrument 43-101.
9)

As of the date of this report: to the best of my knowledge, information, and belief, my contribution to the Report contains all scientific and technical information that is required to be disclosed to make the report not misleading

10)	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
11)

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public. I consent to the use of this report in a Prospectus, A Statement of Material Facts, or any other filing required by Petaquilla Minerals, Ltd., various securities commissions, or any other similar institutions

Dated this 24th day of September 2012

“Signed and Sealed”

/s/ Michael D. Martin
Michael D. Martin, B.Sc., MMSA QP 1326

Project 12-208 (NI 43-101)	133	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

CERTIFICATE OF BALTAZAR SOLANO-RICO

I, Baltazar Solano-Rico, M.Sc., Geol. Eng., do hereby certify that:

1)	I am currently a Senior Associate of Behre Dolbear & Company (USA), Inc., 6430 South Fiddler’s Green Circle, Suite 260, Greenwood Village, Colorado, 80112.
2)	I am a Geological Engineer registered at the Professions Directorship of the Public Education Ministry in México, holder of a Registry Certificate Number 181191.
3)

I am a graduate of the National University of México, with a degree of Geological Engineer (1970) and of the University of Arizona, with a Master of Science degree in Geological Engineering (Exploration of Mineral Deposits), 1975.

4)

I am an active member of the AusIMM, The Australasian Institute of Mining and Metallurgy. I am an active member of the AIMMGM and CIMMGM (Mining, Metallurgical and Geological Professional Association and College of México).

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101 and past relevant work experience, I fulfill the requirements to be and am the “qualified person” for the purposes of NI 43- 101 and this report in its entirety.

6)

I have practiced my profession continuously since graduation and have acted in a responsible manner throughout my professional career. For a period of more than 40 years, I have performed predominantly field, supervision, management, and consulting assignments with respect to exploration, evaluation, development and economic analysis of mineral deposits in México, the United States of America, Canada and Latin America.

7)

My experience in the geology and mineralization of precious metal ore is of more than 40 years, while my experience in the area of epithermal gold deposits in Panamá is of 5 years. I have made several site visits to the Molejón property between 2007 and 2011. My most recent site visit was March 15, 2012 (for 8 days).

8)

I am co-responsible for the preparation of Sections 1.0 through 12.0, 18.0, 19.0, 20.0, and 22.0 through 27.0 of the report titled “A Technical Report on the Botija Abajo Project – A Satellite Deposit of the Molejón Mine (NI 43-101 Technical Report), Donoso District, Colon Province, Republic of Panamá” and dated September 24, 2012 (Technical Report).

9)

As of the date of this report: to the best of my knowledge, information, and belief, my contribution to the Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

10)

I am independent of Petaquilla Minerals LTD, owner of the Molejón Mine as set out in Section 1.5 of National Instrument 43-101.I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report  has been prepared in compliance with that instrument and form.

11)

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public. I consent to the use of this report in a Prospectus, A Statement of Material Facts, or any other filing required by Petaquilla Minerals, Ltd., various securities commissions, or any other similar institutions

Dated this 24th day of September 2012

“Signed and Sealed”

/s/ Baltazar Solano-Rico
Baltazar Solano-Rico Geol. Eng., M.Sc., Q.P.

Project 12-208 (NI 43-101)	134	BEHRE DOLBEAR

Botija Abajo Project – Molejón Mine
September 2012

APPENDIX 1.0
CONCESSIONS

Ley Petaquilla
Cánones Superficiales
(Reference: Ministerio de Comercio e Industria, 2008, Comunicación DNRM-DN-312)

Environmental: ANAM Resolución DIEORA 809-2008

Project 12-208 (NI 43-101)	A1-1	BEHRE DOLBEAR

República de Panamá

Ministerio de Comercio e Industrias

DNRM-DN-312
Panamá, 20 de noviembre de 2008

Licenciado
PEDRO LUIS PRADOS VILLAR
Director General de Ingresos
Ministerio de Economía y Finanzas
E. S. D.

Señor Director:

La empresa **PETAQUILLA GOLD, S.A.,** es concesionaria del Contrato Ley Nº Nº 9 de 26 de febrero 1977, que le otorga derechos exclusivos para explorar. Extraer, explotar, beneficiar, procesar, refinar, transportar, vender y comercializar minerales metálicos (oro) la "**zona definida como área de Proyecto**" que comprende una (1) zona de 1185.35 hectáreas, ubicada en los corregimientos de San José del General y Coclé del Norte, distrito de Donoso, provincia de Colón, por lo que deberá pagar el canon superficial correspondiente al período del 28 de febrero de 2008 al 27 de febrero de 2009.

De acuerdo con el Artículo 210 del Código de Recursos Minerales, la empresa deberá pagar cánones superficiales calculados a razón de B/.3.50 por hectárea o fracción de la misma por año, Según el siguiente detalle

Período del 28 de febrero de 2008 al 27 de febrero de 2009.

1185.35 hás. x B/.3.50	B/.	4,148.72
Menos 15% Ley 32 de 9/2/96	B/.	622.30
TOTAL # 1	**B/.**	**3,526.42**
Según nota DNRM-MC-286, de 10 de abril de 2008, fueron pagado 600 Hectáreas.	**B/.**	**1,785.00**
TOTAL A PAGAR	**B/.**	**1,741.42**

Facilitando el Desarrollo Económico con una Visión Social

Calle Melchor Lazo de la Vega
Apartado 8515, Zona 5, República de Panamá
Teléfonos (507) 560-0540 Fax (507)560-0528

Botija Abajo Project – Molejón Mine
September 2012

APPENDIX 2.0
ALS MINERALS CERTIFICATES

Project 12-208 (NI 43-101)	A2-1	BEHRE DOLBEAR

ALS Canada Ltd.	To:	PETAQUILLA MINERALS LTD	Page: 1
2103 Dollarton Hwy		777 HORNBY STREET, SUITE 1230	Finalized Date: 5-APR-2012
North Vancouver BC V7H 0A7		VANCOUVER BC V6Z 1S4	This copy reported on
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com			10-APR-2012
Account: PETMIN

CERTIFICATE VA12065402			SAMPLE PREPARATION
			ALS CODE	DESCRIPTION
Project: Botija Abajo			WEI-21	Received Sample Weight
P.O. No.: BA-001			PUL-QC	Pulverizing QC Test
This report is for 43 Crushed Core samples submitted to our lab in Vancouver, BC, Canada on 23-MAR-2012.			LOG-22	Sample login - Rcd w/o BarCode
			PUL-31	Pulverize split to 85% <75 um
The following have access to data associated with this certificate:
JANET FRANCIS	BALTAZAR SOLANO	MARITZA SOTILLO	ANALYTICAL PROCEDURES
			ALS CODE	DESCRIPTION	INSTRUMENT
			Au-GRA22	Au 50 g FA-GRAV finish	WST-SIM
			ME-ICP41	35 Element Aqua Regia ICP-AES	ICP-AES
			Cu-OG46	Ore Grade Cu - Aqua Regia	VARIABLE
			ME-OG46	Ore Grade Elements - AquaRegia	ICP-AES

To:	PETAQUILLA MINERALS LTD
ATTN: BALTAZAR SOLANO
777 HORNBY STREET, SUITE 1230
VANCOUVER BC V6Z 1S4

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.	Signature:	/s/ Colin Ramshaw
Colin Ramshaw, Vancouver Laboratory Manager

ALS Canada Ltd.	To:	PETAQUILLA MINERALS LTD	Page: 2 - A
2103 Dollarton Hwy		777 HORNBY STREET, SUITE 1230	Total # Pages: 3 (A - C)
North Vancouver BC V7H 0A7		VANCOUVER BC V6Z 1S4	Finalized Date: 5-APR-2012
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com			Account: PETMIN

Project: Botija Abajo
CERTIFICATE OF ANALYSIS VA12065402

	Method	WEI-21	Au-GRA22	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
	Analyte	Recvd Wt.	Au	Ag	Al	As	B	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe
	Units	kg	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%
Sample Description	LOR	0.02	0.05	0.2	0.01	2	10	10	0.5	2	0.01	0.5	1	1	1	0.01
D64951		0.18	<0.05	<0.2	1.03	4	<10	90	<0.5	3	0.01	<0.5	<1	3	136	3.81
D64952		0.18	0.10	20.7	0.46	4	<10	70	<0.5	4	0.01	<0.5	2	1	1335	5.60
D64953		0.26	0.14	2.3	0.28	14	<10	50	<0.5	5	0.03	<0.5	9	3	7350	7.38
D64954		0.26	0.08	0.9	2.63	2	<10	60	<0.5	5	1.64	<0.5	22	21	2010	10.05
D64955		0.22	<0.05	0.2	1.06	8	<10	60	<0.5	3	0.02	<0.5	<1	1	104	3.28
D64956		0.20	0.26	<0.2	0.92	6	<10	70	<0.5	2	0.03	<0.5	<1	3	501	3.61
D64957		0.18	0.06	1.1	1.86	<2	<10	100	<0.5	<2	0.01	<0.5	5	3	7020	2.19
D64958		0.16	0.16	0.3	1.02	<2	<10	40	<0.5	<2	0.01	<0.5	<1	1	47	0.54
D64959		0.22	0.19	4.6	0.94	5	<10	40	<0.5	<2	0.02	<0.5	7	5	7070	5.20
D64960		0.20	0.24	5.0	1.03	2	<10	40	<0.5	<2	0.02	0.5	8	6	7550	5.72
D64961		0.20	0.39	1.5	1.67	<2	<10	70	<0.5	<2	0.11	1.3	10	4	5750	3.50
D64962		0.22	0.26	0.5	0.78	<2	<10	260	<0.5	2	0.04	<0.5	<1	4	514	4.35
D64963		0.24	2.27	0.5	0.14	8	<10	60	<0.5	2	0.01	<0.5	<1	3	348	3.25
D64964		0.26	1.90	25.9	0.10	18	<10	20	<0.5	3	0.01	<0.5	<1	2	625	3.67
D64965		0.22	1.75	4.8	0.39	3	<10	30	<0.5	<2	0.02	<0.5	10	1	>10000	3.28
D64966		0.24	1.40	4.3	1.44	<2	<10	40	<0.5	7	0.01	5.7	10	9	>10000	4.46
D64967		0.24	1.59	4.4	1.48	4	<10	50	<0.5	<2	0.18	0.5	11	12	7590	6.23
D64968		0.22	0.19	1.1	2.30	<2	<10	160	<0.5	<2	0.81	0.5	12	16	1885	4.93
D64969		0.20	0.08	0.2	0.64	<2	<10	40	<0.5	4	0.02	<0.5	<1	1	168	4.94
D64970		0.20	1.02	1.0	0.48	3	<10	20	<0.5	2	0.01	<0.5	<1	1	61	1.06
D64971		0.20	0.41	1.2	0.41	<2	<10	30	<0.5	2	0.01	<0.5	<1	1	131	3.48
D64972		0.24	0.08	1.1	0.32	<2	<10	50	<0.5	<2	0.04	2.8	9	2	6920	4.12
D64973		0.18	0.77	0.4	0.45	11	<10	40	<0.5	2	0.01	<0.5	<1	2	129	3.02
D64974		0.26	0.27	0.3	0.23	6	<10	20	<0.5	5	0.01	<0.5	<1	1	155	4.51
D64975		0.14	<0.05	<0.2	0.05	<2	<10	<10	<0.5	<2	0.01	<0.5	1	1	48	0.18
D64976		0.20	0.06	8.3	0.94	2	<10	60	<0.5	<2	0.11	<0.5	7	1	4290	4.62
D64977		0.26	0.27	0.3	0.53	2	<10	30	<0.5	<2	0.02	<0.5	<1	4	103	3.50
D64978		0.18	0.06	<0.2	3.17	6	<10	40	1.3	3	0.54	7.0	23	1	299	4.75
D64979		0.20	0.35	1.4	1.04	7	<10	40	<0.5	<2	0.03	0.8	5	3	8170	3.36
D64980		0.18	0.40	1.4	0.88	7	<10	30	<0.5	<2	0.02	0.9	5	3	8600	3.35
D64981		0.20	1.49	2.6	0.90	17	<10	40	<0.5	<2	0.03	0.5	7	4	>10000	2.81
D64982		0.18	0.44	1.6	0.79	6	<10	60	<0.5	2	0.01	<0.5	11	3	9710	3.97
D64983		0.22	1.52	5.8	0.49	2	<10	40	<0.5	<2	0.01	<0.5	6	5	>10000	3.69
D64984		0.20	0.13	1.4	1.50	<2	<10	60	<0.5	2	0.27	1.4	9	4	2250	3.07
D64985		0.22	0.51	5.8	1.36	<2	<10	110	<0.5	<2	0.72	1.2	6	7	>10000	4.17
D64986		0.24	1.67	3.2	0.37	12	<10	10	<0.5	<2	0.02	<0.5	5	13	4560	4.37
D64987		0.22	0.14	0.9	1.84	4	<10	100	<0.5	<2	0.25	1.5	7	8	1560	4.03
D64988		0.20	0.10	1.6	1.16	<2	<10	70	<0.5	2	0.24	10.2	9	6	996	4.18
D64989		0.20	0.06	9.5	0.50	<2	<10	100	<0.5	<2	0.01	<0.5	2	3	890	3.52
D64990		0.22	0.06	3.4	1.08	2	<10	70	<0.5	<2	0.02	9.7	10	3	1620	4.63

ALS Canada Ltd.	To:	PETAQUILLA MINERALS LTD	Page: 2 - B
2103 Dollarton Hwy		777 HORNBY STREET, SUITE 1230	Total # Pages: 3 (A - C)
North Vancouver BC V7H 0A7		VANCOUVER BC V6Z 1S4	Finalized Date: 5-APR-2012
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com			Account: PETMIN

Project: Botija Abajo
CERTIFICATE OF ANALYSIS VA12065402

	Method	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
	Analyte	Ga	Hg	K	La	Mg	Mn	Mo	Na	Ni	P	Pb	S	Sb	Sc	Sr
	Units	ppm	ppm	%	ppm	%	ppm	ppm	%	ppm	ppm	ppm	%	ppm	ppm	ppm
Sample Description	LOR	10	1	0.01	10	0.01	5	1	0.01	1	10	2	0.01	2	1	1
D64951		<10	<1	0.20	<10	0.03	28	9	0.02	<1	130	12	0.02	<2	2	4
D64952		<10	<1	0.18	<10	0.01	36	6	0.03	<1	<10	6	1.67	<2	1	4
D64953		<10	<1	0.13	<10	0.01	43	20	0.02	2	120	34	5.03	2	1	5
D64954		10	1	0.23	10	1.85	1295	26	0.03	9	800	12	3.24	<2	7	24
D64955		<10	<1	0.19	10	0.02	27	19	0.01	<1	30	15	0.02	<2	1	3
D64956		<10	<1	0.18	<10	0.02	50	11	0.01	<1	1520	9	0.04	<2	2	3
D64957		10	1	0.26	10	0.60	548	7	0.01	1	370	15	0.45	<2	3	3
D64958		<10	<1	0.10	10	0.01	15	3	0.01	1	60	14	<0.01	<2	5	11
D64959		<10	<1	0.15	<10	0.37	361	6	0.01	<1	<10	21	4.68	<2	2	2
D64960		<10	<1	0.17	<10	0.39	385	6	0.01	2	10	15	5.49	<2	2	2
D64961		10	<1	0.15	10	0.68	713	4	0.02	1	160	6	1.36	<2	3	15
D64962		<10	<1	0.11	10	0.02	79	4	0.01	<1	820	39	0.06	2	1	21
D64963		<10	<1	0.03	<10	0.01	39	5	0.01	<1	80	19	0.04	<2	<1	2
D64964		<10	1	0.02	<10	<0.01	51	2	0.01	<1	10	10	0.04	<2	<1	2
D64965		<10	<1	0.04	<10	0.01	25	3	0.01	1	<10	8	3.90	<2	1	4
D64966		10	<1	0.06	<10	0.53	1340	3	0.01	4	670	5	2.47	<2	2	5
D64967		10	<1	0.14	<10	0.82	1030	5	0.01	5	470	8	2.52	<2	2	7
D64968		10	<1	0.15	10	1.53	1335	8	0.04	14	980	14	1.17	<2	4	180
D64969		<10	<1	0.09	<10	0.01	22	1	0.02	<1	120	13	0.03	<2	2	8
D64970		<10	<1	0.06	<10	0.01	26	8	0.01	<1	10	14	0.01	<2	1	5
D64971		<10	<1	0.07	<10	0.01	32	7	0.01	<1	30	13	0.03	<2	1	6
D64972		<10	<1	0.11	<10	0.05	116	6	0.01	1	110	5	3.87	<2	1	10
D64973		<10	<1	0.13	<10	0.01	21	15	0.01	<1	<10	10	0.02	2	1	3
D64974		<10	1	0.07	<10	0.01	21	30	0.01	<1	<10	15	0.03	<2	1	2
D64975		<10	<1	0.01	<10	<0.01	20	<1	0.01	<1	30	<2	0.03	<2	<1	1
D64976		<10	1	0.12	<10	0.12	206	5	0.01	<1	390	9	2.34	<2	2	30
D64977		<10	<1	0.23	<10	0.01	82	9	0.01	1	110	90	0.02	<2	1	3
D64978		10	1	0.12	30	1.27	495	1	0.02	5	2530	6	0.39	<2	15	14
D64979		<10	<1	0.26	<10	0.17	431	20	0.01	1	<10	13	1.35	<2	2	5
D64980		<10	<1	0.23	<10	0.17	435	27	0.01	1	<10	12	1.37	<2	2	4
D64981		<10	<1	0.24	<10	0.09	176	6	0.01	2	40	17	2.04	<2	2	2
D64982		<10	<1	0.19	<10	0.02	62	17	0.02	2	20	68	3.92	<2	1	5
D64983		<10	<1	0.12	<10	0.07	202	3	0.02	1	<10	27	4.33	<2	1	2
D64984		10	<1	0.15	10	0.80	1715	7	0.02	1	550	106	2.00	<2	2	22
D64985		<10	<1	0.32	10	0.53	690	2	0.03	2	2400	15	2.60	<2	2	22
D64986		<10	<1	0.02	<10	0.15	763	11	0.01	1	60	8	0.93	<2	1	3
D64987		10	<1	0.25	<10	1.24	1950	12	0.03	1	720	18	1.76	<2	1	18
D64988		<10	<1	0.22	10	0.80	1160	7	0.01	<1	670	25	3.66	<2	1	11
D64989		10	<1	0.28	<10	0.02	68	16	0.02	<1	40	56	0.64	<2	1	7
D64990		<10	<1	0.21	10	0.76	968	12	0.01	1	30	252	4.14	<2	1	6

ALS Canada Ltd.	To:	PETAQUILLA MINERALS LTD	Page: 2 - C
2103 Dollarton Hwy		777 HORNBY STREET, SUITE 1230	Total # Pages: 3 (A - C)
North Vancouver BC V7H 0A7		VANCOUVER BC V6Z 1S4	Finalized Date: 5-APR-2012
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com			Account: PETMIN

Project: Botija Abajo
CERTIFICATE OF ANALYSIS VA12065402

	Method	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	Cu-OG46
	Analyte	Th	Ti	Tl	U	V	W	Zn	Cu
	Units	ppm	%	ppm	ppm	ppm	ppm	ppm	%
Sample Description	LOR	20	0.01	10	10	1	10	2	0.001
D64951		<20	<0.01	<10	<10	21	<10	11
D64952		<20	<0.01	<10	<10	14	<10	7
D64953		<20	<0.01	<10	<10	50	<10	31
D64954		<20	0.01	<10	<10	158	<10	222
D64955		<20	<0.01	<10	<10	19	<10	32
D64956		<20	<0.01	<10	<10	23	<10	15
D64957		<20	<0.01	<10	<10	55	<10	108
D64958		<20	<0.01	<10	<10	14	<10	5
D64959		<20	<0.01	<10	<10	20	<10	113
D64960		<20	<0.01	<10	<10	21	<10	111
D64961		<20	<0.01	<10	<10	51	<10	182
D64962		<20	<0.01	<10	<10	41	<10	19
D64963		<20	<0.01	<10	<10	12	<10	3
D64964		<20	<0.01	<10	<10	11	<10	2
D64965		<20	<0.01	<10	<10	8	<10	6	2.24
D64966		<20	<0.01	<10	<10	41	<10	187	1.300
D64967		<20	0.01	<10	<10	47	<10	135
D64968		<20	0.07	<10	<10	71	<10	209
D64969		<20	<0.01	<10	<10	31	<10	17
D64970		<20	<0.01	<10	<10	15	<10	5
D64971		<20	<0.01	<10	<10	24	<10	4
D64972		<20	<0.01	<10	<10	20	<10	515
D64973		<20	<0.01	<10	<10	15	<10	6
D64974		<20	<0.01	<10	<10	16	<10	2
D64975		<20	<0.01	<10	<10	1	<10	3
D64976		<20	<0.01	<10	<10	33	<10	103
D64977		<20	0.01	<10	<10	15	<10	5
D64978		<20	<0.01	<10	<10	144	<10	240
D64979		<20	<0.01	<10	<10	70	<10	137
D64980		<20	<0.01	<10	<10	70	<10	146
D64981		<20	<0.01	<10	<10	47	<10	53	2.01
D64982		<20	<0.01	<10	<10	13	20	37
D64983		<20	<0.01	<10	<10	10	<10	38	3.92
D64984		<20	<0.01	<10	<10	27	<10	332
D64985		<20	0.03	<10	<10	30	<10	230	1.500
D64986		<20	0.01	<10	<10	26	<10	58
D64987		<20	0.01	<10	<10	32	<10	489
D64988		<20	<0.01	<10	<10	17	<10	2120
D64989		<20	<0.01	<10	<10	9	<10	48
D64990		<20	<0.01	<10	<10	18	<10	2100

ALS Canada Ltd.	To:	PETAQUILLA MINERALS LTD	Page: 3 - A
2103 Dollarton Hwy		777 HORNBY STREET, SUITE 1230	Total # Pages: 3 (A - C)
North Vancouver BC V7H 0A7		VANCOUVER BC V6Z 1S4	Finalized Date: 5-APR-2012
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com			Account: PETMIN

Project: Botija Abajo
CERTIFICATE OF ANALYSIS VA12065402

	Method	WEI-21	Au-GRA22	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
	Analyte	Recvd Wt.	Au	Ag	Al	As	B	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe
	Units	kg	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%
Sample Description	LOR	0.02	0.05	0.2	0.01	2	10	10	0.5	2	0.01	0.5	1	1	1	0.01
D64991		0.22	<0.05	1.6	1.72	<2	<10	70	<0.5	<2	0.40	<0.5	8	7	1855	3.96
D64992		0.22	0.12	1.4	0.44	4	<10	40	<0.5	4	0.85	0.6	10	5	393	6.03
D64993		0.22	0.27	13.0	1.11	2	<10	20	<0.5	3	0.21	18.2	13	5	1125	8.62

ALS Canada Ltd.	To:	PETAQUILLA MINERALS LTD	Page: 3 - B
2103 Dollarton Hwy		777 HORNBY STREET, SUITE 1230	Total # Pages: 3 (A - C)
North Vancouver BC V7H 0A7		VANCOUVER BC V6Z 1S4	Finalized Date: 5-APR-2012
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com			Account: PETMIN

Project: Botija Abajo
CERTIFICATE OF ANALYSIS VA12065402

	Method	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
	Analyte	Ga	Hg	K	La	Mg	Mn	Mo	Na	Ni	P	Pb	S	Sb	Sc	Sr
	Units	ppm	ppm	%	ppm	%	ppm	ppm	%	ppm	ppm	ppm	%	ppm	ppm	ppm
Sample Description	LOR	10	1	0.01	10	0.01	5	1	0.01	1	10	2	0.01	2	1	1
D64991		10	<1	0.21	<10	0.79	1660	4	0.03	1	790	15	1.33	<2	2	24
D64992		<10	<1	0.20	10	0.09	555	8	0.01	2	820	19	6.74	<2	1	11
D64993		<10	<1	0.32	<10	0.62	885	9	0.02	<1	740	183	9.65	<2	1	9

ALS Canada Ltd.	To:	PETAQUILLA MINERALS LTD	Page: 3 - C
2103 Dollarton Hwy		777 HORNBY STREET, SUITE 1230	Total # Pages: 3 (A - C)
North Vancouver BC V7H 0A7		VANCOUVER BC V6Z 1S4	Finalized Date: 5-APR-2012
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com			Account: PETMIN

Project: Botija Abajo
CERTIFICATE OF ANALYSIS VA12065402

	Method	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	Cu-OG46
	Analyte	Th	Ti	Tl	U	V	W	Zn	Cu
	Units	ppm	%	ppm	ppm	ppm	ppm	ppm	%
Sample Description	LOR	20	0.01	10	10	1	10	2	0.001
D64991		<20	0.01	<10	<10	37	<10	199
D64992		<20	<0.01	<10	<10	7	<10	133
D64993		<20	<0.01	<10	<10	11	<10	3240

ALS Canada Ltd.	To:	PETAQUILLA MINERALS LTD	Page: 1
2103 Dollarton Hwy		777 HORNBY STREET, SUITE 1230	Finalized Date: 2-MAY-2012
North Vancouver BC V7H 0A7		VANCOUVER BC V6Z 1S4	This copy reported on
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com			15-MAY-2012
Account: PETMIN

CERTIFICATE VA12065402			SAMPLE PREPARATION
			ALS CODE	DESCRIPTION
Project: Botija Abajo			WEI-21	Received Sample Weight
P.O. No.: BA-002			LOG-24	Pulp Long - Rcd w/o Barcode
This report is for 11 Pulp samples submitted to our lab in Vancouver, BC, Canada on 25-APR-2012.			LOG-QC	QC Test on Received Samples

The following have access to data associated with this certificate:			ANALYTICAL PROCEDURES
JANET FRANCIS	BALTAZAR SOLANO	MARITZA SOTILLO	ALS CODE	DESCRIPTION	INSTRUMENT
			Au-GRA22	Au 50 g FA-GRAV finish	WST-SIM
			ME-ICP41	35 Element Aqua Regia ICP-AES	ICP-AES
			Cu-OG46	Ore Grade Cu - Aqua Regia	VARIABLE
			ME-OG46	Ore Grade Elements - AquaRegia	ICP-AES

To:	PETAQUILLA MINERALS LTD
ATTN: BALTAZAR SOLANO
777 HORNBY STREET, SUITE 1230
VANCOUVER BC V6Z 1S4

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.	Signature:	/s/ Colin Ramshaw
Colin Ramshaw, Vancouver Laboratory Manager

ALS Canada Ltd.	To:	PETAQUILLA MINERALS LTD	Page: 2 - A
2103 Dollarton Hwy		777 HORNBY STREET, SUITE 1230	Total # Pages: 2 (A - C)
North Vancouver BC V7H 0A7		VANCOUVER BC V6Z 1S4	Finalized Date: 2-MAY-2012
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com			Account: PETMIN

Project: Botija Abajo
CERTIFICATE OF ANALYSIS VA12089737

	Method	WEI-21	Au-GRA22	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
	Analyte	Recvd Wt.	Au	Ag	Al	As	B	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe
	Units	kg	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%
Sample Description	LOR	0.02	0.05	0.2	0.01	2	10	10	0.5	2	0.01	0.5	1	1	1	0.01
D001592		0.16	0.18	4.7	1.42	2	<10	60	<0.5	<2	0.13	<0.5	9	1	4360	3.26
D003665		0.20	0.17	0.4	1.93	3	<10	60	<0.5	<2	0.73	0.9	19	4	1005	5.79
D015664		0.18	0.06	0.2	1.43	<2	<10	110	<0.5	<2	1.15	<0.5	4	1	541	2.91
D004963		0.20	1.30	8.5	0.79	<2	<10	90	<0.5	<2	1.80	5.4	3	3	>10000	4.25
D006874		0.22	0.50	0.9	2.37	7	<10	70	<0.5	2	0.01	<0.5	31	12	701	8.58
D001933		0.22	0.10	<0.2	1.85	6	<10	110	<0.5	2	0.01	<0.5	1	5	490	5.09
D016449		0.20	<0.05	<0.2	1.23	4	<10	60	<0.5	3	0.02	<0.5	17	1	209	5.04
D009228		0.20	<0.05	0.2	2.90	8	<10	90	<0.5	<2	0.07	<0.5	15	10	796	6.46
D002488		0.22	0.39	1.2	0.53	2	<10	90	<0.5	2	0.62	<0.5	2	1	8360	2.93
D003485		0.20	0.44	0.3	1.61	5	<10	30	<0.5	<2	<0.01	<0.5	5	1	277	3.55
D002445		0.20	0.22	1.1	1.61	5	<10	80	0.5	<2	0.30	0.6	10	1	3370	5.82

ALS Canada Ltd.	To:	PETAQUILLA MINERALS LTD	Page: 2 - B
2103 Dollarton Hwy		777 HORNBY STREET, SUITE 1230	Total # Pages: 2 (A - C)
North Vancouver BC V7H 0A7		VANCOUVER BC V6Z 1S4	Finalized Date: 2-MAY-2012
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com			Account: PETMIN

Project: Botija Abajo
CERTIFICATE OF ANALYSIS VA12089737

	Method	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
	Analyte	Ga	Hg	K	La	Mg	Mn	Mo	Na	Ni	P	Pb	S	Sb	Sc	Sr
	Units	ppm	ppm	%	ppm	%	ppm	ppm	%	ppm	ppm	ppm	%	ppm	ppm	ppm
Sample Description	LOR	10	1	0.01	10	0.01	5	1	0.01	1	10	2	0.01	2	1	1
D001592		<10	<1	0.17	<10	0.22	292	5	0.02	1	130	34	2.03	<2	3	36
D003665		<10	<1	0.20	10	1.85	2490	13	0.02	2	860	17	4.91	<2	4	10
D015664		<10	<1	0.19	10	0.67	745	25	0.06	<1	870	4	1.45	<2	1	48
D004963		<10	<1	0.19	<10	0.37	1380	6	0.02	5	350	4	2.65	<2	1	30
D006874		10	<1	0.12	<10	0.04	1720	11	0.01	<1	500	45	0.04	<2	23	4
D001933		<10	<1	0.35	20	0.04	143	197	0.01	<1	370	11	0.04	<2	3	9
D016449		<10	<1	0.15	<10	0.91	74	2	0.02	5	60	<2	4.74	<2	1	9
D009228		10	<1	0.20	10	2.06	1610	15	0.02	9	100	5	3.35	<2	6	30
D002488		<10	<1	0.29	<10	0.13	1750	12	0.01	<1	560	3	1.24	<2	1	12
D003485		10	<1	0.09	<10	0.01	625	5	0.01	<1	180	57	0.02	<2	4	4
D002445		<10	<1	0.32	10	0.84	1380	20	0.01	<1	830	10	2.65	<2	2	8

ALS Canada Ltd.	To:	PETAQUILLA MINERALS LTD	Page: 2 - C
2103 Dollarton Hwy		777 HORNBY STREET, SUITE 1230	Total # Pages: 2 (A - C)
North Vancouver BC V7H 0A7		VANCOUVER BC V6Z 1S4	Finalized Date: 2-MAY-2012
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com			Account: PETMIN

Project: Botija Abajo
CERTIFICATE OF ANALYSIS VA12089737

	Method	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	Cu-OG46
	Analyte	Th	Ti	Tl	U	V	W	Zn	Cu
	Units	ppm	%	ppm	ppm	ppm	ppm	ppm	%
Sample Description	LOR	20	0.01	10	10	1	10	2	0.001
D001592		<20	<0.01	<10	<10	39	<10	96
D003665		<20	<0.01	<10	<10	55	<10	300
D015664		<20	0.04	<10	<10	33	<10	75
D004963		<20	<0.01	<10	<10	24	<10	794	1.800
D006874		<20	<0.01	<10	<10	202	<10	173
D001933		<20	<0.01	<10	<10	43	<10	18
D016449		<20	<0.01	<10	<10	24	<10	68
D009228		<20	<0.01	<10	<10	92	<10	287
D002488		<20	<0.01	<10	<10	23	<10	66
D003485		<20	<0.01	<10	<10	54	<10	11
D002445		<20	<0.01	<10	<10	45	<10	186

Botija Abajo Project – Molejón Mine
September 2012

APPENDIX 3.0
QA/QC SAMPLE LOGGING AND
SAMPLE PREPARATION (PROTOCOL)

A3-1

APPENDIX A

SAMPLING, LOGGING AND SAMPLE PREPARATION PROTOCOLS

To:	Molejon Personnel	Date: April 4, 2006
From:	Sean C. Muller, P.G.
Subject: (Quality Assurance and Control QA/QC) Protocol for the Molejon Core Drilling Program

This memorandum describes the sequence of procedures for drill core handling, logging, sampling and security for the Molejon Project as revised from a prior September 2005 directive. These procedures, if carefully implemented, shall provide for representative and defensible laboratory results under 43-101 guidelines. Quality assurance is everyone’s responsibility; therefore the program is presented in its entirety rather than by specific group of personnel. It is important that everyone understands the roll of the other workers. Quality control is necessary to ensure the precision, accuracy and reproducibility of the analysis at the laboratory. Daily audits of these procedures will ensure that Petaquilla Minerals results are reliable for making important decisions about mining. Those sections of the protocols that are in red are modified from the original version.

In chronological order, these procedures are as follows:

1.

The field geologist or engineer shall inspect the core runs during drilling to make sure the core is in proper order, fits tightly together and there are no depth errors on the wooden dividers in the core box. The rows of core should be placed in the box numbered left to right from top to bottom. The field geologist or engineer should also record the recovery and drilling time of the interval noting any unusual conditions such as slow drilling, loss of circulation, chatter, etc.

2.

The core boxes should be labeled by the drill crew with the drill hole and box number on the outside left-hand end of the box. Box lids shall be secured with rubber straps to facilitate secure transport. Drill core will be delivered to the core shack area at the end of each drilling shift, if possible. Alternatively, it shall be stored securely on-site for helicopter pick-up.

3.	Upon arrival at the core shed, the technicians will sort out the boxes by each drill hole in sequential order. When the geologist is available for logging, the lids will be removed from the boxes.

4.

The core will then be inspected and carefully cleaned by the sampling technician with water to expose rock units, if present. Poorly consolidated material shall remain unwashed so as not to disturb the core.

5.

At this point, the contents of each core box contents should be photographed by the geologist with a digital camera with a large label indicating the hole number, box number and core interval. Prior to taking these photos, the core box should be labeled with a piece of paper with a large marker identifying the drill hole, box number and sample interval. A light spray of water should be used on the core to help distinguish the

1	April 4, 2006- revision 4

lithology. These photographs should be uploaded each day on a computer with a back- up file being created for off-site storage.

6.

The core will then be measured again for recovery by a laboratory geologist at the core shed. The recorded drilling interval on the box dividers shall be compared with the measured length of the tightly compressed core interval. This percentage shall be recorded on the geotechnical form that is appended (Attachment A).

7.

When an interval between two core blocks has been measured for recovery, it will then be measured for RQD by the laboratory geologist for the same core run. The length of all pieces of drill core greater than two and ½ times the core diameter will be cumulatively measured. Obvious man made breaks in the core are to be ignored as we are looking for natural breaks in the rock. This will be the case at the end of each row where the driller has broken the drill core to fit into the row. The cumulative total divided by the core length interval will be recorded as a percentage on the same form as the recovery was posted on the geotechnical form.

8.	The lab geologist or field geologist, if available, will be responsible for logging the drill core. This will be done on the form appended (Attachment B).

9.	Summary logs are to be compiled so that drill sections can be immediately uploaded on the computer. This will be done on the form appended (Attachment C).

10.

Once the core has been logged for Geology and the Summary Log completed, the Geologist is responsible for the establishing the core sample intervals. These intervals are to be marked directly onto the drill core if possible and on the core box using a Red colored China Marker. Assay tag numbers will be inserted at beginning and end of the core sample interval in the box to assist the sampler. One tag will be stapled and the other will be loose for the sampling technician to use in the sample bag. The geologist should attempt to write the assay number on each piece of core. This will help to eliminate any mistakes in the sample cutting procedures.

11.

Sample boundaries are to conform to geological contacts. A sample interval is not to straddle a geological contact. Sample intervals will be 2.0 meters in length unless geological contacts require more or less by no more than 0.5 meter.

12.

Make sure that the assays books stay with the core in the sampling room until the samples are sent for assaying. Once the assays are ready to go to the lab, the books should go for the office for recording and permanent storage. If the book is not completely full, it can return to the core shed until the next batch of samples are shipped. Keep these books in the same secure location every day to prevent from being misplaced or lost.

13.

Once the geologist is finished logging the core, he staples sample tags at the beginning of the sample breaks and inserts a tag (stapled) at the end of the interval. These are indicated in red with sample numbers as shown in the illustration below. The core box will be forwarded to the sample preparation area. The stapled tags will be retained in the core box with the core splits for future reference and the sampling

2	April 4, 2006- revision 4

technician will insert the second loose tag at the end of the sequence into the large plastic bag.

14.	The each core box is to be sequentially transferred to a table alongside the core cutting saw one at a time.

15.	The sampling technician should prepare the large plastic sample bags in advance of cutting each box of core by labeling the bags with a permanent black felt marker corresponding to the intervals sample tag number.

16.	The technician is to remove one piece of core at a time starting in the upper left hand corner of the core box. The technician is to make sure that a nice, smooth, even cut is made on the drill core and that an equal half is placed in the sample bag and the other half is returned to the box.

17.	Where samples require breaking the whole core, a hammer should be used to make the break. Do not cut the core!

18.	The ½ piece of core to be returned to the box will be the one that has the sample information marked on the rounded or curve part of the core. The core is to be replaced with the flat cut surface upwards in the box.

19.	When a sample interval contains pieces of broken core too small to cut, the sampler will remove approximately 50% of the material by hand into the sample bag.

20.	If a sample interval contains clay or other unconsolidated material, it will be sampled using a sharp knife. The material will be sliced in half. This is best done when the material is still water saturated.

21.	Before beginning to cut the next sample interval the rock saw technician will wash down the cutting tray to remove all loose rock fragments from the previous sample.

22.	When the sampling in a box of drill core has been completed the sampling technician should ensure that the box is placed in the proper location in the core rack and that the next consecutive box is sampled.

23.	The ½ core should be photographed again by the geologist with a digital camera. Prior to taking these photos, the core box should be labeled with a piece of paper with a large marker identifying the drill hole, box number and sample interval. These

3	April 4, 2006- revision 4

photographs should be uploaded each day on a computer with a back-up file being created for off-site storage.

24.	When the sampling and core cutting of the interval has been completed, the sampler will then take the end assay tag from the core box and roll it up with the top of the large plastic bag for transfer to the drying facility.

25.	Samples will be dried in numbered aluminum pans that have been cleaned and labeled for the drying facility. Due to the temperatures in the drying building, paper will combust, so the tag must be inserted into the small plastic bag (shipping bag) for the drying process. It is then returned to the sample bag with the tag after drying.

26.	Upon drying, the individual samples should be crushed in the jaw crusher to at least 5 millimeters or a minimum of 3-times. The jaw crusher should be air cleaned and if necessary wire brushed after each sample. A non-mineralized basalt sample should be run though the crusher between samples to ensure that any prior sample residues are flushed or diluted.

27.	The geologist should routinely check to determine if appropriate decontamination procedures are being followed.

28.	Following the crushing the sample will be passed through the Jone’s Splitter as many times takes to reduce the sample size to between 200 and 250 grams. This will contain some course material that will be pulverized at the laboratory. Do not sieve screen the samples. These samples shall be packaged with the sample tag obvious from the outside of the bag.

29.	All samples that have been prepared are to be neatly laid out in the assigned area. The sampling technician and geologist are to pay strict attention to the sample book regarding where the Blanks and Standards are to be inserted. The frequency has been predetermined randomly in sheets provided to the preparation laboratory (Attachment D – Colored sheets).

•	Blank Standard ( pure silica sand)	3 per 125 samples

•	Standard Oreas 53P (0.380)	1 per 125 samples

•	Standard Oreas 50P (0.727)	1 per 125 samples

•	Standard Oreas 60P (2.60)	1 per 125 samples

•	Standard Oreas 61Pa (4.46)	1 per 125 samples

•	Standard Oreas 61 Pb (4.75)	1 per 125 samples

•	Standard Oreas 7Pb (2.77)	1 per 125 samples

•	Standard Oreas 62Pa (9.64)	1 per 125 samples

•	Duplicate split of Coarse Reject	2 per 125 samples

•	Duplicate split from the Pulp	2 per 125 samples

4	April 4, 2006- revision 4

•	Second Half of the Drill Core sample	2 per 125 samples

•	1% of the Sample Reject splits should be sent to a Secondary Lab

30.	The geologist should ensure that chain-of-custody for sample shipment to the laboratory is appropriately documented with a transfer sheet to be signed by the receiving agent.

31.

Bulk density measurements should be made on each rock type from the core splits. First the sample should be weighed in air (Rau) prior to drying and then dried 16 hours and then reweighed in air (Rad) to ensure that moisture is eliminated. Next the sample should be immersed in paraffin (re: density is 0.905 g/cm3 ). Any pin-holes require that the sample be immersed in wax again. Next the rock sample should be weighed air (Rpa) again to determine the weight of the paraffin (Pw). The weight of the wax (Pw) divided by its density (0.905 g/cm3 ) to get the wax volume in cm3 (Pv). Then the wax coated sample is weighed in water (Rpw). The weight in air less the weight in water times 1000 (Rpa-Ppw x 1000) is its displaced volume (Vd) in cm3 . The dry bulk density (Rbd) of the sample is finally calculated in g/cm3 from the following equation:

Rbd = Rpa - Pw Vd – Pv

Fifteen (15) samples per lithology (all core – NOT one core hole) should be analyzed for density. Analysis by the lab is an alternative to using the preparation in Petaquilla lab due to the relatively low cost and minimization of error.

32.

The geologist or delegated technician should ensure that the core laboratory, storage area, shipping/receiving areas and drying facility are locked at all times when not in use. No unauthorized use of the facilities should be allowed.

33.

The geologist should audit the samplers, rock cutters and sample preparation technicians, frequently during the day to ensure samples are being cut properly and the sample bags are appropriately labeled.

Any deviation from these procedures shall be immediately reported to a Supervisor for correction or further evaluation of the situation.

Note: All revisions from prior version are in red.

5	April 4, 2006- revision 4

Botija Abajo Project – Molejón Mine
September 2012

APPENDIX 4.0
BOTIJA ABAJO CASH FLOW SPREADSHEET

A4-1

Botija Abajo Project – Molejón Mine
September 2012

Economic Analysis of
Botija Abajo Gold and Copper Operation, Panama
prepared by Behre Dolbear & Company (USA), Inc.
September 13, 2012

case 4: revised initial capital expenditure; no allocation of income and costs to gold and copper

	pay amount or charge	year -1	year 1	year 2	year 3	year 4	year 5	year 6	year 7	year 8	year 9	Total	
Production													
Total rock moved (waste, mill ore, heap ore)		250,000	1,759,000	2,665,000	2,685,000	2,682,000	3,151,700	3,050,000	314,800	0	0	16,557,500	
Waste (tonnes)		250,000	950,000	1,900,000	2,000,000	2,085,000	1,500,000	1,150,000	0	0	0	9,835,000	
Mill Ore													
tonnes mined		0	0	315,000	540,000	540,000	1,620,000	1,900,000	314,800	0	0	5,229,800	
tonnes milled		0	0	315,000	540,000	540,000	1,620,000	1,900,000	314,800	0	0	5,229,800	
gold grade (grams per tonne)		0.00	0.00	0.69	0.56	0.56	0.46	0.49	0.40	0.00	0.00	0.5026	average
gold contained (grams)		0	0	218,264	303,318	301,320	742,608	935,750	127,305	0	0	2,628,565	
gold contained (ounces)		0	0	7,017	9,752	9,688	23,875	30,085	4,093	0	0	84,510	
gold recovery (%)		0.00%	0.00%	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%	average
gold recovered (ounces)		0	0	5,263	7,314	7,266	17,907	22,564	3,070	0	0	63,383	
copper grade (%)		0.00%	0.00%	0.30%	0.50%	0.53%	0.45%	0.38%	0.31%	0.00%	0.00%	0.4192%	average
copper contained (tonnes)		0	0	948	2,678	2,873	7,241	7,220	960	0	0	21,921	
copper contained (pounds)		0	0	2,090,310	5,904,854	6,333,432	15,964,535	15,917,356	2,116,744	0	0	48,327,233	
copper recovery (%)		0.00%	0.00%	72.00%	72.00%	72.00%	72.00%	72.00%	72.00%	72.00%	72.00%	72.00%	
copper recovered (pounds)		0	0	1,505,024	4,251,495	4,560,071	11,494,465	11,460,497	1,524,056	0	0	34,795,607	
Heap Ore													
tonnes mined		0	809,000	450,000	145,000	57,000	31,700	0	0	0	0	1,492,700	
tonnes processed		0	809,000	450,000	145,000	57,000	31,700	0	0	0	0	1,492,700	
grade (grams per tonne)		0.00	0.55	0.46	0.17	0.16	0.19	0.00	0.00	0.00	0.00	0.4632	average
gold contained (grams)		0	444,465	207,540	24,230	9,268	5,909	0	0	0	0	691,411	
gold contained (ounces)		0	14,290	6,673	779	298	190	0	0	0	0	22,229	
recovery (%)		0.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	average
gold recovered (ounces)		0	11,432	5,338	623	238	152	0	0	0	0	17,784	
total gold recovered (ounces)		0	11,432	10,601	7,937	7,504	18,059	22,564	3,070	0	0	81,166	
total copper recovered (pounds)		0	0	1,505,024	4,251,495	4,560,071	11,494,465	11,460,497	1,524,056	0	0	34,795,607	
Income from Sales													
gold price per ounce		$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00		
copper price per pound		$3.54	$3.54	$3.54	$3.54	$3.54	$3.54	$3.54	$3.54	$3.54	$3.54		
	pay amount or charge												
income from dore sales (heap leach)	100.00%	$0	$18,291,030	$8,540,884	$997,115	$381,414	$243,168	$0	$0	$0	$0	$28,453,611	
dore trans & refining (per oz rcvd)	$6.50	$0	$74,307	$34,697	$4,051	$1,549	$988	$0	$0	$0	$0	$115,593	
net income from dore		$0	$18,216,723	$8,506,186	$993,065	$379,864	$242,180	$0	$0	$0	$0	$28,338,018	
income from copper sales (mill)	100.00%	$0	$0	$5,327,783	$15,050,292	$16,142,652	$40,690,407	$40,570,158	$5,395,157	$0	$0	$123,176,450	
income from gold sales (mill)	100.00%	$0	$0	$8,420,801	$11,702,279	$11,625,194	$28,650,479	$36,102,070	$4,911,545	$0	$0	$101,412,367	
Cu cons trans smelt refine (per lb Cu)	$0.48	$0	$0	$722,411	$2,040,718	$2,188,834	$5,517,343	$5,501,038	$731,547	$0	$0	$16,701,892	
net income from cons		$0	$0	$13,026,172	$24,711,854	$25,579,012	$63,823,543	$71,171,189	$9,575,155	$0	$0	$207,886,926	
net income from gold and copper sales		$0	$18,216,723	$21,532,359	$25,704,918	$25,958,877	$64,065,723	$71,171,189	$9,575,155	$0	$0	$236,224,944	
total income		$0	$18,216,723	$21,532,359	$25,704,918	$25,958,877	$64,065,723	$71,171,189	$9,575,155	$0	$0	$236,224,944

A4-2

Botija Abajo Project – Molejón Mine
September 2012

Economic Analysis of
Botija Abajo Gold and Copper Operation, Panama
prepared by Behre Dolbear & Company (USA), Inc.
September 13, 2012

case 4: revised initial capital expenditure; no allocation of income and costs to gold and copper

		year -1	year 1	year 2	year 3	year 4	year 5	year 6	year 7	year 8	year 9	Total
Operating Costs												
Unit Costs												
waste mining ($ per tonne of waste)		$2.09	$2.09	$2.09	$2.09	$2.09	$2.09	$2.09	$2.09	$2.09	$2.09	
heap leach ore - mining ($ per tonne heap leach ore)		$2.09	$2.09	$2.09	$2.09	$2.09	$2.09	$2.09	$2.09	$2.09	$2.09	
heap leach ore - processing ($/tonne heap leach ore)		$4.15	$4.15	$4.15	$4.15	$4.15	$4.15	$4.15	$4.15	$4.15	$4.15	
heap leach ore - G&A ($/tonne heap leach ore)		$0.17	$0.17	$0.17	$0.17	$0.17	$0.17	$0.17	$0.17	$0.17	$0.17	
mill ore -mining ($ per tonne of mill ore)		$2.29	$2.29	$2.29	$2.29	$2.29	$2.29	$2.29	$2.29	$2.29	$2.29	
mill ore - processing ($ per tonne of mill ore)		$19.26	$19.26	$19.26	$19.26	$19.26	$19.26	$19.26	$19.26	$19.26	$19.26	
mill ore - G&A ($ per tonne of mill ore)		$0.35	$0.35	$0.35	$0.35	$0.35	$0.35	$0.35	$0.35	$0.35	$0.35	
mill ore - tailings disp. costs ($/tonne first 5.8MM tonnes)		$0.97	$0.97	$0.97	$0.97	$0.97	$0.97	$0.97	$0.97	$0.97	$0.97	
mill ore - tailings disp. costs ($/tonne next 2.8MM tonnes)		$1.63	$1.63	$1.63	$1.63	$1.63	$1.63	$1.63	$1.63	$1.63	$1.63	
Annual Costs												
waste mining		$522,500	$1,985,500	$3,971,000	$4,180,000	$4,357,650	$3,135,000	$2,403,500	$0	$0	$0	$20,555,150
heap leach ore mining		$0	$1,690,810	$940,500	$303,050	$119,130	$66,253	$0	$0	$0	$0	$3,119,743
heap leach ore processing		$0	$3,357,350	$1,867,500	$601,750	$236,550	$131,555	$0	$0	$0	$0	$6,194,705
heap leach ore G&A		$0	$137,530	$76,500	$24,650	$9,690	$5,389	$0	$0	$0	$0	$253,759
heap leach gold royalty	5.24%	$0	$958,450	$447,542	$52,249	$19,986	$12,742	$0	$0	$0	$0	$1,490,969
total annual cost - heap leaching		$0	$6,144,140	$3,332,042	$981,699	$385,356	$215,939	$0	$0	$0	$0	$11,059,176
mill ore mining		$0	$0	$721,350	$1,236,600	$1,236,600	$3,709,800	$4,351,000	$720,892	$0	$0	$11,976,242
mill ore processing		$0	$0	$6,066,900	$10,400,400	$10,400,400	$31,201,200	$36,594,000	$6,063,048	$0	$0	$100,725,948
mill ore G&A		$0	$0	$110,250	$189,000	$189,000	$567,000	$665,000	$110,180	$0	$0	$1,830,430
mill ore tailings - first 5.8MM tonnes		$0	$0	$305,550	$523,800	$523,800	$1,571,400	$1,843,000	$305,356	$0	$0	$5,072,906
mill ore tailings - next 2.8mm tonnes		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
mill ore gold royalty	5.24%	$0	$0	$441,250	$613,199	$609,160	$1,501,285	$1,891,748	$257,365	$0	$0	$5,314,008
mill ore copper royalty	2.00%	$0	$0	$106,556	$301,006	$322,853	$813,808	$811,403	$107,903	$0	$0	$2,463,529
total annual cost - milling		$0	$0	$7,751,856	$13,264,005	$13,281,813	$39,364,493	$46,156,152	$7,564,744	$0	$0	$127,383,063
total cash cost		$522,500	$8,129,640	$15,054,898	$18,425,704	$18,024,819	$42,715,432	$48,559,652	$7,564,744	$0	$0	$158,997,389
depreciation		$0	$2,468,700	$2,468,700	$2,468,700	$3,508,700	$3,508,700	$3,508,700	$3,508,700	$0	$0	$21,440,900
total cost		$522,500	$10,598,340	$17,523,598	$20,894,404	$21,533,519	$46,224,132	$52,068,352	$11,073,444	$0	$0	$180,438,289
net income before taxes		-$522,500	$7,618,383	$4,008,761	$4,810,514	$4,425,357	$17,841,591	$19,102,838	-$1,498,289	$0	$0	$55,786,655
corporate income tax (25% 2012 andafter)		$0	$1,382,096	$1,002,190	$1,202,629	$1,106,339	$4,460,398	$4,775,709	$0	$0	$0	$13,929,361
net income after taxes		-$522,500	$6,236,287	$3,006,571	$3,607,886	$3,319,018	$13,381,193	$14,327,128	-$1,498,289	$0	$0	$41,857,294
addback depreciation		$0	$2,468,700	$2,468,700	$2,468,700	$3,508,700	$3,508,700	$3,508,700	$3,508,700	$0	$0	$21,440,900
net income from operations		-$522,500	$8,704,987	$5,475,271	$6,076,586	$6,827,718	$16,889,893	$17,835,828	$2,010,411	$0	$0	$63,298,194

A4-3

Botija Abajo Project – Molejón Mine
September 2012

Economic Analysis of
Botija Abajo Gold and Copper Operation, Panama
prepared by Behre Dolbear & Company (USA), Inc.
September 13, 2012

case 4: revised initial capital expenditure; no allocation of income and costs to gold and copper

	year -1	year 1	year 2	year 3	year 4	year 5	year 6	year 7	year 8	year 9	Total
Capital Expenditures											
plant equipment	$20,299,500										$20,299,500
auxiliary equipment	$299,000										$299,000
power station	$2,619,500										$2,619,500
conc. bldg.; met. lab; water supply	$780,000										$780,000
spare parts; first fills; detail design	$689,000										$689,000
expansion - year 4					$10,400,000						$10,400,000
total capital expenditures	$24,687,000	$0	$0	$0	$10,400,000	$0	$0	$0	$0	$0	$35,087,000
net cash flow	-$25,209,500	$8,704,987	$5,475,271	$6,076,586	-$3,572,282	$16,889,893	$17,835,828	$2,010,411	$0	$0	$28,211,194

Net Present Value and Return on Investment

discount rate	**net present value**
0.00%	$28,211,194
5.00%	$17,456,436
8.00%	$12,639,372
10.00%	$9,946,789
12.50%	$7,061,414
15.00%	$4,623,570
20.00%	$802,206
25.00%	($1,969,346)
rate of return	**21.29%**

income tax calculation		year -1	year 1	year 2	year 3	year 4	year 5	year 6	year 7	year 8	year 9
net income before taxes		-$522,500	$7,618,383	$4,008,761	$4,810,514	$4,425,357	$17,841,591	$19,102,838	-$1,498,289	$0	$0
nominal income tax		$0	$1,904,596	$1,002,190	$1,202,629	$1,106,339	$4,460,398	$4,775,709	$0	$0	$0
credit available, begin year		$522,500	$522,500	$0	$0	$0	$0	$0	$0	$0	$0
credit taken		$0	$522,500	$0	$0	$0	$0	$0	$0	$0	$0
credit available, end year	$522,500	$522,500	$0	$0	$0	$0	$0	$0	$0	$0	$0
actual income tax		$0	$1,382,096	$1,002,190	$1,202,629	$1,106,339	$4,460,398	$4,775,709	$0	$0	$0

A4-4